Filed Pursuant to Rule 424(b)(4)
Registration No. 333-141918

21,212,121 Shares

A.P. PHARMA, INC.

Common Stock

A.P. Pharma, Inc. is offering 21,212,121 shares of its common stock. A.P. Pharma, Inc.’s common stock is traded on The NASDAQ Global Market under the symbol “APPA” (temporarily traded under the symbol “APPAD” until June 25, 2007 to reflect the recent reverse stock split). The last reported sale price of the common stock on The NASDAQ Global Market on June 13, 2007, was $1.96 per share.

Investing in our common stock involves risks.

See “ Risk Factors” beginning on page 6 of this prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Share	Total

Public offering price	$1.650	$35,000,000

Underwriting discounts and commissions	$0.099	$2,100,000

Proceeds to A.P. Pharma, Inc.	$1.551	$32,900,000

A.P. Pharma, Inc. has granted the underwriters a 30-day option to purchase up to an additional 3,181,818 shares of our common stock to cover over-allotments.

Merriman Curhan Ford & Co.

Dawson James Securities, Inc.

The date of this Prospectus is June 13, 2007

You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with information that is different. We are offering to sell, and seeking offers to buy, shares of common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date hereof, regardless of the time of delivery of this prospectus, or of any sale of the common stock. It is important for you to read and consider all information contained in this prospectus in making your investment decision. You should also read and consider the information in the documents we have referred you to in “Where You Can Find More Information” below.

Unless the context requires otherwise, in this prospectus the terms “A.P. Pharma, Inc.,” “we,” “us” and “our” refer to A.P. Pharma, Inc. A.P. Pharma, Biochronomer and Bioerodimer are our registered trademarks. Other trademarks, trade names and service marks used in this prospectus are the property of their respective owners.

PROSPECTUS SUMMARY

This summary provides an overview of selected information contained elsewhere in this prospectus and does not contain all the information you should consider before investing in our common stock. You should carefully read the entire prospectus, including the section entitled “Risk Factors” beginning on page 6 and our financial statements and the related notes included elsewhere in this prospectus, before making an investment decision.

Our Company

We are a specialty pharmaceutical company focused on developing pharmaceutical products using our proprietary Biochronomer polymer-based drug delivery technology. Our product development philosophy is based on incorporating approved therapeutics into our proprietary bioerodible drug delivery technology to create controlled release pharmaceuticals to improve treatments for diseases or conditions. Our lead product candidate, APF530, is currently in a pivotal Phase III clinical trial for the prevention of acute and delayed onset chemotherapy-induced nausea and vomiting, or CINV. We expect to complete enrollment of our pivotal Phase III clinical trial in the first half of 2008 and to announce results of that trial in the third quarter of 2008. We expect to file our new drug application, or NDA, for approval of APF530 in the fourth quarter of 2008.

Our primary focus is to advance our proprietary Biochronomer technology, consisting of bioerodible polymers designed to release drugs over a defined period. We have completed over 100 in vivo and in vitro studies demonstrating that our Biochronomer technology is potentially applicable to a range of therapeutic areas, including prevention of nausea and vomiting, pain management, control of inflammation and treatment of ophthalmic diseases. We have also completed comprehensive animal and human toxicology studies that have established that our Biochronomer polymers are safe and well tolerated. Furthermore, our Biochronomer technology can be designed to deliver drugs over periods varying from days to several months.

APF530

Our lead product, APF530, is being developed for the prevention of both acute and delayed onset CINV in patients receiving either moderately or highly emetogenic, or vomit-inducing, chemotherapy. APF530 is delivered by a single subcutaneous injection and contains the 5-HT3 antagonist, granisetron. Granisetron injections and oral tablets are approved for the prevention of acute onset CINV, but not delayed onset CINV. We selected granisetron because it is a potent drug and the applicable granisetron patent will expire in the United States on December 29, 2007.

Granisetron and other 5-HT3 antagonists, as a class, have become the most common antiemetic agents in chemotherapy. However, no 5-HT3 antagonist formulation is currently approved for the prevention of both acute and delayed onset CINV for both moderately and highly emetogenic chemotherapy. We believe that if APF530 demonstrates that we can deliver therapeutic levels of granisetron over an extended period of time to prevent both acute and delayed onset CINV for both moderately and highly emetogenic chemotherapy we will have a unique product with significant commercial potential. Physicians will have the opportunity to provide patients with the broadest efficacious treatment for CINV with a single injection. We believe the total addressable U. S. market for use of 5-HT3 antagonists in the prevention of CINV approaches $1 billion.

In September 2005, we completed a Phase II clinical trial for APF530 that achieved all of its primary and secondary endpoints. We evaluated the safety, tolerability and pharmacokinetics of APF530 in cancer patients. In addition, efficacy endpoints were evaluated relating to emetic events and the use of additional medication for CINV. The clinical trial demonstrated that APF530 was well tolerated as there were no serious adverse events attributed to APF530.

Our pivotal Phase III clinical trial, initiated in May 2006 will include approximately 1,350 patients, stratified into two groups, one receiving moderately and the other receiving highly emetogenic chemotherapeutic agents. We expect to complete enrollment of our pivotal Phase III clinical trial in the first half of 2008 and to announce results of that trial in the third quarter of 2008. We expect to file our NDA for approval of APF530 in the fourth quarter of 2008.

Development Pipeline

In addition to our lead drug candidate, we have a pipeline of other product candidates that use our Biochronomer technology, as described in the table below. One of these, APF112, incorporates the well-known local anesthetic, mepivacaine. It is designed to provide up to 36 hours of post-surgical pain relief and to minimize the use of morphine-like drugs, or opiates, which are used extensively in post-surgical pain management. We plan to initiate a Phase IIb clinical trial for APF112 in the first half of 2008. We have several additional product candidates using our Biochronomer technology in early stages of development. For example, we plan to initiate a Phase I clinical trial of APF580 in the first half of 2008 and initiate a Phase II clinical trial in the fourth quarter of 2008 for the controlled delivery of an opiate for pain relief.

Product Candidate	Potential Application	Drug	Targeted Duration	Status
APF112	Post-surgical pain relief	Mepivacaine	Up to 36 hours	Phase II

APF580	Pain relief	Undisclosed opiate	At least seven days	Preclinical

APF328	Local anti-inflammatory (orthopedic surgery)	Meloxicam	Up to two weeks	Preclinical
APF505	Anti-inflammatory (osteoarthritis)	Meloxicam	Up to six weeks	Preclinical

Our Technology Platform

We have made significant investments in the development of our bioerodible drug delivery technologies, which have created tangible results. Specifically, we have developed a broad family of polymers with unique attributes, known collectively as poly(ortho esters), under the trade name Biochronomer. This technology has been specifically designed for use in drug delivery applications with a number of technical advantages, such as: ease of manufacturing, flexible delivery times, various physical forms and multiple potential applications due to a neutral pH environment for acid sensitive actives (nucleic acids, proteins, etc.).

Due to the inherent versatility of our Biochronomer technology, products can be designed to deliver drugs at a variety of implantation sites including, under the skin, at the site of a surgical procedure, in joints, in the eye, or in muscle tissue. Our Biochronomer technology can provide sustained levels of drugs in systemic circulation for prolonged efficacy.

Our Strategy

Our primary objective is to be a leading specialty pharmaceutical company focused on improving the effectiveness of existing pharmaceuticals using our proprietary drug delivery technologies. Key elements include:

•	Expand our product pipeline by leveraging our existing technology;

•	Minimize product development risk and time-to-market by applying our proprietary drug delivery technologies to improve the effectiveness of approved pharmaceutical products;

•	Maximize the value of our lead product, APF530, by partnering after successful clinical trial results; and

•	Enter into strategic partnerships for our future product development programs to enhance the success of our product development and commercialization efforts.

Risk Factors

We face numerous risks that could materially affect our business, results of operations or financial condition. For further discussion of these risks see “Risk Factors.”

Our Corporate Information

We were founded in February 1983 as a California corporation under the name AMCO Polymerics, Inc., changed our name to Advanced Polymer Systems, Inc. in 1984 and were reincorporated in Delaware in 1987. We changed our name to A.P. Pharma, Inc. in May 2001 to reflect our new pharmaceutical focus. Our principal executive offices are located at 123 Saginaw Drive, Redwood City, California 94063. Our telephone number is (650) 366-2626. Our website is located at www.appharma.com. Information contained on, or that can be accessed through, our website is not part of this prospectus.

The Offering

Common stock offered	21,212,121 shares

Common stock to be outstanding after this offering	27,571,787 shares

Over-allotment option	3,181,818 shares

Use of proceeds

We intend to use the net proceeds from this offering for continuing development of APF530 and other product candidates, research and development, working capital, capital expenditures and other general corporate purposes. See “Use of Proceeds” for additional information.

Risk factors	See “Risk Factors” and the other information in this prospectus for important information that you should consider before deciding whether to invest in shares of our common stock.

The NASDAQ Global Market symbol	APPA (temporarily traded under the symbol APPAD until June 25, 2007 to reflect the recent reverse stock split).

The number of shares of our common stock to be outstanding after the closing of this offering is based on 6,359,666 shares outstanding as of March 31, 2007.

The number of shares of our common stock outstanding after the offering excludes as of March 31, 2007:

•	590,199 shares of common stock issuable upon the exercise of outstanding options with a weighted average exercise price of $10.28 per share;

•	77,931 available for future issuance under our 2002 Equity Incentive Plan;

•	14,010 available for future issuance under our Non-Qualified Stock Plan; and

•	55,846 shares available for future issuance under our 1997 Employee Stock Purchase Plan.

Unless otherwise indicated, all information in this prospectus:

•	is based on a 1-for-4 reverse split effective on May 23, 2007; and

•	assumes that the underwriters do not exercise their right to purchase up to 3,181,818 shares of our common stock to cover over-allotments, if any.

SUMMARY FINANCIAL DATA

The following tables present summary historical and as adjusted financial data. The summary statements of operations data for the years ended December 31, 2004, 2005 and 2006 have been derived from our audited financial statements included elsewhere in this prospectus. The statements of operations data for the three months ended March 31, 2006 and March 31, 2007 and the balance sheet data as of March 31, 2007 are derived from our interim unaudited financial statements included elsewhere in this prospectus. Past results of operations are not necessarily indicative of future results.

A 1-for-4 reverse split of our common stock became effective on May 23, 2007. Basic and diluted net income (loss) per share and all shares used in calculating such amounts reflect the reverse stock split for all periods presented. You should read this information together with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our financial statements and related notes, each included elsewhere in this prospectus.

	(in thousands, except per share data)
	Years Ended December 31,			Three Months Ended March 31,
	2004	2005	2006	2006	2007
				(unaudited)
Statement of Operations Data:
Revenue:
Royalties	$4,972	$5,247	$—	$—	$—
Contract revenue	432	144	—	—	—

Total revenue	5,404	5,391	—	—	—
Operating expenses:
Research and development	11,495	10,299	15,236	3,469	4,987
General and administrative	3,225	3,565	3,628	932	1,118

Total operating expenses	14,720	13,864	18,864	4,401	6,105

Operating loss	(9,316)	(8,473)	(18,864)	(4,401)	(6,105)
Gain on sale of interest in royalties	—	—	23,429	23,421	—
Interest and other income, net	224	290	952	272	148

Income (loss) from continuing operations	(9,092)	(8,183)	5,517	19,292	(5,957)
Loss from discontinued operations	(133)	(89)	(188)	—	(24)
Gain on disposition of discontinued operations	4	62	56	7	16

Income (loss) before income taxes	(9,221)	(8,210)	5,385	19,299	(5,965)
Tax provision	—	—	(119)	—	(36)

Net income (loss)	$(9,221)	$(8,210)	$5,266	$19,299	$(6,001)

Diluted net income (loss) per common share	$(1.61)	$(1.31)	$0.83	$3.03	$(0.95)
Weighted average common shares outstanding—diluted	5,727	6,280	6,359	6,371	6,331

	As of March 31, 2007
	Actual	As Adjusted(1)
	(unaudited, in thousands)
Balance Sheet Data:
Cash, cash equivalents and marketable securities	$9,362	$41,684
Working capital	6,274	38,596
Total assets	10,962	43,284
Long-term liabilities	1,000	1,000
Accumulated deficit	(93,765)	(93,765)
Total stockholders’ equity	6,227	38,549

(1)	On an as adjusted basis to give effect to the sale of 21,212,121 shares of common stock by us in this offering at an offering price of $ 1.65 per share, after deducting underwriting discounts and commissions and estimated offering costs to be paid by us.

R ISK FACTORS

Any investment in our stock involves a high degree of risk. You should consider carefully the risks and uncertainties described below and all information contained in this prospectus, before you decide whether to purchase our common stock. The trading price of our common stock could decline due to any of these risks or uncertainties, and you may lose part or all of your investment.

Risks Related to Our Business

We have a history of losses, we expect to generate losses in the near future, and we may never achieve or maintain profitability.

We have suffered recurring losses and had an accumulated deficit of $93.8 million as of March 31, 2007. We expect to continue to generate substantial losses over at least the next several years as we:

•	expand drug product development efforts;

•	conduct preclinical testing and clinical trials; and

•	pursue additional applications for our existing delivery technologies.

To achieve and sustain profitability, we must, alone or with others, successfully develop, obtain regulatory approval for, manufacture, market and sell our products. We will incur substantial expenses in our efforts to develop and commercialize products and we may never generate sufficient revenue to become profitable or to sustain profitability.

We will require additional capital to conduct our operations and to develop our products. Such funding may not be available on commercially favorable terms and may cause dilution to our existing stockholders.

We will require additional capital resources in order to conduct our operations and develop our products. We may not be able to obtain required funding on favorable terms and the required funding may cause dilution to our existing stockholders. The timing and degree of any future capital requirements will depend on many factors, including:

•	the number of product development programs we pursue and the pace of each program;

•	the scope, rate of progress, results and costs of preclinical testing and clinical trials;

•	the time and costs involved in seeking regulatory approvals;

•	scientific progress in our research and development programs;

•	the magnitude and scope of our research and development programs;

•	our ability to establish and maintain strategic collaborations or partnerships for research, development, clinical testing, manufacturing and marketing; and

•	market conditions and other factors.

We intend to acquire additional funding through sales of our common stock or other company securities, including this offering, and/or strategic collaborations, in the form of license fees, research and development fees and milestone payments. If we issue additional equity securities or securities convertible into equity securities to raise funds, our stockholders will suffer dilution of their investment and it may adversely affect the market price of our common stock. In the event that additional funds are obtained through arrangements with collaborative partners, these arrangements may require us to relinquish rights to some of our technologies or product candidates that we would otherwise seek to develop and commercialize ourselves. If adequate funds are not available, we will be required to delay, reduce the scope of, or eliminate one or more of our development programs and reduce personnel-related and other costs, which will have a material adverse effect on our business. See “Going Concern” in Note 1 of Notes to Financial Statements, in which we discuss the need to obtain additional financing in 2007.

We are substantially dependent upon the success of our APF530 product candidate. Clinical trials for this product may not demonstrate efficacy or lead to regulatory approval.

We will not be able to commercialize our lead product candidate, APF530, until we obtain regulatory approval in the United States or foreign countries. To satisfy the Food and Drug Administration, FDA, or foreign regulatory approval standards for the commercial sale of our product candidates, we must demonstrate in adequate and controlled clinical trials that our product candidates are safe and effective. Success in preclinical testing and early clinical trials does not ensure that later clinical trials will be successful. A number of companies in the pharmaceutical industry, including us, have suffered significant setbacks in advanced clinical trials, even after obtaining promising results in earlier clinical trials.

Our lead product candidate, APF530, is designed to prevent CINV for at least five days. In September 2005, we completed a Phase II human clinical trial of APF530 that achieved all of its primary and secondary endpoints. In May 2006, we initiated our pivotal Phase III clinical trial of AFP530.

Although we believe that this clinical trial will lead to regulatory approval of APF530 for the prevention of acute and delayed onset CINV for patients undergoing both moderately and highly emetogenic chemotherapy, the results of initial preclinical testing and clinical trials to date do not necessarily predict the results that we will get from subsequent or more extensive preclinical testing and clinical trials. Clinical trials of APF530 and our other product candidates may not demonstrate that they are safe and effective to the extent necessary to obtain regulatory approvals. If we cannot adequately demonstrate through the clinical trial process that the product we are developing is safe and effective, regulatory approval of that product would be delayed or prevented, which would impair our reputation, increase our costs and prevent us from earning revenue.

We may not obtain regulatory approval for our products. Regulatory approval may also be delayed or cancelled or may entail limitations on the indicated uses of a proposed product.

The regulatory process, particularly for biopharmaceutical products like ours, is uncertain, can take many years and requires the expenditure of substantial resources. Any product that we or our collaborative partners develop must receive all relevant regulatory agency approvals or clearances, if any, before it may be marketed in the United States or other countries. In particular, human pharmaceutical therapeutic products are subject to rigorous preclinical and clinical testing and other requirements by the FDA in the United States and similar health authorities in foreign countries. We may not receive necessary regulatory approvals or clearances to market APF530 or any other product candidate.

Data obtained from preclinical and clinical activities is susceptible to varying interpretations that could delay, limit or prevent regulatory agency approvals or clearances. For example, the FDA may require additional clinical data to support approval, such as confirmatory studies, carcinogenicity studies and other data or studies to address questions or concerns that may arise during the FDA review process. Delays or rejections also may be encountered as a result of changes in regulatory agency policy during the period of product development and/or the period of review of any application for regulatory agency approval or clearance for a product. Delays in obtaining regulatory agency approvals or clearances could:

•	significantly harm the marketing of any products that we or our collaborators develop;

•	impose costly procedures upon our activities or the activities of our collaborators;

•	diminish any competitive advantages that we or our collaborative partners may attain; or

•	adversely affect our ability to receive royalties and generate revenue and profits.

Even though we intend to apply for approval of most of our products in the United States under Section 505(b)(2) of the United States Food, Drug and Cosmetic Act, or FDCA, which applies to reformulations of approved drugs and that may require smaller and shorter safety and efficacy testing than that for entirely new drugs, the approval process will still be costly, time-consuming and uncertain. We plan to file the NDA for APF530 under Section 505(b)(2) of the FDCA, to rely on previous FDA findings of safety and efficacy of the active ingredient in APF530, granisetron. While we believe that Section 505(b)(2) is applicable to APF530, it is possible that the FDA may disagree and require us to submit a “stand-alone” or “full” Section 505(b)(1) NDA, which would require significantly more clinical studies and or other data collection or analysis.

We or our collaborators may not be able to obtain necessary regulatory approvals on a timely basis, if at all, for any of our potential products. Even if granted, regulatory approvals may include significant limitations on the uses for which products may be marketed. Failure to comply with applicable regulatory requirements can, among other things, result in warning letters, imposition of civil penalties or other monetary payments, delay in approving or refusal to approve a product candidate, suspension or withdrawal of regulatory approval, product recall or seizure, operating restrictions, interruption of clinical trials or manufacturing, injunctions and criminal prosecution.

In addition, the marketing and manufacturing of drugs and biological products are subject to continuing FDA review, and later discovery of previously unknown problems with a product, its manufacture or its marketing may result in the FDA requiring further clinical research or restrictions on the product or the manufacturer, including withdrawal of the product from the market.

Clinical trials are expensive and may not result in commercially viable products.

Conducting clinical trials is a time-consuming and expensive process. For example, we are incurring significant expenses in developing APF530, and even if approved, it may not result in a commercially viable product. Before obtaining regulatory approvals for the commercial sale of any products, we or our partners must demonstrate through preclinical testing and clinical trials that our product candidates are safe and effective for use in humans. We have incurred, and we will continue to incur, substantial expense for, and devote a significant amount of time to, preclinical testing and clinical trials.

Our business, results of operations and financial condition may be materially adversely affected by any delays in, or termination of, our clinical trials. Factors potentially impacting our ability to generate revenue or become profitable include:

•	insufficient funds to continue necessary clinical trials;

•	inability to find partners;

•	failure of clinical trials to demonstrate the safety and efficacy of our products to the extent necessary to obtain regulatory approvals;

•	failure of preclinical testing and early clinical trials to predict results of later clinical trials;

•	delay in completion of clinical trials, resulting in increased costs; and

•	inability to obtain regulatory approval of our products following completion of clinical trials, or delays in obtaining such approvals.

Delays in clinical testing could increase our costs and delay our ability to obtain regulatory approval and commercialize our product candidates.

Before we or our collaborators can file for regulatory approval for the commercial sale of our potential products, the FDA will require extensive preclinical safety testing and clinical trials to demonstrate their safety and efficacy. Significant delays in preclinical and clinical testing could materially impact our product development costs and delay regulatory approval of our product candidates. For example, enrollment in the pivotal Phase III trial for APF530 has been slower than we expected, resulting in delays in our development timeline and increased costs. Completing clinical trials in a timely manner depends on, among other factors:

•	obtaining regulatory approval to commence a trial;

•	obtaining clinical materials;

•	reaching agreement on acceptable clinical study terms with prospective sites and clinical research organizations;

•	obtaining institutional review board approval to conduct a study at a prospective site; and

•	recruiting patients to participate in a study.

We rely on third parties to conduct our clinical trials, and their failure to perform their obligations in a timely and competent manner may delay development and commercialization of our product candidates.

We are using a clinical research organization to oversee our ongoing clinical trial of APF530 and we expect to use the same or similar organizations for our future clinical trials. There are numerous alternative sources to provide these services; however, we may face delays outside of our control if these parties do not perform their obligations in a timely or competent fashion, or if we are forced to change service providers. If we experience significant delays in the progress of our clinical trials and in our plans to file NDAs, the commercial prospects for product candidates could decrease.

Our bioerodible drug delivery technology is at an early stage of development, and we cannot be certain that such development will be successful.

Our bioerodible drug delivery technology is at an early stage of development. We may not be able to substantiate the capability of our drug delivery technology for a variety of reasons:

•	selection of inappropriate therapeutic compound for delivery;

•	selection of inappropriate application for the particular product candidate;

•	failure to receive regulatory approval on a timely basis or at all; or

•	difficulties with manufacturing in commercial quantities at an acceptable cost.

Successful development of our delivery technologies will require significant preclinical and clinical testing prior to regulatory approval, if any. Because of these scientific, regulatory and commercial hurdles, any program could be abandoned or otherwise fail, even after significant resources have been expended.

Changes in management may be disruptive.

We had significant changes in management during 2006 and into 2007. On October 9, 2006, Michael O’Connell, our President and Chief Executive Officer began a temporary leave of absence for medical reasons. Effective that same date, Gregory Turnbull, formerly an independent director, began to serve as President and Chief Executive Officer. Effective September 27, 2006, Stephen Whiteford was appointed our Vice President, Finance and Chief Financial Officer to replace our former Chief Financial Officer who resigned on September 12, 2006 to pursue another opportunity. On May 29, 2007, Mr. O’Connell assumed the position of our Chief Operating Officer. Effective June 1, 2007, Mr. O’Connell assumed additional responsibility as our Chief Financial Officer, on which date Mr. Whiteford completed his interim service to the company. Additions of new personnel and departures of existing personnel, particularly in key positions, can be disruptive, might lead to additional departures of existing personnel and could have a material adverse effect on our business, operating results and financial condition.

If any products that we or our collaborators may develop do not attain adequate market acceptance by health care professionals and patients, our business prospects and results of operations will suffer.

Even if a product candidate receives regulatory approval for commercial sale, the revenue received or to be received from the sale of the product may not be significant and will depend on many factors that are outside of our control. Factors that may affect revenue from our product candidates, if and when approved, include:

•	perception of physicians and other members of the health care community of their safety and efficacy relative to that of competing products;

•	cost-effectiveness;

•	patient and physician satisfaction with these products;

•	ability to successfully manufacture commercially and on a timely basis;

•	cost and availability of raw materials;

•	market size for these products;

•	reimbursement policies of government and third-party payors;

•	unfavorable publicity concerning these products or similar drugs;

•	the introduction, availability and acceptance of competing products, including those of our collaborators;

•	adverse event information relating to these products;

•	product labeling or product insert required by the FDA or regulatory authorities in other countries;

•	regulatory developments related to the manufacture or continued use of these products;

•	extent and effectiveness of sales and marketing and distribution support for the products; and

•	our collaborators’ decisions as to the timing of product launches, pricing and discounting.

Our product revenue will be adversely affected if, due to these or other factors, the products we or our collaborators are able to commercialize do not gain significant market acceptance.

We depend on contract manufacturers and collaborators for manufacturing our products; if they do not perform as expected, our revenue and customer relations will suffer.

We do not own or operate manufacturing facilities for the production of clinical or commercial quantities of any product. We rely on a small number of third-party manufacturers to produce our compounds and expect to continue to do so to meet the preclinical and clinical requirements of our potential products and for all of our commercial needs. We have no long-term agreements with any of these third parties. We may not be able to extend these agreements at satisfactory terms, or at all, and we may not be able to find a replacement contract manufacturer at satisfactory terms or on a timely basis.

Further, our contract manufacturers and our collaborators are required to comply with FDA requirements related to product testing, quality assurance, manufacturing and records and documentation.

Our contract manufacturers or our collaborators may not be able to comply with the applicable FDA regulatory requirements, which could result in an enforcement or other action, prevent commercialization of our product candidates and impair our reputation and results of operations.

If we fail to comply with continuing federal, state and foreign regulations, we could lose our approvals to market drugs and our business would be seriously harmed.

Following initial regulatory approval of any drugs we may develop, we will be subject to continuing regulatory review, including review of adverse drug experiences and clinical results that are reported after our drug products become commercially available. This would include results from any post-marketing tests or continued actions required as a condition of approval. The manufacturer and manufacturing facilities we use to make any of our drug candidates will be subject to periodic review and inspection by the FDA. If a previously unknown problem or problems with a product or a manufacturing and laboratory facility used by us is discovered, the FDA or foreign regulatory agency may impose restrictions on that product or on the manufacturing facility, including requiring us to withdraw the product from the market. Any changes to an approved product, including the way it is manufactured or promoted, often require FDA approval before the product, as modified, can be marketed. We and our contract manufacturers will be subject to ongoing FDA requirements for submission of safety and other post-market information. If we and our contract manufacturers fail to comply with applicable regulatory requirements, a regulatory agency may:

•	issue warning letters;

•	impose civil or criminal penalties;

•	suspend or withdraw our regulatory approval;

•	suspend or terminate any of our ongoing clinical trials;

•	refuse to approve pending applications or supplements to approved applications filed by us;

•	impose restrictions on our operations;

•	close the facilities of our contract manufacturers; or

•	seize or detain products or require a product recall.

Additionally, such regulatory review covers a company’s activities in the promotion of its drugs, with significant potential penalties and restrictions for promotion of drugs for an unapproved use. Sales and marketing programs are under scrutiny for compliance with various mandated requirements, such as illegal promotions to health care professionals. We are also required to submit information on our open and completed clinical trials to public registries and databases; failure to comply with these requirements could expose us to negative publicity, fines and penalties that could harm our business.

If we are unable to recruit and retain skilled employees, we may not be able to achieve our objectives.

We depend on a small number of key management and technical personnel. Retaining our current employees and recruiting qualified scientific personnel to perform future research and development work will be critical to our success. There is a shortage of skilled personnel in our industry, competition is intense for experienced scientists, and an inability to recruit or retain sufficient skilled personnel could result in delays to product development or approval, loss of sales and diversion of management resources.

We face intense competition from other companies.

We face intense competition from companies that are developing new formulations of existing drugs using novel drug delivery technologies. Many of our competitors have much greater financial, research and development, manufacturing, marketing, sales, distribution and managerial resources and experience than we do. Many of them also have much more experience than we do in preclinical testing and clinical trials of new drugs and in obtaining FDA and foreign regulatory approvals.

The following are our major competitors:

•	Alkermes, Inc.

•	Depomed, Inc.

•	Durect Corporation

•	ProStrakan Group PLC

•	SkyePharma PLC

Additionally, APF530 is expected to face competition from MGI Pharma Inc.’s Aloxi, F. Hoffman-La Roche Limited’s Kytril, GlaxoSmithKline PLC’s Zofran and its generic versions, and Aventis Pharma Limited’s Anzemet, each of which is currently on the market, as well as Hana Biosciences’ Zensana. We are also aware of several companies developing both generic and new formulations of granisetron. APF112 is expected to face competition from Durect Corporation’s Posidur and SkyePharma PLC’s recently divested DepoBupivacaine. Most or all of the products we could develop or commercialize will face competition from different therapeutic agents intended for treatment of the same indications or from other products incorporating drug delivery technologies. The competition potentially includes all of the pharmaceutical and drug delivery companies in the world. To the extent that we develop or market products incorporating drugs that are off-patent, or are being developed by multiple companies, we will face competition from other companies developing and marketing similar products.

Major technological changes can happen quickly in the biotechnology and pharmaceutical industries, and the development of technologically improved or different products or drug delivery technologies may make our product candidates or platform technologies obsolete or noncompetitive.

Because we or our collaborators must obtain regulatory approval to market our products in the United States and foreign jurisdictions, we cannot predict whether or when we will be permitted to commercialize our products.

Federal, state and local governments in the United States and governments in other countries have significant regulations in place that govern many of our activities. The preclinical testing and clinical trials of the products that we develop ourselves or that our collaborators develop are subject to government regulation and may prevent us from creating commercially viable products from our discoveries. These regulations and their application may change making it more difficult or prohibitive to develop our products. In addition, the sale by us or our collaborators of any commercially viable product will be subject to government regulation from several standpoints, including the processes of:

•	manufacturing;

•	labeling;

•	distributing;

•	advertising and promoting; and

•	selling and marketing.

We depend on our collaborators to help us complete the process of developing and testing our products.

Our strategy for the development, clinical testing and commercialization of our products requires entering into collaborations with corporate partners, licensors, licensees and others. These collaborations are critical to our success in bringing our product candidates to the market and promoting such marketed products profitably. We are dependent upon the subsequent success of these other parties in performing their respective responsibilities and the cooperation of our partners. Our collaborators may not cooperate with us or perform their obligations under our agreements with them. We cannot control the amount and timing of our collaborators’ resources that will be devoted to our research activities related to our collaborative agreements with them. Our collaborators may choose to pursue existing or alternative technologies in preference to those being developed in collaboration with us. Failure to make or maintain these arrangements or a delay in a collaborative partner’s performance or factors that may affect our partner’s sales may materially adversely affect our business, results of operations and financial condition.

Under agreements with collaborators, we may rely significantly on them, among other activities, to:

•	fund research and development activities with us;

•	pay us fees upon the achievement of milestones; and

•	market with us any commercial products that result from our collaborations.

Our business strategy includes the entry into additional collaborative agreements. We may not be able to enter into additional collaborative agreements or may not be able to negotiate commercially acceptable terms for these agreements.

Our current business strategy includes the entry into additional collaborative agreements for the development and commercialization of our delivery technologies. The negotiation and consummation of these types of agreements typically involve simultaneous discussions with multiple potential collaborators and require significant time and resources from our officers, business development, legal and research and development staff. In addition, in attracting the attention of pharmaceutical and biotechnology company collaborators, we compete with numerous other third parties with product opportunities as well the collaborators’ own internal product opportunities. We may not be able to consummate additional collaborative agreements, or we may not be able to negotiate commercially acceptable terms for these agreements. If we do not consummate additional collaborative agreements, we may have to consume money more rapidly on our product development efforts, defer development activities or forego the exploitation of certain geographic territories, any of which could have a material adverse effect on our business.

If we or our collaborators cannot arrange for adequate third-party reimbursement for our products, our revenue will suffer.

In both domestic and foreign markets, sales of our potential products will depend in substantial part on the availability of adequate reimbursement from third-party payors such as government health administration authorities, private health insurers and other organizations. Third-party payors often challenge the price and cost-effectiveness of medical products and services and such pressure may increase in the future. Significant uncertainty exists as to the adequate reimbursement status of newly approved health care products. Any products we are able to successfully develop may not be reimbursable by third-party payors. In addition, our products may not be considered cost-effective and adequate third-party reimbursement may not be available to enable us to maintain price levels sufficient to realize a profit. Legislation and regulations affecting the pricing of pharmaceuticals may change before our products are approved for marketing and any such changes could further limit reimbursement. If any products we develop do not receive adequate reimbursement, our revenue will be severely limited.

Our inability to obtain specialized materials could slow down our research and development process.

Some of the critical materials and components used in our products in development are sourced from a single supplier. An interruption in supply of a key material could significantly delay our research and development process or increase our expenses.

Specialized materials must often be manufactured for the first time for use in drug delivery technologies, or materials may be used in the technologies in a manner different from their customary commercial uses. The quality of materials can be critical to the performance of a drug delivery technology, so a reliable source of a consistent supply of materials is important. Materials or components needed for our drug delivery technologies may be difficult to obtain on commercially reasonable terms, particularly when relatively small quantities are required, or if the materials traditionally have not been used in pharmaceutical products.

If we are unable to adequately protect or enforce our intellectual property rights or secure rights to third-party patents, we may lose valuable assets, experience reduced market share or incur costly litigation to protect our rights or our third-party collaborators may choose to terminate their agreements with us.

Our success will depend in part on our ability to obtain patents, maintain trade secret protection and operate without infringing the proprietary rights of others. We have filed a number of U. S. patent applications on inventions relating to the composition of a variety of polymers, specific products, product groups and processing technology. In addition to obtaining patents in a number of foreign countries, we have also filed U.S. and foreign patent applications on our polymer technology with the Patent Cooperation Treaty (PCT), the European Patent Office and similar patent offices in Australia, Canada, China, Hong Kong, Japan, South Korea, Singapore and Taiwan. We have a total of 21 issued United States patents and an additional 113 issued (or registered) foreign patents. The patents on the bioerodible technologies expire between January 2016 and November 2022. Our existing patents may not cover future products, additional patents may not be issued and current patents or patents issued in the future may not provide meaningful protection or prove to be of commercial benefit.

The patent positions of pharmaceutical companies, including ours, are uncertain and involve complex legal and factual questions. In addition, the coverage claimed in a patent application can be significantly reduced before the patent is issued. Consequently, our patent applications or those that are licensed to us may not issue into patents, and any issued patents may not provide protection against competitive technologies or may be held invalid if challenged or circumvented. Our competitors may also independently develop products similar to ours or design around or otherwise circumvent patents issued to us or licensed by us. In addition, the laws of some foreign countries may not protect our proprietary rights to the same extent as the U. S. law.

We are party to several collaborative agreements. These agreements subject us to obligations which must be fulfilled and require us to manage complex relationships with third parties. If we are unable to meet our obligations or manage our relationships with our collaborators under these agreements or enter into additional collaboration agreements or if our existing collaborations are terminated, our revenue may decrease. Our third-party collaborators have entered into these agreements based on the exclusivity that our intellectual property rights confer on the products being developed. The loss or diminution of our intellectual property rights could result in a decision by our third-party collaborators to terminate their agreements with us. In addition, these agreements are generally complex and contain provisions that could give rise to legal disputes, including potential disputes concerning ownership of intellectual property and data under collaborations. Such disputes can lead to lengthy, expensive litigation or arbitration requiring us to devote management time and resources to such dispute which we would otherwise spend on our business.

We also rely upon trade secrets, technical know-how and continuing technological innovation to develop and maintain our competitive position. We require our employees, consultants, advisors and collaborators to execute appropriate confidentiality and assignment-of-inventions agreements with us. These agreements typically provide that all materials and confidential information developed or made known to the individual during the course of the individual’s relationship with us is to be kept confidential and not disclosed to third parties except in specific circumstances, and that all inventions arising out of the individual’s relationship with us shall be our exclusive property. These agreements may be breached, and in some instances, we may not have an appropriate remedy available for breach of the agreements. Furthermore, our competitors may independently develop substantially equivalent proprietary information and techniques, reverse engineer our information and techniques, or otherwise gain access to our proprietary technology.

We may be unable to meaningfully protect our rights in trade secrets, technical know-how and other non-patented technology. We may have to resort to litigation to protect our intellectual property rights, or to determine their scope, validity or enforceability. In addition, interference proceedings declared by the United States Patent and Trademark Office may be necessary to determine the priority of inventions with respect to our patent applications. Enforcing or defending our proprietary rights is expensive, could cause diversion of our resources and may not prove successful. Any failure to enforce or protect our rights could cause us to lose the ability to exclude others from using our technology to develop or sell competing products.

We may infringe on the intellectual property rights of others, and any litigation could force us to stop developing or selling potential products and could be costly, divert management attention and harm our business.

We must be able to develop products without infringing the proprietary rights of other parties. Because the markets in which we operate involve established competitors with significant patent portfolios, including patents relating to the composition of a variety of polymers, specific products, product groups and processing technology, it could be difficult for us to use our technologies or develop products without infringing the proprietary rights of others. We may not be able to design around the patented technologies or inventions of others and we may not be able to obtain licenses to use patented technologies on acceptable terms, or at all. If we cannot operate without infringing the proprietary rights of others, we will not earn product revenue.

If we are required to defend ourselves in a lawsuit, we could incur substantial costs and the lawsuit could divert management attention, regardless of the lawsuit’s merit or outcome. These legal actions could seek damages and seek to enjoin testing, manufacturing and marketing of the accused product or process. In addition to potential liability for significant damages, we could be required to obtain a license to continue to manufacture or market the accused product or process and any license required under any such patent may not be made available to us on acceptable terms, if at all.

Periodically, we review publicly available information regarding the development efforts of others in order to determine whether these efforts may violate our proprietary rights. We may determine that litigation is necessary to enforce our proprietary rights against others. Such litigation could result in substantial expense, regardless of its outcome, and may not be resolved in our favor.

Furthermore, patents already issued to us or our pending patent applications may become subject to dispute, and any disputes could be resolved against us. In addition, because patent applications in the United States are currently maintained in secrecy for a period of time prior to issuance, and patent applications in certain other countries generally are not published until more than 18 months after they are first filed, and because publication of discoveries in scientific or patent literature often lags behind actual discoveries, we cannot be certain that we were the first creator of inventions covered by our pending patent applications or that we were the first to file patent applications on such inventions.

We are exposed to risks and increased expenses as a result of laws requiring non-accelerated filers to evaluate internal controls over financial reporting.

Section 404 of the Sarbanes-Oxley Act of 2002 requires our management to evaluate the effectiveness of our internal controls over financial reporting as of the end of each fiscal year beginning with the year ending December 31, 2007, and to include a management report assessing the effectiveness of our internal controls over financial reporting in our annual report on Form 10-K for each fiscal year. Section 404 also requires our independent auditors to attest to, and report on, management’s assessment of our internal controls over financial reporting beginning with the year ending December 31, 2008. We have implemented an ongoing program to perform the system and process evaluation and testing we believe to be necessary to comply with these requirements. However, we cannot assure you that we will be successful in our efforts. We expect to incur increased expense and to devote additional management resources to Section 404 compliance. Any failure to implement required new or improved controls, or difficulties encountered in the implementation or operation of these controls, could harm our operating results and cause us to fail to meet our financial reporting obligations, which could adversely affect our business and reduce our stock price.

Legislative actions, potential new accounting pronouncements and higher insurance costs are likely to impact our future financial position or results of operations.

Future changes in financial accounting standards may cause adverse, unexpected fluctuations in the timing of the recognition of revenue or expenses and may affect our financial position or results of operations. New pronouncements and varying interpretations of pronouncements have occurred with frequency and may occur in the future and we may make changes in our accounting policies in the future. Compliance with changing regulation of corporate governance and public disclosure may result in additional expenses. Changing laws, regulations and standards relating to corporate governance and public disclosure, including the Sarbanes-Oxley Act of 2002, new SEC regulations, the Public Company Accounting Oversight Board pronouncements and The NASDAQ Global Market rules, are creating uncertainty for companies such as ours and insurance, accounting and auditing costs are increasing as a result of this uncertainty and other factors. We are committed to maintaining high standards of corporate governance and public disclosure. As a result, we intend to invest all reasonably necessary resources to comply with evolving standards, and this investment may result in increased general and administrative expenses and a diversion of management time and attention from revenue-generating activities to compliance activities.

We could be exposed to significant product liability claims that could be time consuming and costly to defend, divert management attention and adversely impact our ability to obtain and maintain insurance coverage.

The testing, manufacture, marketing and sale of our products involve an inherent risk that product liability claims will be asserted against us. Although we are insured against such risks up to an annual aggregate limit in connection with clinical trials and commercial sales of our products, our present product liability insurance may be inadequate and may not fully cover the costs of any claim or any ultimate damages we might be required to pay. Product liability claims or other claims related to our products, regardless of their outcome, could require us to spend significant time and money in litigation or to pay significant damages. Any successful product liability claim may prevent us from obtaining adequate product liability insurance in the future on commercially desirable or reasonable terms. In addition, product liability coverage may cease to be available in sufficient amounts or at an acceptable cost. An inability to obtain sufficient insurance coverage at an acceptable cost or otherwise to protect against potential product liability claims could prevent or inhibit the commercialization of our products. A product liability claim could also significantly harm our reputation and delay market acceptance of our products.

Our use of hazardous materials could subject us to liabilities, fines and sanctions.

Our laboratory and clinical testing sometimes involve use of hazardous and toxic materials. We are subject to federal, state and local laws and regulations governing how we use, manufacture, handle, store and dispose of these materials. Although we believe that our safety procedures for handling and disposing of such materials comply in all material respects with all federal, state and local regulations and standards, there is always the risk of accidental contamination or injury from these materials. In the event of an accident, we could be held liable for any damages that result and such liability could exceed our financial resources. Compliance with environmental and other laws may be expensive and current or future regulations may impair our development or commercialization efforts.

Risks Related To This Offering

The price of our common stock has been and may continue to be volatile.

Our common stock has historically been volatile, with a trading price ranging from $0.70 to $4.32 over the past five years. The stock markets in general, and the markets for drug delivery and pharmaceutical stocks in particular, have experienced extreme volatility that has often been unrelated to the operating performance of particular companies. These broad market fluctuations may adversely affect the trading price of our common stock. In addition, the limited trading volume of our stock may contribute to its volatility.

Price declines in our common stock could result from general market and economic conditions and a variety of other factors, including:

•	continuing losses and failure to achieve or maintain profitability;

•	our ability to raise capital;

•	adverse effects of our 1-for-4 reverse stock split, including reduced trading volume in our stock and the potential negative market reaction to our reverse stock split;

•	adverse results, lack of success or delays in our clinical trials of our product candidates, including APF530;

•	non-approval of our product candidates, or delays in the FDA review process;

•	adverse actions taken by regulatory agencies with respect to our product candidates, clinical trials, manufacturing processes or sales and marketing activities;

•	delays in preclinical and clinical testing;

•	failure to substantiate the capability of our drug delivery technology;

•	failure to attain adequate market acceptance by health care professionals and patients;

•	failure of our contract manufacturers and collaborators to perform as expected;

•	failure to comply with continuing federal, state and foreign regulations;

•	market conditions relating to our segment of the industry or the securities markets in general;

•	any lawsuit involving us or our product candidates;

•	announcements concerning our competitors, or the biotechnology or pharmaceutical industries in general;

•	changes in accounting principles; and

•	loss of any of our key scientific or management personnel.

In the past, following periods of volatility in the market price of a particular company’s securities, litigation has often been brought against that company. If litigation of this type is brought against us, it could be extremely expensive and divert management’s attention and our company’s resources.

Our common stock may be delisted from The NASDAQ Global Market, which could negatively impact the price of our common stock and our ability to access the capital markets.

Our common stock is listed on The NASDAQ Global Market. The listing standards of The NASDAQ Global Market provide that a company may be delisted if the bid price of its stock drops below $1.00 for a period of 30 consecutive business days. Prior to the 1-for-4 reverse stock split effected May 23, 2007, our stock has traded below $1.00. Additionally, issuers must maintain either (i) stockholders’ equity of at least $10 million or (ii) total assets and total revenue of at least $50 million, or (iii) total market value of listed securities of at least $50 million. As of the end of the first fiscal quarter of 2007, we failed to meet any of these requirements, although we hope to regain compliance with the $10 million stockholders’ equity requirement upon completion of this offering. On May 9, 2007, NASDAQ notified us that we were not in compliance with the $10 million stockholders’ equity requirement. If we fail to comply with all listing standards applicable to issuers listed on The NASDAQ Global Market, our common stock may be delisted from The NASDAQ Global Market. If our common stock is delisted, it could reduce the price of our common stock and the levels of liquidity available to our stockholders. In addition, the delisting of our common stock could materially adversely affect our access to the capital markets, and any limitation on liquidity or reduction in the price of our common stock could materially adversely affect our ability to raise capital on terms acceptable to us or at all. Delisting from The NASDAQ Global Market could also result in other negative implications, including the potential loss of confidence by suppliers, customers and employees, the loss of institutional investor interest and fewer business development opportunities.

We have broad discretion in the use of the net proceeds from this offering.

We intend to use the net proceeds of this offering for clinical development of our product candidates, including APF530, as well as working capital and general corporate purposes. However, we cannot specify with certainty the particular uses of the net proceeds that we will receive from this offering. Our management will have broad discretion in the application of the net proceeds, including for any of the purposes described in the section entitled “Use of Proceeds.” Our stockholders may not agree with the manner in which our management chooses to allocate and spend the net proceeds. The failure by our management to apply these funds effectively could harm our business and financial condition. Pending their use, we may invest the net proceeds from this offering in a manner that does not produce income or that loses value.

If you purchase our common stock in this offering, you will incur immediate and substantial dilution in the book value of your shares.

If you purchase shares in this offering, the value of your shares based on our actual book value will immediately be less than the offering price you paid. This reduction in the value of your equity is known as dilution. Investors purchasing common stock in this offering will, therefore, incur immediate dilution. Investors will incur additional dilution upon the exercise of outstanding stock options. In addition, if we raise funds by issuing additional securities, the newly issued shares will further dilute your percentage ownership.

Our certificate of incorporation, our bylaws, Delaware law and our stockholder rights plan contain provisions that could discourage another company from acquiring us and may prevent attempts by our stockholders to replace or remove our current management.

Provisions of Delaware law, our certificate of incorporation and bylaws may discourage, delay or prevent a merger or acquisition that stockholders may consider favorable, including transactions in which you might otherwise receive a premium for your shares. In addition, these provisions may frustrate or prevent any attempts by our stockholders to replace or remove our current management by making it more difficult for stockholders to replace or remove our board of directors. These provisions include:

•	authorizing the issuance of “blank check” preferred stock without any need for action by stockholders; and

•	providing for dilutive issuance of preferred stock, commonly referred to as a “poison pill”, which can be triggered after a person or a group acquires 20% or more of our common stock.

In addition, Section 203 of Delaware General Corporation Law may discourage, delay or prevent a change in control of our company by prohibiting stockholders owning in excess of 15% of our outstanding voting stock from merging or combining with us, unless certain approvals are obtained.

The offering is expected to result in a significant reduction in our available net operating loss carryforwards and tax research credits.

At December 31, 2006, we had federal net operating loss carryforwards of $67.1 million and state net operating loss carryforwards of $20.3 million. At that time we also had federal tax research credits of $1.5 million and state tax research credits of $1.8 million. Our ability to use these net operating loss carryforwards and tax credits to offset future taxable income will be limited under Section 382 of the Internal Revenue Code if we experience an “ownership change.” The offering is expected to constitute such an ownership change and we therefore do not expect to be able to utilize a significant portion of these net operating losses and tax credits to offset future income. Our inability to fully-utilize our net operating loss carryforwards and tax credits could have a negative impact on our tax assets, financial position and results of operations.

FORWARD-LOOKING STATEMENTS

This prospectus, including the sections entitled “Summary,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and “Business,” contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, or the Securities Act, and Section 21E of the Securities Exchange Act of 1934, as amended, or the Exchange Act. We may, in some cases, use words such as “project,” “believe,” “anticipate,” “plan,” “expect,” “estimate,” “intend,” “should,” “would,” “could,” “potentially,” “will,” or “may,” or other words that convey uncertainty of future events or outcomes to identify these forward-looking statements. Forward-looking statements in this prospectus may include statements about:

•	our ability to commence, and the timing of, clinical trials for our product candidates and our development programs;

•	the completion, announcement and success of any clinical trials that we commence and the progress of those trials;

•	our receipt of regulatory approvals;

•	our ability to maintain and establish intellectual property rights in our product candidates;

•	whether any product candidates we commercialize are safer or more effective than other marketed products, treatments or therapies;

•	our research and development activities, including development of our new product candidates, and projected expenditures;

•	our ability to successfully complete preclinical and clinical testing for new product candidates we develop or license;

•	our ability to have manufactured sufficient supplies of active pharmaceutical ingredient and drug product for clinical testing and commercialization;

•	our ability to obtain licenses to any necessary third-party intellectual property;

•	our ability to retain and hire necessary employees and appropriately staff our development programs;

•	our use of the proceeds from this offering;

•	our ability to remain listed on The NASDAQ Global Market;

•	our cash needs; and

•	our financial performance.

There are a number of important factors that could cause actual results to differ materially from the results anticipated by these forward-looking statements. These important factors include those that we discuss in this prospectus under the caption “Risk Factors.” You should read these factors and the other cautionary statements made in this prospectus as being applicable to all related forward-looking statements wherever they appear in this prospectus. If one or more of these factors materialize, or if any underlying assumptions prove incorrect, our actual results, performance or achievements may vary materially from any future results, performance or achievements expressed or implied by these forward-looking statements. We undertake no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

USE OF PROCEEDS

We estimate that our net proceeds from the sale of 21,212,121 shares of common stock in this offering will be approximately $32 million, based on an offering price of $1.65 per share and after deducting the underwriting discounts and commissions and estimated offering costs payable by us. If the underwriters exercise their over-allotment option, we estimate that we will receive additional net proceeds of approximately $5 million. We expect to use the net proceeds as follows:

•	approximately $18 million for the continuing development of APF530;

•	approximately $12 million for the development and clinical testing of our other product candidates; and

•	the remainder, if any, for working capital, capital expenditures and other general corporate purposes.

The amounts and timing of our actual expenditures will depend upon numerous factors, including the timing and success of preclinical testing, the timing and success of our ongoing clinical trials and any clinical trials we may commence in the future, the timing of regulatory submissions, our commercialization strategy for APF530, status of our research and development programs, the amount of proceeds actually raised in this offering and the amount of cash generated by our operations, if any. Our management will have broad discretion to allocate the net proceeds from this offering.

Pending use of the net proceeds as described above, we intend to invest the net proceeds of the offering in U.S. government and short-term investment grade securities.

PRICE RANGE OF OUR COMMON STOCK

Our common stock is traded on The NASDAQ Global Market under the symbol APPA. The following table lists quarterly information on the price range of our common stock based on the high and low reported sale prices for our common stock as reported by The NASDAQ Global Market for the periods indicated below. These prices do not include retail markups, markdowns or commissions.

Period	Prices (Low)	Prices (High)

2005
First Quarter	$5.64	$10.92
Second Quarter	5.48	7.20
Third Quarter	5.88	9.00
Fourth Quarter	5.20	7.52

2006
First Quarter	$5.76	$9.28
Second Quarter	5.32	8.76
Third Quarter	3.36	6.48
Fourth Quarter	4.00	6.24

2007
First Quarter	$3.84	$5.88
Second Quarter (through June 13, 2007)	1.95	4.80

The last reported sale price for our common stock on June 13, 2007 on The NASDAQ Global Market was $1.96 per share. We estimate that there were approximately 422 holders of record of our common stock as of June 13, 2007.

DIVIDEND POLICY

We have never declared or paid any dividends on our capital stock. We currently intend to retain any future earnings to fund the development and expansion of our business, and therefore we do not anticipate paying cash dividends in the foreseeable future. Any future determination to pay dividends will be at the discretion of our board of directors and will depend on our financial condition, results of operations, capital requirements, restrictions contained in future financing instruments and other factors our board of directors deems relevant.

CAPITALIZATION

The following table describes our cash, cash equivalents and marketable securities and our capitalization as of March 31, 2007:

•	on an actual basis; and

•

on an as adjusted basis to give effect to the sale of 21,212,121 shares of common stock by us in this offering at an offering price of $1.65 per share, after deducting underwriting discounts and commissions and estimated offering costs to be paid by us.

You should read this table in conjunction with the information under the captions “Use of Proceeds,” “Selected Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our financial statements and the related notes, included elsewhere in this prospectus.

	As of March 31, 2007
	Actual	As Adjusted
	(in thousands, except share and per share data)
Cash, cash equivalents and marketable securities	$9,362	$41,684

Preferred stock, 2,500,000 shares authorized, none issued or outstanding	$—	$—
Common stock, $0.01 par value, 50,000,000 shares authorized, 6,359,666 issued and outstanding, actual, 27,571,787 issued and outstanding as adjusted	64	276
Additional paid-in capital	99,934	132,044
Accumulated deficit	(93,765)	(93,765)
Accumulated other comprehensive loss	(6)	(6)

Total stockholders’ equity	6,227	38,549

Total capitalization	$6,227	$38,549

The outstanding share information in the table above excludes as of March 31, 2007:

•	590,199 shares of common stock issuable upon the exercise of outstanding options with a weighted average exercise price of $10.28 per share;

•	77,931 shares available for future issuance under our 2002 Equity Incentive Plan;

•	14,010 shares available for future issuance under our Non-Qualified Stock Plan; and

•	55,846 shares available for future issuance under our 1997 Employee Stock Purchase Plan.

SELECTED FINANCIAL DATA

We present below our selected financial data. The statements of operations data for the years ended December 31, 2004, 2005 and 2006 and the balance sheet data as of December 31, 2005 and 2006 have been derived from our audited financial statements included elsewhere in this prospectus. The statements of operations data for the years ended December 31, 2002 and 2003 and the balance sheet data as of December 31, 2002, 2003 and 2004 have been derived from our audited financial statements not included in this prospectus. The statements of operations data for the three months ended March 31, 2006 and March 31, 2007 and the balance sheet data as of March 31, 2007 are derived from our interim unaudited financial statements included elsewhere in this prospectus. Past results of operations are not necessarily indicative of future results.

A 1-for-4 reverse split of our common stock became effective on May 23, 2007. Basic and diluted net income (loss) per share and all shares used in calculating such amounts reflect this reverse stock split for all periods presented. You should read this information together with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our financial statements and related notes, each included elsewhere in this prospectus.

	Years Ended December 31,					Three Months Ended March 31,
	2002	2003	2004	2005	2006	2006	2007
						(unaudited)
	(in thousands, except per share data)
Statement of Operations Data
Revenue:
Royalties	$4,026	$4,502	$4,972	$5,247	$—	$—	$—
Contract revenue	407	346	432	144	—	—	—
License fees	237	—	—	—	—	—	—

Total revenue	4,670	4,848	5,404	5,391	—	—	—

Operating expenses:
Research and development	6,414	8,421	11,495	10,299	15,236	3,469	4,987
General and administrative	3,309	3,039	3,225	3,565	3,628	932	1,118

Total operating expenses	9,723	11,460	14,720	13,864	18,864	4,401	6,105

Operating loss	(5,053)	(6,612)	(9,316)	(8,473)	(18,864)	(4,401)	(6,105)

Gain on sale of interest in royalties	—	—	—	—	23,429	23,421	—
Interest and other income, net	658	404	224	290	952	272	148

Income (loss) from continuing operations	(4,395)	(6,208)	(9,092)	(8,183)	5,517	19,292	(5,957)
Loss from discontinued operations	401	(57)	(133)	(89)	(188)	—	(24)
Gain on disposition of discontinued operations	216	1,902	4	62	56	7	16

Income (loss) before income taxes	(3,778)	(4,363)	(9,221)	(8,210)	5,385	19,299	(5,965)
Tax provision	—	—	—	—	(119)	—	(36)

Net income (loss)	$(3,778)	$(4,363)	$(9,221)	$(8,210)	$5,266	$19,299	$(6,001)

Diluted net income (loss) per common share	$(0.74)	$(0.85)	$(1.61)	$(1.31)	$0.83	$3.03	$(0.95)
Weighted average common shares outstanding—diluted	5,102	5,138	5,727	6,280	6,359	6,371	6,331

	As of December 31,					As of March 31,
	2002	2003	2004	2005	2006	2007
						(unaudited)
	(in thousands)
Balance Sheet Data
Cash, cash equivalents and marketable securities	$14,121	$9,484	$13,596	$5,809	$15,522	$9,362
Working capital	13,989	9,366	12,636	4,882	12,014	6,274
Total assets	17,781	13,155	17,014	8,969	17,521	10,962
Long-term liabilities	345	—	—	—	1,000	1,000
Accumulated deficit	(71,235)	(75,598)	(84,819)	(93,029)	(87,763)	(93,765)
Stockholders’ equity	15,459	11,263	14,154	6,203	12,059	6,227

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL

CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis should be read in conjunction with our financial statements and related notes included elsewhere in this prospectus. This discussion may contain forward-looking statements based upon current expectations that involve risks and uncertainties, including those set forth under the heading “Risk Factors” and elsewhere in this prospectus. Our actual results and the timing of selected events discussed below could differ materially from those expressed in, or implied by, these forward-looking statements.

Overview

We are a specialty pharmaceutical company focused on developing pharmaceutical products using our proprietary Biochronomer polymer-based drug delivery technology. Our product development philosophy is based on incorporating approved therapeutics into our proprietary bioerodible drug delivery technology to create controlled release pharmaceuticals to improve treatments for diseases or conditions. Our lead product candidate, APF530, is currently in a pivotal Phase III clinical trial for the prevention of acute and delayed onset chemotherapy-induced nausea and vomiting, or CINV. We expect to complete enrollment of our pivotal Phase III clinical trial in the first half of 2008 and to announce results of that trial in the third quarter of 2008. We expect to file our new drug application, or NDA, for approval of APF530 in the fourth quarter of 2008.

Our primary focus is to advance our proprietary Biochronomer technology, consisting of bioerodible polymers designed to release drugs over a defined period. We have completed over 100 in vivo and in vitro studies demonstrating that our Biochronomer technology is potentially applicable to a range of therapeutic areas, including prevention of nausea and vomiting, pain management, control of inflammation and treatment of ophthalmic diseases. We have also completed comprehensive animal and human toxicology studies that have established that our Biochronomer polymers are safe and well tolerated. Furthermore, our Biochronomer technology can be designed to deliver drugs over periods varying from days to several months.

Our lead product candidate, which utilizes our proprietary Biochronomer technology, is APF530. APF530 is designed to prevent CINV for at least five days and contains granisetron, a drug approved for the prevention of CINV. In September 2005, we completed a Phase II human clinical trial of APF530 that achieved all of its primary and secondary endpoints. In May 2006, we initiated our pivotal Phase III clinical trial of AFP530. We believe that this clinical trial will lead to regulatory approval of APF530 for the prevention of acute and delayed onset CINV for patients undergoing both moderately and highly emetogenic, or vomit-inducing, chemotherapy.

Critical Accounting Policies and Estimates

The preparation of financial statements in conformity with the United States generally accepted accounting principles requires our management to make estimates and assumptions about future events that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ significantly from those estimates. We believe that the following addresses our most critical accounting policies for fair statement of the financial statements and require our management’s subjective and complex judgment.

Revenue Recognition

Our revenue arrangements with multiple deliverables are divided into separate units of accounting if certain criteria are met, including whether the delivered item has stand-alone value to the customer and whether there is objective and reliable evidence of the fair value of the undelivered items. The consideration we receive is allocated among the separate units based on their respective fair values, and the applicable revenue recognition criteria are considered separately for each of the separate units. Advance payments received in excess of amounts earned are classified as deferred revenue until earned.

Royalties

Contractually required minimum royalties are recorded ratably throughout the contractual period. Royalties in excess of minimum royalties are recognized as earned when the related product is shipped to the end customer by our licensees based on information provided to us by our licensees.

Contract Revenue

Contract revenue relates to research and development arrangements that generally provide for us to invoice research and development fees based on full-time equivalent hours for each project. Revenue from these arrangements are recognized as the related development services are rendered. This revenue approximates the costs incurred.

License Fees

Licensing agreements generally provide for us to receive periodic minimum payments, royalties, and/or non-refundable license fees. These licensing agreements typically require a non-refundable license fee and allow our partners to sell our proprietary products in a defined field or territory for a defined period. The license agreements provide for us to earn future revenue through royalty payments. These non-refundable license fees are initially reported as deferred revenue and recognized as revenue over the estimated life of the product to which they relate as we have continuing involvement with licensees until the related product is discontinued or the related patents expire, whichever is earlier. Revenue recognized from deferred license fees is classified as license fees in the accompanying statements of operations. License fees received in connection with arrangements where we have no continuing involvement are recognized when the amounts are received or when collectibility is reasonably assured, whichever is earlier. A milestone payment is a payment made by a third party or corporate partner to us upon the achievement of a predetermined milestone as defined in a legally binding contract. Milestone payments are recognized as license fees when the milestone event has occurred and we have completed all milestone related services such that the milestone payment is currently due and is non-refundable.

Clinical Trial Accruals

Our expenses related to clinical trials are based on estimates of the services received and efforts expended pursuant to contracts with multiple research institutions and clinical research organizations that conduct and manage clinical trials on our behalf. Since the invoicing related to these services does not always coincide with our financial statement close process, we must estimate the level of services performed and fees incurred in determining the accrued clinical trial costs. The financial terms of these agreements are subject to negotiation and variation from contract to contract and may result in uneven payment flows. Payments under the contracts depend on factors such as the successful enrollment of patients or achievement of certain events or the completion of portions of the clinical trial or similar conditions. The Phase III clinical trials of APF530 will have a significant effect on our research and development expenses. Expenses related to clinical trials generally are accrued based on the level of patient enrollment and services performed by the clinical research organization or related service provider according to the protocol. We monitor patient enrollment levels and related activity to the extent possible and adjust our estimates accordingly. Historically these estimates have been accurate and no material adjustments have had to be made.

Stock-Based Compensation

On January 1, 2006, we adopted the provisions of Statement of Financial Accounting Standards No. 123R, “Share-Based Payment” (SFAS 123R). SFAS 123R revised SFAS 123, “Accounting for Stock-Based Compensation” and supersedes APB Opinion No. 25, “Accounting for Stock Issued to Employees.” SFAS 123R requires companies to measure and recognize compensation expense for all employee share- based payments at fair value over the service period underlying the arrangement. Accordingly, we are required to record the grant-date fair value of stock options issued to employees and purchase-date fair value of employee stock purchases. We adopted SFAS 123R using the “modified prospective” method, whereby fair value of all previously-granted employee share-based arrangements remaining unvested at January 1, 2006, based on the grant-date value estimated in accordance with the pro forma provisions of SFAS 123, and all grants made on or after January 1, 2006, based on fair value estimated in accordance with SFAS 123(R), have been included in our determination of share-based compensation expense in 2006. We have not restated our operating results in prior periods to reflect charges for the fair value of share-based arrangements.

Prior to January 1, 2006 we elected to account for stock-based compensation related to employees using the intrinsic value method. Accordingly, except for stock options issued to non-employees and restricted stock awards to employees and directors, no compensation cost was recognized for our stock option plans and stock purchase plan because stock option exercise prices historically equaled the per share fair values of the underlying common stock. Compensation related to options granted to non-employees was periodically remeasured as earned.

Results of Operations for the Three Months Ended March 31, 2007 and 2006

Our revenue has been derived principally from royalties and contract revenue. Under strategic alliance arrangements entered into with certain companies, we received non-refundable upfront fees, milestone payments and royalties based on third party product sales.

In January 2006, we completed the sale of our rights to royalties on sales of Retin-A Micro® and Carac® for up to $30 million. We received proceeds of $25 million upon the closing of the transaction and may receive up to an additional $5 million based on the satisfaction of certain predetermined milestones. The royalty interest agreement was entered into by the parties in January 2006, but the effective date of the sale of the royalty interest was October 1, 2005. The royalties recognized by the Company from October 1, 2005 through December 31, 2005 were accounted for as an offset against the $25 million gain. As a result of this transaction, there were no royalties for the first quarter of 2007 and 2006. We will not record additional royalty revenue on sales of Retin-A Micro and Carac in future periods.

Contract revenue is derived from work performed under collaborative research and development arrangements. There was no contract revenue in the first quarter of 2007 and 2006. The amount of contract revenue varies from period to period depending on the level of activity requested of us by our collaborators. Therefore we can not predict the amount of contract revenue in future periods.

Research and development expense for the first quarter of 2007 increased by $1.5 million from $3.5 million to $5 million due mainly to expenditures in the first quarter on our Phase III study for APF530, our product candidate for the prevention of chemotherapy-induced nausea and vomiting. We expect research and development expense to increase in the second quarter of 2007 reflecting the increased number of patients enrolled in our Phase III study for APF530.

General and administrative expense increased for the first quarter of 2007 by $186,000 from $932,000 to $1.1 million due primarily to increased legal fees. We expect general and administrative expense in the second quarter of 2007 to remain relatively constant with the first quarter of 2007.

We expect our non-cash operating expenses for employee share-based compensation for the second quarter of 2007 to remain relatively constant with the first quarter of 2007.

Interest income, net, decreased for the first quarter of 2007 by $114,000 to $148,000 from $262,000 due to lower average cash, cash equivalents and marketable securities balances.

Income (loss) from discontinued operations represents the net income (loss) attributable to the Analytical Standards division which was sold to GFS Chemicals, Inc. in February 2003 and the cosmeceutical and toiletries business which was sold to RP Scherer Corporation in July 2000. Net loss from discontinued operations totaled $8,000 for the three months ended March 31, 2007, compared with net income of $7,000 in the three months ended March 31, 2006.

Results of Operations for the Years Ended December 31, 2006, 2005 and 2004

References to Notes herein refer to Notes to Financial Statements, appearing elsewhere in this prospectus.

The following sets forth the statement of operations data and percentage changes as compared to the prior year:

	Years Ended December 31,			Annual % Change
	2006	2005	2004	2006/2005	2005/2004
	(in thousands)
Royalties	$—	$5,247	$4,972	(100)%	6%
Contract revenue	—	144	432	(100)%	(67)%

Total revenue	—	5,391	5,404	(100)%	0%
Research and development	15,236	10,299	11,495	48%	(10)%
General and administrative	3,628	3,565	3,225	2%	11%
Interest income	1,006	287	202	*	42%
Gain on sale of royalty interests	23,429	—	—	*	*
Loss from discontinued operations	(188)	(89)	(133)	*	(33)%
Gain on disposition of discounted operations, net of taxes	56	62	4	(10)%	*

*	Calculation not meaningful

Revenue

We had no revenue in 2006, reflecting the sale of our rights to royalties on sales of Retin-A Micro and Carac on January 18, 2006, on which we recorded a gain of $23.4 million (see Note 13). Royalties increased in 2005 by $275,000 or 6% to $5,247,000 from $4,972,000 in 2004. This increase was due mainly to a 20% increase in royalties on sales of Carac, a topical prescription treatment for actinic keratoses which was sold by our marketing partner, Dermik Laboratories, a sanofi-aventis company. 2005 royalties on sales of Retin-A Micro, a topical prescription treatment for acne which is marketed by Ortho Neutrogena, a Johnson & Johnson company, were essentially flat with the prior year.

Contract revenue decreased in 2006 by $144,000 or 100% from $144,000 in 2005 as a result of no collaborative research and development programs as we focused our efforts on the development of APF530 for the prevention of both acute and delayed onset chemotherapy-induced nausea and vomiting. Contract revenue decreased in 2005 by $288,000 or 67% to $144,000 from $432,000 in 2004 as a result of fewer collaborative research and development programs and our focus on APF530.

Research and Development

Research and development expense in 2006 increased by $4,937,000 or 48% to $15,236,000 from $10,299,000 in 2005 due mainly to our Phase III clinical trial for APF530. Research and development expense in 2005 decreased by $1,196,000 or 10% to $10,299,000 from $11,495,000 in 2004. During 2005, we successfully completed a Phase II clinical trial in the United States involving 45 patients, using APF530 for the prevention of both acute and delayed onset chemotherapy-induced nausea and vomiting, and began preparations for a Phase III study. The decrease in expense from 2004 to 2005 is due to the fact that in 2004 we incurred higher expenses on toxicology studies and performed a Phase II study using APF112, our product candidate for post-surgical pain management, as well as a Phase I study using APF530. Research and development expenses in 2007 are expected to increase over those incurred in 2006, reflecting the increased number of patients enrolled in our Phase III study for APF530.

The scope and magnitude of future research and development expenses are difficult to predict given the number of studies that will need to be conducted for any of our potential products. In general, biopharmaceutical development involves a series of steps, beginning with identification of a potential target, and includes proof of concept in animals and Phase I, II and III clinical studies in humans. Each step of this process is typically more expensive than the previous one, so success in development results in increasing expenditures. Our research and development expenses currently include costs for scientific personnel, animal studies, human clinical trials, supplies, equipment, consultants, overhead allocation and sponsored research at academic and research institutions.

General and Administrative

General and administrative expense increased by $63,000 or 2% in 2006 to $3,628,000 from $3,565,000 in 2005. General and administrative expense increased by $340,000 or 11% in 2005 to $3,565,000 from $3,225,000 in 2004 due primarily to expenses associated with the financing activities which we completed in January 2006. General and administrative expense consists of salaries and related expenses, professional fees, directors’ fees, investor relations costs, insurance expense and the related overhead cost allocation. General and administrative expense for 2007 is expected to remain consistent with 2006.

Interest Income

Interest income consists primarily of income earned on our invested cash, cash equivalents and marketable securities. Interest income increased by $719,000 in 2006 to $1,006,000 compared to $287,000 in 2005 due to a higher level of invested assets and higher interest rates. Interest income increased by $85,000 or 42% in 2005 to $287,000 compared with $202,000 in 2004 due to higher interest rates.

Discontinued Operations

On February 13, 2003, we completed the sale of certain assets of our Analytical Standards division to GFS Chemicals, Inc., or GFS, a privately held company based in Columbus, Ohio. In this transaction, we received $2.1 million on closing, and are entitled to receive royalties on sales of Analytical Standards products for a period of five years following the sale at rates ranging from 15% to 5%. The net present value of the guaranteed minimum royalties is included in the gain on disposition of these assets.

On July 25, 2000, we completed the sale of certain technology rights for our topical pharmaceutical and cosmeceutical product lines and associated assets, referred to as our cosmeceutical and toiletry business, to RP Scherer Corporation, a subsidiary of Cardinal Health, Inc. We received $25 million at closing and are entitled to receive further earnout amounts for the subsequent three years, the amounts of which were dependent on the performance of the business sold.

Under the terms of the agreement with RP Scherer, we guaranteed a minimum gross profit percentage on RP Scherer’s combined sales of products to Ortho Neutrogena and Dermik. The guaranty period commenced on July 1, 2000 and ends on the earlier of July 1, 2010 or the end of two consecutive guaranty periods where the combined gross profit on sales to Ortho and Dermik equals or exceeds the guaranteed gross profit (the “two period test”). The Gross Profit Guaranty expense totaled $729,000 for the first six guaranty years and in those years profits did not meet the two period test. Effective March of 2007, in conjunction with a sale of assets by RP Scherer’s successor company to an Amcol International subsidiary (“Amcol”), a new agreement was signed between us and Amcol to provide continuity of product supply to Ortho and Dermik. This new agreement potentially extends the gross profit guaranty period an additional three years to July 1, 2013 unless it is terminated earlier via the two period test. Therefore, we expect the Gross Profit Guaranty payments to range from approximately $100,000 to $150,000 per year for the remainder of the guaranty period.

Loss from discontinued operations represents the loss attributable to our Analytical Standards division through the date of sale and the loss attributable to our Analytical Standards division and our cosmeceutical and toiletries business. For the year 2006, the net loss from discontinued operations of $188,000 primarily related to the gross profit guarantee owed under the RP Scherer agreement compared to $89,000 in 2005 and $133,000 in 2004.

The gain on disposition of discontinued operations recorded in 2006 of $56,000 compared to $62,000 in 2005 and $4,000 in 2004 relates to the gain on the sale of our Analytical Standards division.

Liquidity and Capital Resources

Cash, cash equivalents and marketable securities decreased by $6 million to $9 million at March 31, 2007 from $15 million at December 31, 2006 due to cash used in operating activities.

Net cash used in continuing operating activities for the three months ended March 31, 2007 was $6 million, compared to net cash of $20 million provided by continuing operating activities for the three months ended March 31, 2006. The decrease in net cash provided by operating activities from 2006 to 2007 was mainly due to proceeds from the sale of our interest in royalties in January 2006.

Net cash provided by investing activities for the three months ended March 31, 2007 was $5 million, compared to net cash of $10 million used in investing activities for the three months ended March 31, 2006. The decrease in the cash used in investing activities was primarily due to the purchases of $12 million of marketable securities in the first quarter of 2006.

To date, we have financed our operations including technology and product research and development, primarily through royalties received on sales of Retin-A Micro and Carac, income from collaborative research and development fees, the proceeds received from the sales of our Analytical Standards division and our cosmeceutical and toiletry business, the sale of common stock in June 2004, interest earned on short-term investments and the sale of our interest in the royalty income from Retin-A Micro and Carac. Our existing cash, cash equivalents and marketable securities, together with interest income will not be sufficient to meet our cash needs for the year ended December 31, 2007. We are currently seeking additional financing within this timeline through an equity financing.

Our future capital requirements will depend on numerous factors including, among others, our ability to enter into collaborative research and development and licensing agreements; progress of product candidates in preclinical and clinical trials; investment in new research and development programs; time required to gain regulatory approvals; resources that we devote to self-funded products; potential acquisitions of technology, product candidates or businesses; and the costs of defending or prosecuting any patent opposition or litigation necessary to protect our proprietary technology.

There can be no assurance that we will be able to raise sufficient additional capital when we need it or to raise capital on favorable terms. The sale of equity or convertible debt securities in the future may be dilutive to our stockholders, and debt financing arrangements may require us to pledge certain assets and enter into covenants that could restrict certain business activities or our ability to incur further indebtedness and may contain other terms that are not favorable to us or our stockholders. If we are unable to obtain adequate funds on reasonable terms, we may be required to curtail operations significantly or to obtain funds by entering into financing, supply or collaboration agreements on unattractive terms.

At December 31, 2006, we had federal net operating loss carryforwards of $67.1 million and state net operating loss carryforwards of $20.3 million. In addition, we had federal research and development tax credits of $1.5 million and state research and development tax credits of $1.8 million. Section 382 of the Internal Revenue Code and similar state statutes impose an annual limitation on the utilization of net operating loss carryforwards and research credits following a “change of ownership.” The amount of the limitation is based on a statutory rate of return and the value of the corporation at the time of the change of ownership. Based on the expected number of shares that will be issued in this offering, a change of ownership is expected to occur. If the expected change of ownership occurs and an annual limitation is imposed, a substantial portion of the carryforwards and tax credits will expire before we could utilize them.

Contractual Obligations

Below is a summary of fixed payments related to certain contractual obligations (in thousands). This table excludes amounts already recorded on our condensed balance sheet as current liabilities at March 31, 2007.

	Total	Less than 1 year	2 to 3 years	4 to 5 years	More than 5 years
Operating Leases	$2,149	$521	$1,082	$546	$—

Under the terms of the agreement with RP Scherer, we guaranteed a minimum gross profit percentage on RP Scherer’s combined sales of products to Ortho Neutrogena and Dermik. The guaranty period commenced on July 1, 2000 and ends on the earlier of July 1, 2010 or the end of two consecutive guaranty periods where the combined gross profit on sales to Ortho and Dermik equals or exceeds the guaranteed gross profit (the “two period test”). The Gross Profit Guaranty expense totaled $729,000 for the first six guaranty years and in those years profits did not meet the two period test. Effective March of 2007, in conjunction with a sale of assets by RP Scherer’s successor company to an Amcol International subsidiary (“Amcol”), a new agreement was signed between us and Amcol to provide continuity of product supply to Ortho and Dermik. This new agreement potentially extends the gross profit guaranty period an additional three years to July 1, 2013 unless it is terminated earlier via the two period test. Therefore, we expect the Gross Profit Guaranty payments to range from approximately $100,000 to $150,000 per year for the remainder of the guaranty period.

Off-Balance Sheet Arrangements

As of March 31, 2007, we did not have any off-balance sheet arrangements, as defined in Item 303(a)(4)(ii) of Regulation S-K.

Recent Accounting Pronouncements

In June 2006, the Financial Accounting Standards Board (“FASB”) issued FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes—an Interpretation of FASB Statement No. 109 (“FIN 48”), which provides clarification related to the process associated with accounting for uncertain tax positions recognized in consolidated financial statements. FIN 48 prescribes a more-likely-than-not threshold for financial statement recognition and measurement of a tax position taken, or expected to be taken, in a tax return. FIN 48 also provides guidance related to, among other things, classification, accounting for interest and penalties associated with tax positions, and disclosure requirements. We adopted FIN 48 on January 1, 2007 and the impact on our financial statements was not material.

In September 2006, the FASB issued FASB Statement (“SFAS”) No. 157, Fair Value Measurement, (“SFAS 157”). SFAS 157 provides enhanced guidance for using fair value to measure assets and liabilities. The guidance clarifies the principle for assessing fair value based on the assumptions market participants would use when pricing the asset or liability. In support of this principle, the guidance establishes a fair value hierarchy that prioritizes the information used to develop those assumptions. The fair value hierarchy gives the highest priority to quoted prices in active markets and the lowest priority to unobservable data such as companies’ own data. Under this guidance, fair value measurements would be separately disclosed by level within the fair value hierarchy. SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. We are currently evaluating SFAS 157 and expects to adopt this guidance beginning on January 1, 2008.

In February 2007, the FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities (“SFAS No. 159”). SFAS No. 159 expands opportunities to use fair value measurement in financial reporting and permits entities to choose to measure many financial instruments and certain other items at fair value. SFAS No. 159 is effective for fiscal years beginning after November 15, 2007. We have not decided if we will choose to measure any eligible financial assets and liabilities at fair value.

Qualitative and Quantitative Disclosure About Market Risk

Our exposure to market rate risk for changes in interest rates relates primarily to our investment portfolio. We do not use derivative financial instruments. We manage our interest rate risk by maintaining an investment portfolio primarily consisting of debt instruments of high credit quality and relatively short average maturities. The interest rates as of March 31, 2007, December 31, 2006 and December 31, 2005 were 5.0%, 5.1% and 3.8%, respectively. At December 31, 2005, 2006 and March 31, 2007, respectively, our cash equivalents and marketable securities include corporate and other debt securities as follows: (in thousands)

	As of December 31,		As of March 31, 2007
	2005	2006
			(unaudited)
Available-for-sale:
Due in less than 1 year	$3,997	$14,665	$8,442
Due after 1 year but less than 5 years	1,478	400	400

Total available-for-sale	$5,475	$15,065	$8,842

Notwithstanding our efforts to manage interest rate risks, there can be no assurance that we will be adequately protected against the risks associated with interest rate fluctuations.

BUSINESS

Overview

We are a specialty pharmaceutical company focused on developing pharmaceutical products using our proprietary Biochronomer polymer-based drug delivery technology. Our product development philosophy is based on incorporating approved therapeutics into our proprietary bioerodible drug delivery technology to create controlled release pharmaceuticals to improve treatments for diseases or conditions. Our lead product candidate, APF530, is currently in a pivotal Phase III clinical trial for the prevention of acute and delayed onset chemotherapy-induced nausea and vomiting, or CINV. We expect to complete enrollment of our pivotal Phase III clinical trial in the first half of 2008 and to announce results of that trial in the third quarter of 2008. We expect to file our new drug application for approval of APF530 in the fourth quarter of 2008.

Our primary focus is to advance our proprietary Biochronomer technology, consisting of bioerodible polymers designed to release drugs over a defined period. We have completed over 100 in vivo and in vitro studies demonstrating that our Biochronomer technology is potentially applicable to a range of therapeutic areas, including prevention of nausea and vomiting, pain management, control of inflammation and treatment of ophthalmic diseases. We have also completed comprehensive animal and human toxicology studies that have established that our Biochronomer polymers are safe and well tolerated. Furthermore, our Biochronomer technology can be designed to deliver drugs over periods varying from days to several months.

Our lead product candidate, which utilizes our proprietary Biochronomer technology, is APF530. APF530 is designed to prevent CINV for at least five days and contains granisetron, a drug approved for the prevention of CINV. In September 2005, we completed a Phase II clinical trial of APF530 that achieved all of its primary and secondary endpoints. In May 2006, we initiated our pivotal Phase III clinical trial of AFP530. We believe that this clinical trial will lead to regulatory approval of APF530 for the prevention of acute and delayed onset CINV for patients undergoing both moderately and highly emetogenic chemotherapy.

In addition to our lead drug candidate, we have a pipeline of other product candidates that use our Biochronomer technology. One of these, APF112, incorporates the well-known local anesthetic, mepivacaine. It is designed to provide up to 36 hours of post-surgical pain relief and to minimize the use of morphine-like drugs, or opiates, which are used extensively in post-surgical pain management. Post-surgical pain can be treated with local anesthetics, but the usefulness of these is currently limited by the short duration of their effectiveness. We plan to initiate a Phase IIb clinical trial for APF112 in the first half of 2008.

We have several additional product candidates using our Biochronomer technology in early stages of development. For example, we plan to initiate a Phase I clinical trial of APF580 in the first half of 2008 and initiate a Phase II clinical trial in the fourth quarter of 2008 for the controlled delivery of an opiate for pain relief.

Our Lead Product Candidate—APF530

CINV Background

Prevention and control of nausea and vomiting, or emesis, are paramount in the treatment of cancer patients. The majority of patients receiving chemotherapy will experience some degree of emesis if not prevented with an antiemetic. Chemotherapy treatments can be moderately emetogenic, meaning that 30 – 90% of patients experience CINV, or highly emetogenic, meaning that over 90% of patients experience CINV, if left untreated. Acute onset CINV occurs within the first 24 hours following chemotherapy treatment, with the highest risk period occurring within the first four hours. Delayed onset CINV occurs more than 24 hours after treatment and may persist for several days. Prevention of CINV is significant because the distress caused by CINV can severely disrupt patient quality of life and can lead some patients to discontinue chemotherapy. The unmet need is greatest with patients receiving highly emetogenic chemotherapy, particularly delayed onset CINV.

Current Therapy and Market Opportunity

Vomiting is a protective reflex against ingestion of potentially harmful substances, including some chemotherapeutic agents. These chemotherapeutic agents activate or destroy cells in the lining of the gut, releasing a neurotransmitter called serotonin. When serotonin binds to the 5-HT3 (5-hydroxytryptamine type 3) receptors, the patient experiences nausea and vomiting. By blocking the 5-HT3 receptors, granisetron and the other 5-HT3 antagonists prevent serotonin from binding to the 5-HT3 receptors, thereby inhibiting the vomiting reflex. Physicians may combine these 5-HT3 antagonists with other agents, such as corticosteroids, to better prevent delayed onset CINV.

Despite evidence that delayed onset CINV affects as many as 50 – 70% of patients, and that more patients experience delayed onset CINV than acute onset CINV, oncology nurses and physicians are likely to underestimate the magnitude of these problems in the patients for whom they care. According to the results of a multi-national study recently published in Cancer (April 2004), the discrepancy between the perceived incidence and the actual incidence may, in part, be due to the fact that patients often do not report the side effects they experience at home. In this prospective study, 60% of patients receiving highly emetogenic chemotherapy, who also received antiemetics, still had delayed onset CINV.

Current treatment options for CINV include 5-HT3 antagonists such as palonosetron (Aloxi), ondansetron (Zofran), dolasetron (Anzemet), and granisetron (Kytril), as well as aprepitant (Emend), an NK1 (neurokinin-1) antagonist, which is always used in combination with a 5-HT3 antagonist. As shown in the table below, all of the 5-HT3 antagonists are approved for the prevention of acute onset CINV in patients receiving either moderately or highly emetogenic chemotherapy. Only Aloxi is approved for the prevention of delayed onset CINV in patients receiving moderately emetogenic chemotherapy. No 5-HT3 antagonist is approved for the prevention of delayed onset CINV in patients receiving highly emetogenic chemotherapy. Aloxi sales were approximately $250 million in 2006, and we believe the total addressable U. S. market approaches $1 billion for use of 5-HT3 antagonists in the prevention of CINV.

Chemotherapy Regimen	Approved 5-HT3 Antagonists for Acute Onset CINV	Approved 5-HT3 Antagonists for Delayed Onset CINV

Moderately Emetogenic	Granisetron (Kytril)	Palonosetron (Aloxi)
Ondansetron (Zofran)
Dolasetron (Anzemet)
Palonosetron (Aloxi)

Highly Emetogenic	Granisetron (Kytril)	None
Ondansetron (Zofran)
Dolasetron (Anzemet)
Palonosetron (Aloxi)

Our Solution—APF530

Our lead product, APF530, is being developed for the prevention of both acute and delayed onset CINV in patients receiving either moderately or highly emetogenic chemotherapy. APF530 is delivered by a single subcutaneous injection and contains the 5-HT3 antagonist, granisetron. Granisetron injections and oral tablets are approved for the prevention of acute onset CINV, but not delayed onset CINV. We selected granisetron because it is a potent drug and the applicable granisetron patent will expire in the United States on December 29, 2007.

Granisetron and other 5-HT3 antagonists, as a class, have become the most common antiemetic agents in chemotherapy. However, no 5-HT3 antagonist formulation is currently approved for the prevention of both acute and delayed onset CINV for both moderately and highly emetogenic chemotherapy. We believe that if APF530 demonstrates that we can deliver therapeutic levels of granisetron over an extended period of time to prevent both acute and delayed onset CINV for both moderately and highly emetogenic chemotherapy, we will have a unique product with significant commercial potential. Physicians will have the opportunity to provide patients with the broadest efficacious treatment for CINV with a single injection.

Phase II Clinical Trial Results

In September 2005, we completed a Phase II clinical trial for APF530 that achieved all of its primary and secondary endpoints. We evaluated the safety, tolerability and pharmacokinetics of APF530 in cancer patients. In addition, efficacy endpoints were evaluated relating to emetic events and the use of additional medication for CINV. The clinical trial demonstrated that APF530 was well tolerated: there were no serious adverse events attributed to APF530; less than 10% of participating patients had injection site reactions, all of which were mild. As shown in the graph below, the pharmacokinetic evaluation in all three dose groups (250, 500 and 750 mg injection doses corresponding to 5, 10 and 15 mg of granisetron, respectively) demonstrated that the minimum efficacy target plasma levels of granisetron were substantially achieved. The target plasma levels were based on oral doses of granisetron shown to have exhibited efficacy for acute onset CINV.

Analysis of the efficacy data from our open-label Phase II trial in which patient groups received either moderately or highly emetogenic chemotherapy was based on complete responders. “Complete response” is defined as an absence of vomiting and no use of additional medication for CINV during the observation period.

Results of APF530’s Phase II trial and Aloxi’s Phase III trial are presented in the table below. Aloxi’s Phase III trials included two trials of 189 patients each for moderately emetogenic chemotherapy and one trial involving 223 patients for highly emetogenic chemotherapy. The two trials evaluating moderately emetogenic chemotherapy indicated that the percentage of complete responders was 81% and 63% in the acute phase and 74% and 54% in the delayed phase, respectively. The study evaluating highly emetogenic chemotherapy indicated that the percentage of complete responders was 59% in the acute phase and 45% in the delayed phase. In comparison, in our APF530 Phase II trial, 20 patients were treated and evaluated for moderately emetogenic chemotherapy; the percentage of complete responders among them was 90% in the acute phase and 78% in the delayed phase. 21 patients were treated and evaluated for highly emetogenic chemotherapy; the percentage of complete responders among them was 81% in the acute phase and 80% in the delayed phase. While these trials measure complete responders, there are inherent differences between the studies for the two products including, for example: phase of study, use of adjunct medications, presence of a control group, number of patients, blinded versus unblinded and study objectives.

Based on the data from the Aloxi Phase III trials and our own Phase II results, we designed our Phase III clinical program to conclusively compare APF530 to Aloxi in a prospective randomized design.

Pivotal Phase III Clinical Trial Design

In December 2005, we held our end-of-Phase-II meeting with the FDA, at which we discussed our regulatory approval strategy and our proposed design for the pivotal Phase III trial. Following this meeting, we designed our pivotal Phase III trial in accordance with FDA input. The trial’s primary objectives are to demonstrate:

•	non-inferiority of APF530 in comparison to Aloxi for the prevention of acute onset CINV following the administration of either moderately emetogenic or highly emetogenic chemotherapy;

•	non-inferiority of APF530 in comparison to Aloxi for the prevention of delayed onset CINV following administration of moderately emetogenic chemotherapy; and

•	superiority of APF530 in comparison to Aloxi for the prevention of delayed onset CINV following administration of highly emetogenic chemotherapy.

Based on our discussions with the FDA, we are planning to file our NDA under Section 505(b)(2) of the FDCA. Section 505(b)(2) of the FDCA permits the FDA, in its review of an NDA, to rely on previous FDA findings of safety and efficacy of the active ingredient in APF530, granisetron. The 505(b)(2) approval pathway is distinguished from the Abbreviated New Drug Application or generics route by the requirement that drug products approved under this section must have significant difference relative to the reference approved product. The additional information in the 505(b)(2) applications can be provided by literature or reference to past FDA findings of safety and efficacy for approved drugs, or it can be based upon studies conducted by or for the applicant to which it has obtained a right of reference. The majority of 505(b)(2) applications are filed for new formulations of currently approved drugs, so there is an existing understanding—on the part of the FDA, as well as the medical community—of their safety and efficacy.

Our pivotal Phase III clinical trial, initiated in May 2006, is a multicenter, randomized, observer-blind, actively-controlled, double-dummy, parallel group study that will compare the efficacy of APF530 with Aloxi. The trial will include approximately 1,350 patients, stratified in two groups, one receiving moderately and the other receiving highly emetogenic chemotherapeutic agents. In each group, the patients are randomized to receive in the first chemotherapy treatment cycle either APF530 high dose (10 mg), APF530 low dose (5 mg) or the currently approved dose of Aloxi. In subsequent treatment cycles (up to three additional cycles), the patients are re-randomized to either of the two APF530 doses. The diagram below provides further graphical representation of how patients are randomized in our clinical trial.

We expect to complete enrollment of our pivotal Phase III clinical trial in the first half of 2008 and to announce results of that trial in the third quarter of 2008. We expect to file our NDA for approval of APF530 in the fourth quarter of 2008.

Market Survey

We commissioned Timely Data Resources, Inc., or TDR, to conduct market research to determine oncologists’ and oncology nurses’ perceptions of current antiemetics for CINV. This survey, completed in August 2006, was intended to assess the market opportunity for APF530 for the prevention of CINV. TDR interviewed 75 randomly selected medical oncologists and 25 oncology nurses from across the United States. The survey concluded that there is significant unmet need in the treatment of CINV, especially delayed onset CINV. 84% of the surveyed oncologists and oncology nurses currently use Aloxi and continue to have patients who experience CINV, particularly delayed onset CINV.

Development Pipeline

In addition to our lead product candidate, we have a pipeline of other product candidates that use our Biochronomer technology:

Product Candidate	Potential Application	Drug	Targeted Duration	Status
APF112	Post-surgical pain relief	Mepivacaine	Up to 36 hours	Phase II

APF580	Pain relief	Undisclosed opiate	At least seven days	Preclinical

APF328	Local anti-inflammatory (orthopedic surgery)	Meloxicam	Up to two weeks	Preclinical

APF505	Anti-inflammatory (osteoarthritis)	Meloxicam	Up to six weeks	Preclinical

APF112

APF112 utilizes our Biochronomer delivery technology to target post-surgical pain relief. The product is designed to provide up to 36 hours of localized pain relief by delivering mepivacaine directly to the surgical site. Mepivacaine is a well-known, short-acting local anesthetic with an excellent safety profile. APF112 is designed to prolong the anesthetic effect of mepivacaine and thus to minimize or eliminate the use of opiates. Opiates are currently used in the majority of surgical procedures as a means of managing post-operative pain, and while they are powerful and useful drugs, they may have side effects such as addictive qualities, nausea, disorientation, sedation, constipation, vomiting, urinary retention and, in some situations, life-threatening respiratory depression. If efficacy in treating post-surgical pain can be demonstrated, we believe that there will be substantial potential for this product, as there are approximately 20 million surgical procedures performed annually in the United States for which the product could potentially be utilized.

During 2004, our Phase II clinical trial was conducted in surgeries for inguinal hernia repair, which is considered a moderately to severely painful procedure. The results indicated excellent safety and tolerability. The pharmacokinetics of APF112 showed sustained release of mepivacaine systemically over a period of three days (72 hours). No significant difference was shown between the two doses of APF112 and the standard of care (bupivacaine) in terms of pain scores and the amount of additional pain medication used. Mean Visual Analog Scale pain scores, or VAS scores, in the standard of care group (bupivacaine) were significantly lower in this study when compared with other previously published studies in similar hernia trials. Based on published data, VAS scores for the standard of care in similar inguinal hernia studies ranged from 4.5 to 6.7, whereas in this study the mean score for the bupivacaine arm was 2.9 within the first 24 hours post surgery. We believe that we can demonstrate that APF112 is effective in controlling post surgical pain; however, we were unable to demonstrate this due to the unexpectedly low levels of pain displayed by the control group in this trial. We intend to complete additional preclinical work in 2007 with a revised protocol, followed by initiation of a Phase IIb clinical trial in the first half of 2008. Assuming successful completion of our Phase IIb clinical trial, we plan to explore corporate partnering opportunities to continue the development of APF112.

APF580

APF580 will incorporate an opiate into our Biochronomer technology and is designed to provide analgesia lasting up to seven days by a single injection. It is targeted for situations where the intensity and duration of pain require use of an opiate rather than a local anesthetic. APF580 may find use in acute and chronic pain settings, improve patient compliance and reduce the risk of drug abuse. Our initial animal pharmacokinetic studies completed in 2006 present a promising profile, supporting future product development for post-surgical (inpatient) and chronic pain applications (cancer pain). We plan to supplement our animal studies with additional preclinical data from an ongoing research and development agreement with a major animal health company, which is evaluating the same product for use in cats and dogs. We plan to initiate a Phase I clinical trial of APF580 in the first half of 2008 and to initiate a Phase II clinical trial in the fourth quarter of 2008.

APF328

APF328 represents a novel formulation in preclinical development for the potential treatment of pain following orthopedic surgery. Our Biochronomer polymer has been designed in this instance to control the local delivery of meloxicam for up to two weeks. Meloxicam is a non-steroidal anti-inflammatory drug that was developed as an oral tablet for the treatment of osteoarthritis of the knee and hip.

APF505

APF505 is an extension of the concept outlined in APF328. This Biochronomer formulation has the potential to deliver meloxicam within the knee joint for up to six weeks and may be appropriate to treat osteoarthritis, a common form of arthritis that occurs in nearly 70% of the U.S. population over the age of 65. For both APF328 and APF505, our objective is to deliver the drug to the site of action, thereby avoiding the side effects associated with oral treatment, namely gastrointestinal disturbances.

Our Technology Platform

We have made significant investments in the development of our bioerodible drug delivery technologies, which have created tangible results. Specifically, we have developed a broad family of polymers with unique attributes, known collectively as poly(ortho esters), under the trade name Biochronomer. This technology has been specifically designed for use in drug delivery applications with a number of technical advantages, such as: ease of manufacturing, flexible delivery times, various physical forms and multiple potential applications due to a neutral pH environment for acid sensitive actives (nucleic acids, proteins, etc.).

Due to the inherent versatility of our Biochronomer technology, products can be designed to deliver drugs at a variety of implantation sites including, under the skin, at the site of a surgical procedure, in joints, in the eye, or in muscle tissue. Our Biochronomer technology can provide sustained levels of drugs in systemic circulation for prolonged efficacy.

Ease of Manufacturing. Our Biochronomer technology is formed by the coupling of various monomers into a polymer chain. Our process knowledge underlying the commercial manufacture of our Biochronomers is based on extensive, well-documented, development studies. Commercial manufacturing campaigns to date have demonstrated that our Biochronomers may be produced in a highly reproducible manner. By selecting suitable monomers the resulting polymers will melt at differing temperatures which will allow for different manufacturing techniques, e.g. injection molding, extrusion, compression molding, etc.

Flexible Delivery Times. The Biochronomer “links” or bonds are stable at neutral pH conditions. Upon coming into contact with water-containing media, such as internal body fluids, the water reacts with these bonds. This reaction is known as hydrolysis. During the hydrolysis of the Biochronomer links, acidic elements are produced in a local micro-environment, in a controlled manner, without impacting the overall neutrality of the drug delivery technology. These elements assist in the continued, controlled erosion of the polymer with a simultaneous, controlled release of the active drug contained within the Biochronomer. By varying the amount of the acidic elements in the Biochronomer, different rates of hydrolysis may be effectively realized. In this manner, delivery times ranging from days to weeks to several months can be achieved.

Various Physical Forms. Our Biochronomers can be prepared in a variety of physical forms, ranging from hard, glassy materials to semi-solids that are injectable at room temperature, by proper selection of monomers. A significant advantage of our Biochronomer technology is that drugs can be incorporated by simple mixing procedures allowing the production of formulations in the form of injectable gels, microspheres, coatings, and strands. All of these physical forms can be used in the controlled delivery of drugs without the undesirable incorporation of organic solvents in the final product.

Multiple Potential Applications. We have completed over 100 in vivo and in vitro studies demonstrating that our Biochronomer technology is potentially applicable to a range of therapeutic areas, including pain management, prevention of nausea, control of inflammation and treatment of ophthalmic diseases. We have also completed comprehensive animal and human toxicology studies that have established that our Biochronomer polymers are safe and well tolerated.

All of our current development programs utilize the same semi-solid poly(ortho ester) delivery vehicle. Additional applications for the treatment of a number of indications are under development using the same vehicle. The present forms of these products are stored under refrigeration. We are actively developing products that can be stored at room temperature.

Through our experience and continued insight obtained during our research and development, Biochronomer polymers can be extended into novel technologies via the design of additional architectures containing poly(ortho esters). One example of such a technology is our family of polymers called Bioerodimers. These polymers are poly(ethylene glycol) products that have the ability to form micelles in water and can be delivered intravenously. We believe this family of polymers may be safer and better tolerated than more conventional intravenous formulations which employ solvents and surfactants. At least eight patents and patent applications cover this and other aspects of our Bioerodimer technologies. The materials resulting from these inventions have the potential to be exploited in the creation of new drug delivery technologies that can be used to treat more indications via additional delivery routes.

Our Strategy

Our primary objective is to be a leading specialty pharmaceutical company focused on improving the effectiveness of existing pharmaceuticals using our proprietary drug delivery technologies. Key elements include:

Expand product pipeline. We plan to expand our product pipeline by leveraging our existing technology. We intend to develop new products based on our Biochronomer polymer-based drug delivery technology. Our research has indicated that our Biochronomer technology has potential applications across a range of therapeutic areas including pain management, prevention of nausea, control of inflammation and treatment of ophthalmic diseases. With further work on our technology platforms, we may be able to develop products that deliver proteins, peptides, sRNA (soluble RNA) and RNAi (RNA interference).

Minimize product development risk and time-to-market. We are applying our proprietary drug delivery technologies to improve the effectiveness of approved pharmaceutical products. By using our technologies to administer drugs for which clinical efficacy and safety data are available, we will reduce the cost and development risk inherent in traditional pharmaceutical product development.

Maximize the value of our lead product, APF530. We believe that partnering APF530 after successful results from our clinical trial will maximize the value of APF530 for our shareholders. We expect to secure significant upfront license fees, followed by milestone payments and royalties. We also plan to evaluate separate commercial partnerships for the United States and the rest of world.

Enter into strategic partnerships. We believe that selective partnering of our future product development programs can enhance the success of our product development and commercialization efforts, and enable diversification of our product portfolio by having partners fund the major portion of our late stage clinical trials. Additionally, such partnering will enable us to leverage the sales capabilities of our partners to commercialize our products.

Manufacturing and Supply

We do not currently own or operate manufacturing facilities for the production of clinical or commercial quantities of any of our product candidates. We currently rely on a small number of third-party manufacturers to produce our compounds and expect to continue to do so to meet the preclinical and clinical requirements of our potential products and for all of our commercial needs. We do not have long-term agreements with any of these third parties.

We require in our manufacturing and processing agreements that all third-party contract manufacturers and processors produce active pharmaceutical ingredients, or APIs, and finished products in accordance with current good manufacturing practice, or cGMP, and all other applicable laws and regulations. We maintain confidentiality agreements with potential and existing manufacturers in order to protect our proprietary rights related to our drug candidates.

With regard to our lead product candidate, APF530, we currently use Sigma Aldrich Corporation as our primary raw materials and polymer supplier. We currently source granisetron from one supplier and know of at least three other capable suppliers. We currently ship all of our formulation components directly to our contract manufacturer, Hyaluron, Inc. We continue to evaluate potential suppliers and manufacturers.

Marketing and Sales

A key part of our business strategy is to form collaborations with pharmaceutical partners. In the past, we have successfully partnered our development stage programs with leading pharmaceutical companies. In general, we grant limited marketing exclusivity in defined markets for defined periods to our partners. However, after development is completed and a partner commercializes a formulated product utilizing our delivery technologies, we can exert only limited influence over the manner and extent of our partner’s marketing efforts.

The status of our initial marketing relationships for APF530 are as follows:

•

In October 2006, we announced that we had granted an exclusive license to RHEI Pharmaceuticals, Inc. to seek regulatory approval and sell APF530 in China, Taiwan, Hong Kong and Macau. The agreement included an upfront payment to us and includes provisions for milestone payments and royalties on future net sales.

•

During the Phase III trial we will continue to seek additional domestic and international partners. Our current belief is that concluding a successful collaboration on mutually acceptable terms may not be possible until the availability of trial results, presently expected in the third quarter of 2008.

Patents and Trade Secrets

As part of our strategy to protect our current products and to provide a foundation for future products, we have filed a number of United States patent applications on inventions relating to the composition of a variety of polymers, specific products, product groups and processing technology. In addition to obtaining patents in a number of foreign countries, we have also filed the United States and foreign patent applications on our polymer technology with the Patent Cooperation Treaty (PCT), the European Patent Office, Australia, Canada, China, Hong Kong, Japan, South Korea, Singapore and Taiwan. We have a total of 21 issued United States patents and an additional 113 issued (or registered) foreign patents. The patents on the bioerodible technologies expire between January 2016 and November 2022.

Although we believe the bases for these patents and patent applications are sound, they are untested, and there is no assurance that they will not be successfully challenged. There can be no assurance that any patent previously issued will be of commercial value, that any patent applications will result in issued patents of commercial value, or that our technology will not be held to infringe patents held by others.

We also rely on unpatented trade secrets and know-how to protect certain aspects of our production technologies. Our employees, consultants, advisors and corporate partners have entered into confidentiality agreements with us. These agreements, however, may not necessarily provide meaningful protection for our trade secrets or proprietary know-how in the event of unauthorized use or disclosure. In addition, others may obtain access to, or independently develop, these trade secrets or know-how.

Competition

There are several companies that are developing new formulations of existing drugs using novel drug delivery technologies. Many of these companies have substantially greater financial, research and development, manufacturing, sales and marketing and distribution resources and experience than we do. The following are our major competitors:

•	Alkermes, Inc.

•	Depomed, Inc.

•	Durect Corporation

•	ProStrakan Group PLC

•	SkyePharma PLC

Additionally, APF530 is expected to face competition from MGI Pharma Inc.’s Aloxi (palonosetron), F. Hoffman-La Roche Limited’s Kytril (granisetron), GlaxoSmithKline PLC’s Zofran (ondansetron) and its generic versions, and Aventis Pharma Limited’s Anzemet (dolasetron), as well as Hana Biosciences’ Zensana (oral ondansetron). We are also aware of several companies developing both generic and new formulations of granisetron. APF112 is expected to face competition from Durect Corporation’s Posidur (injectable controlled release bupivacaine) and SkyePharma PLC’s recently divested DepoBupivacaine (injectable controlled release bupivacaine).

Government Regulation and Product Approvals

The manufacturing and marketing of our potential products and our ongoing research and development activities are subject to extensive regulation by the FDA and comparable regulatory agencies in state and local jurisdictions and in foreign countries.

United States Regulation

Before any of our products can be marketed in the United States, we must secure approval by the FDA. To secure approval, any drug we develop must undergo rigorous preclinical testing and clinical trials that demonstrate the product candidate’s safety and effectiveness for each chosen indication for use. This extensive regulatory process controls, among other things, the development, testing, manufacture, safety, efficacy, record keeping, labeling, storage, approval, advertising, promotion, sale, and distribution of biopharmaceutical products.

In general, the process required by the FDA before investigational drugs may be marketed in the United States involves the following steps:

•	preclinical laboratory and animal tests;

•	submission of an investigational new drug application, or IND, which must become effective before human clinical trials may begin;

•	adequate and well-controlled human clinical trials to establish the safety and efficacy of the proposed drug for its intended use;

•	pre-approval inspection of manufacturing facilities and selected clinical investigators; and

•	FDA approval of a new drug application, or NDA, or of a NDA supplement (for subsequent indications).

Preclinical Testing

In the United States, drug candidates are tested in animals until adequate proof of safety is established. These preclinical studies generally evaluate the mechanism of action of the product and assess the potential safety and efficacy of the product. Tested compounds must be produced according to applicable cGMP requirements and preclinical safety tests must be conducted in compliance with FDA and international regulations regarding good laboratory practices (GLP). The results of the preclinical tests, together with manufacturing information and analytical data, are generally submitted to the FDA as part of an investigational new drug application, or IND, which must become effective before human clinical trials may commence. The IND will automatically become effective 30 days after receipt by the FDA, unless before that time the FDA requests an extension or raises concerns about the conduct of the clinical trials as outlined in the application. If the FDA has any concerns, the sponsor of the application and the FDA must resolve the concerns before clinical trials can begin. Submission of an IND may not result in FDA authorization to commence a clinical trial. A separate submission to the existing IND must be made for each successive clinical trial conducted during product development, and the FDA must grant permission for each clinical trial to start and continue. Regulatory authorities may require additional data before allowing the clinical studies to commence or proceed from one Phase to another, and could demand that the studies be discontinued or suspended at any time if there are significant safety issues. Furthermore, an independent institutional review board, or IRB, for each medical center proposing to participate in the conduct of the clinical trial must review and approve the clinical protocol and patient informed consent before the center commences the study.

Clinical Trials

Clinical trials for new drug candidates are typically conducted in three sequential phases that may overlap. In Phase I, the initial introduction of the drug candidate into human volunteers, the emphasis is on testing for safety or adverse effects, dosage, tolerance, metabolism, distribution, excretion, and clinical pharmacology. Phase II involves studies in a limited patient population to determine the initial efficacy of the drug candidate for specific targeted indications, to determine dosage tolerance and optimal dosage and to identify possible adverse side effects and safety risks. Once a compound shows evidence of effectiveness and is found to have an acceptable safety profile in Phase II evaluations, pivotal Phase III trials are undertaken to more fully evaluate clinical outcomes and to establish the overall risk/benefit profile of the drug, and to provide, if appropriate, an adequate basis for product labeling. During all clinical trials, physicians will monitor patients to determine effectiveness of the drug candidate and to observe and report any reactions or safety risks that may result from use of the drug candidate. The FDA, the IRB, or the sponsor may suspend a clinical trial at any time on various grounds, including a finding that the subjects are being exposed to an unacceptable health risk.

The data from the clinical trials, together with preclinical data and other supporting information that establishes a drug candidate’s safety, are submitted to the FDA in the form of a new drug application, or NDA, or NDA supplement (for approval of a new indication if the product candidate is already approved for another indication). Under applicable laws and FDA regulations, each NDA submitted for FDA approval is usually given an internal administrative review within 45 to 60 days following submission of the NDA. If deemed complete, the FDA will “file” the NDA, thereby triggering substantive review of the application. The FDA can refuse to file any NDA that it deems incomplete or not properly reviewable. The FDA has established internal substantive review goals of six months for priority NDAs (for drugs addressing serious or life threatening conditions for which there is an unmet medical need) and ten months for regular NDAs. The FDA, however, is not legally required to complete its review within these periods, and these performance goals may change over time. Moreover, the outcome of the review, even if generally favorable, is not typically an actual approval, but an “action letter” that describes additional work that must be done before the NDA can be approved. The FDA’s review of a NDA may involve review and recommendations by an independent FDA advisory committee. The FDA may deny approval of a NDA or NDA supplement if the applicable regulatory criteria are not satisfied, or it may require additional clinical data and/or an additional pivotal Phase III clinical trial. Even if such data are submitted, the FDA may ultimately decide that the NDA or NDA supplement does not satisfy the criteria for approval.

Data Review and Approval

Satisfaction of FDA requirements or similar requirements of state, local, and foreign regulatory agencies typically takes several years and requires the expenditure of substantial financial resources. Information generated in this process is susceptible to varying interpretations that could delay, limit, or prevent regulatory approval at any stage of the process. Accordingly, the actual time and expense required to bring a product to market may vary substantially. We cannot assure you that we will submit applications for required authorizations to manufacture and/or market potential products or that any such application will be reviewed and approved by the appropriate regulatory authorities in a timely manner, if at all. Data obtained from clinical activities is not always conclusive and may be susceptible to varying interpretations, which could delay, limit, or prevent regulatory approval. Success in early stage clinical trials does not ensure success in later stage clinical trials. Even if a product candidate receives regulatory approval, the approval may be significantly limited to specific disease states, patient populations, and dosages, or have conditions placed on them that restrict the commercial applications, advertising, promotion, or distribution of these products.

Once issued, the FDA may withdraw product approval if ongoing regulatory standards are not met or if safety problems occur after the product reaches the market. In addition, the FDA may require testing and surveillance programs to monitor the effect of approved products which have been commercialized, and the FDA has the power to prevent or limit further marketing of a product based on the results of these post-marketing programs. The FDA may also request additional clinical trials after a product is approved. These so-called Phase 4 studies may be made a condition to be satisfied after a drug receives approval. The results of Phase IV studies can confirm the effectiveness of a product candidate and can provide important safety information to augment the FDA’s voluntary adverse drug reaction reporting system. Any products manufactured or distributed by us pursuant to FDA approvals would be subject to continuing regulation by the FDA, including record-keeping requirements and reporting of adverse experiences with the drug. Drug manufacturers and their subcontractors are required to register their establishments with the FDA and certain state agencies, and are subject to periodic unannounced inspections by the FDA and certain state agencies for compliance with good manufacturing practices, which impose certain procedural and documentation requirements upon us and our third-party manufacturers. We cannot be certain that we or our present or future suppliers will be able to comply with the good manufacturing practices regulations and other FDA regulatory requirements. If our present or future suppliers are not able to comply with these requirements, the FDA may halt our clinical trials, require us to recall a drug from distribution, or withdraw approval of the NDA for that drug. Furthermore, even after regulatory approval is obtained, later discovery of previously unknown problems with a product may result in restrictions on the product or even complete withdrawal of the product from the market.

The FDA closely regulates the marketing and promotion of drugs. Approval may be subject to post-marketing surveillance and other record keeping and reporting obligations, and involve ongoing requirements. Product approvals may be withdrawn if compliance with regulatory standards is not maintained or if problems occur following initial marketing. A company can make only those claims relating to safety and efficacy that are approved by the FDA. Failure to comply with these requirements can result in adverse publicity, warning letters, corrective advertising, and potential civil and criminal penalties. Physicians may prescribe legally available drugs for uses that are not described in the product’s labeling and that differ from those tested by us and approved by the FDA. Such off-label uses are common across medical specialties. Physicians may believe that such off-label uses are the best treatment for many patients in varied circumstances. The FDA does not regulate the behavior of physicians in their choice of treatments. The FDA does, however, restrict manufacturers’ communications on the subject of off-label use.

Section 505(b)(2) Applications

Some of our product candidates may be eligible for submission of applications for approval under the FDA’s Section 505(b)(2) approval process, which requires less information than the NDAs described above. Section 505(b)(2) applications may be submitted for drug products that represent a modification (e.g., a new indication or new dosage form) of an eligible approved drug and for which investigations other than bioavailability or bioequivalence studies are essential to the drug’s approval. Section 505(b)(2) applications may rely on the FDA’s previous findings for the safety and effectiveness of the listed drug, scientific literature, and information obtained by the 505(b)(2) applicant needed to support the modification of the listed drug. For this reason, preparing Section 505(b)(2) applications is generally less costly and time-consuming than preparing an NDA based entirely on new data and information from a full set of clinical trials. The law governing Section 505(b)(2) or FDA’s current policies may change in such a way as to adversely affect our applications for approval that seek to utilize the Section 505(b)(2) approach. Such changes could result in additional costs associated with additional studies or clinical trials and delays.

The FDCA provides that reviews and/or approvals of applications submitted under Section 505(b)(2) will be delayed in various circumstances. For example, the holder of the NDA for the listed drug may be entitled to a period of market exclusivity, during which the FDA will not approve, and may not even review a Section 505(b)(2) application from other sponsors. If the listed drug is claimed by patent that the NDA holder has listed with the FDA, the Section 505(b)(2) applicant must submit a patent certification. If the 505(b)(2) applicant certifies that the patent is invalid, unenforceable, or not infringed by the product that is the subject of the Section 505(b)(2), and the 505(b)(2) applicant is sued within 45 days of its notice to the entity that holds the approval for the listed drug and the patent holder, the FDA will not approve the Section 505(b)(2) application until the earlier of a court decision favorable to the Section 505(b)(2) applicant or the expiration of 30 months. The regulations governing marketing exclusivity and patent protection are complex, and it is often unclear how they will be applied in particular circumstances.

In addition, both before and after approval is sought, we and our collaborators are required to comply with a number of FDA requirements. For example, we are required to report certain adverse reactions and production problems, if any, to the FDA, and to comply with certain limitations and other requirements concerning advertising and promotion for our products. Also, quality control and manufacturing procedures must continue to conform to continuing GMP after approval, and the FDA periodically inspects manufacturing facilities to assess compliance with continuing GMP. In addition, discovery of problems such as safety problems may result in changes in labeling or restrictions on a product manufacturer or NDA holder, including removal of the product from the market.

Foreign Approvals

In addition to regulations in the United States, we will be subject to a variety of foreign regulations governing clinical trials and commercial sales and distribution of our products. Whether or not we obtain FDA approval for a product, we must obtain approval of a product by the comparable regulatory authorities of foreign countries before we can commence clinical trials or marketing of the product in those countries. The approval process varies from country to country, and the time may be longer or shorter than that required for FDA approval. The requirements governing the conduct of clinical trials, product licensing, pricing and reimbursement vary greatly from country to country.

Under European Union regulatory systems, we may submit marketing authorizations either under a centralized or decentralized procedure. The centralized procedure provides for the grant of a single marketing authorization that is valid for all European Union member states. The decentralized procedure provides for mutual recognition of national approval decisions. Under this procedure, the holder of a national marketing authorization may submit an application to the remaining member states. Within 90 days of receiving the applications and assessment report, each member state must decide whether to recognize approval.

The policies of the FDA and foreign regulatory authorities may change and additional government regulations may be enacted which could prevent or delay regulatory approval of our investigational drugs or approval of new diseases for our existing products. We cannot predict the likelihood, nature or extent of adverse governmental regulation that might arise from future legislative or administrative action, either in the United States or abroad.

Legal Proceedings

While we are not currently a party to any material pending legal proceedings, from time to time we are named as a party to lawsuits in the normal course of its business. Litigation, in general, and intellectual property litigation in particular, can be expensive and disruptive to normal business operations. Moreover, the results of legal proceedings are difficult to predict.

Properties

We lease 26,067 square feet of laboratory, office and warehouse space in Redwood City, California under leases expiring in 2011. The annual rent expense for the Redwood City facility is approximately $463,000.

We believe our facilities are adequate and suitable for current and anticipated needs.

Employees

As of March 31, 2007, we had 41 full-time employees, six of whom hold Ph.D. degrees. There were 33 employees engaged in research and development and quality control, and eight working in finance, business development, human resources and administration.

We consider our relations with employees to be good. None of our employees is covered by a collective bargaining agreement.

MANAGEMENT

Directors and Executive Officers

The following table sets forth, as of June 13, 2007, information about our executive officers and directors.

Name	Age	Position(s)
Paul Goddard, Ph.D.	57	Chairman and Director
Gregory Turnbull(1)	68	President and Chief Executive Officer and Director
Michael O’Connell	57	Chief Operating Officer and Chief Financial Officer and Director
John Barr, Ph.D.	47	Vice President, Research and Development
Anastassios Retzios, Ph.D.	55	Vice President, Clinical Development
Peter Riepenhausen(2)(3)(4)	70	Director
Toby Rosenblatt(1)(2)(3)(4)	68	Director
Arthur Taylor(1)(2)	50	Director
Robert Zerbe, M.D	56	Director

(1)	Member of the finance committee
(2)	Member of the audit committee
(3)	Member of the compensation and stock option committee
(4)	Member of the nominating and governance committee

Paul Goddard, Ph.D.  has served as Chairman of our board of directors since November 2000. Dr. Goddard has served as Chief Executive Officer for ARYx Therapeutics, Inc. since 2005 and Chairman of the Board since 2003. He has also been a director of Adolor, Inc. since 2000 and of Onyx Pharmaceuticals, Inc. since 1997. From 1998 to 2000, Dr. Goddard was President and Chief Executive Officer of Elan Corporation, plc’s pharmaceutical division. From 1991 to 1998, Dr. Goddard served as Chairman and Chief Executive Officer of Neurex Corporation. In 1998, Neurex was acquired by Elan. Prior to Neurex, Dr. Goddard held various senior management positions at SmithKline Beecham.

Gregory Turnbull  has served as a member of our board of directors since February 1986 and has served as our President and Chief Executive Officer since October 2006. Mr. Turnbull has been a private investor and business consultant for over five years. Previously, he was a general partner of Cable & Howse Ventures, a venture capital firm, and also served as an investment banker with Morgan Stanley & Co. and White, Weld & Co. Mr. Turnbull also serves as Chairman of the Board for Planar Systems, Inc. and as a director of certain privately-held companies.

Michael O’Connell  has served as a member of our board of directors since August 2000. He served as our Chief Executive Officer and President from August 2000 until beginning a temporary leave of absence for medical reasons in October 2006. On May 29, 2007, Mr. O’Connell assumed the position of our Chief Operating Officer. Effective June 1, 2007, he assumed additional responsibility as our Chief Financial Officer. Mr. O’Connell originally joined us in July 1992 as Vice President and Chief Financial Officer. From 1980 to 1992, Mr. O’Connell served in a number of financial management positions with The Cooper Companies, Inc., including Vice President and Corporate Controller. Mr. O’Connell is a Fellow of the Institute of Chartered Accountants of England and Wales.

John Barr, Ph.D.  has served as our Vice President, Research and Development since August 2000. He joined us in 1997 as Director of Pharmaceutical Sciences. Dr. Barr has played a key role in evaluating and developing the potential of our novel delivery systems. Prior to joining us, he served as the Director of Biopharmaceutics for Cortech, Inc. a Denver-based biotech firm focused on the development of novel anti-

inflammatory agents. In that capacity, he was involved with both the research and development aspects of the company’s intravenous and oral programs. Dr. Barr received his Ph.D. in pharmacology from the University of Glasgow in Scotland, after which he pursued post-doctoral studies at the University of Arizona.

Anastassios Retzios, Ph.D.  has served as our Vice President, Clinical Development since November 2006. Dr. Retzios has more than 18 years of experience in a wide range of clinical and regulatory matters, most recently as Director of Global Clinical Research and Development at Baxter International, Inc. from 2001 until 2006. Previously he served in senior clinical positions at Questcor Pharmaceuticals and Alpha Therapeutic Corporation. Dr. Retzios received his Ph.D. in molecular biology from University of Edinburgh, Scotland.

Peter Riepenhausen  has served as a member of our board of directors since April 1991. Mr. Riepenhausen is a business consultant. He served as Chairman, Europe for Align Technology, Inc. from 2000 until 2002 and President and Chief Executive Officer of ReSound Corporation from 1994 to 1998. He served as a director of Caradon (Europe) plc from April 1994 until September 1998. He currently serves as Chairman of the Board of Ocumenta Holdings and as a director of The Resource Group.

Toby Rosenblatt  has served as a member of our board of directors since September 1983. Mr. Rosenblatt has served as President of Founders Investments, Ltd., a private investment limited partnership since 1999. Mr. Rosenblatt also serves as a director of the BlackRock Open End Mutual Funds and is a trustee of numerous civic and educational institutions.

Arthur Taylor  has served as a member of our board of directors since August 2006. Mr. Taylor has over 20 years financial experience in the medical device, pharmaceutical and technology industries, and is currently a Chief Operating Officer of Kyphon Inc. Prior to serving as Chief Operating Officer, he served as Chief Financial Officer for Kyphon Inc. from 2004 to 2006. He has served in Chief Financial Officer positions with Terayon Communication Systems from 2003 to 2004, Evolve Software from 2002 to 2003, Docent from 2001 to 2002, and Resound Corporation. He has also served in senior financial positions with 3Com Corporation and Allergan, Inc.

Robert Zerbe, M.D.  has served as a member of our board of directors since December 2002. Dr. Zerbe has served as the Chief Executive Officer and founder of QuatRx Pharmaceuticals Company, a private biopharmaceutical company since 2000. Until 2000, Dr. Zerbe was employed by Pfizer as the Senior Vice President of Global Research and Development and Director of Development Operations. From 1993 to 2000, Dr. Zerbe served at the Parke-Davis Pharmaceutical Research Division of Warner-Lambert as Senior Vice President worldwide, clinical research and development. Dr. Zerbe serves as a director of Anesiva, Inc. and Aastrom Biosciences, Inc.

Director Independence

Our board of directors has determined that the following directors are “independent directors” as defined by the rules of The NASDAQ Stock Market: Messrs. Riepenhausen, Rosenblatt, Taylor and Zerbe. None of these independent directors is a party to any transaction, relationship or arrangement not disclosed pursuant to Item 404(a) of Regulation S-K. There are no family relationships among any of our directors or executive officers.

Board Committees

Our board of directors has standing audit, finance, compensation and stock option, and nominating and governance committees. The composition and primary responsibilities of each committee are described below.

Audit Committee

Our audit committee currently consists of Messrs. Taylor (chair), Riepenhausen and Rosenblatt. Our audit committee oversees our corporate accounting and financial reporting process. Our audit committee appoints our independent auditor and oversees and evaluates their work, ensures written disclosures and communicates with the independent auditor, meets with management and the independent auditor to discuss our financial statements, meets with the independent auditor to discuss matters that may affect our financial statements and approves all related party transactions. Mr. Taylor is our audit committee financial expert under the SEC rules implementing Section 407 of the Sarbanes-Oxley Act of 2002. We believe that the composition of our audit committee meets the requirements for independence under the current requirements of The NASDAQ Stock Market and SEC rules and regulations. We believe that the functioning of our audit committee complies with the applicable requirements of The NASDAQ Stock Market and SEC rules and regulations. We intend to comply with future requirements to the extent they become applicable to us.

Finance Committee

Our finance committee currently consists of Messrs. Turnbull (chair), Rosenblatt and Taylor. The finance committee is responsible for reviewing our plans for providing appropriate financial resources to sustain our operations, including review of our strategic plan and annual operating budget.

Compensation and Stock Option Committee

Our compensation and stock option committee currently consists of Messrs. Rosenblatt (chair) and Riepenhausen. Our compensation and stock option committee administers our benefit plans, reviews and administers all compensation arrangements for executive officers, and establishes and reviews general policies relating to the compensation and benefits of our officers and employees. Our compensation and stock option committee reviews and recommends goals for our executive officers and evaluates their performance in light of these goals.

Nominating and Governance Committee

Our nominating and governance committee currently consists of Messrs. Rosenblatt (chair) and Riepenhausen. The committee recommends nominees to the board of directors and provides oversight with respect to corporate governance. Procedures for the consideration of director nominees recommended by stockholders are set forth in our amended and restated bylaws.

Compensation and Stock Option Committee Interlocks and Insider Participation

Prior to establishing the compensation and stock option committee, the board of directors as a whole made decisions relating to compensation of our executive officers. No member of the board of directors or the compensation and stock option committee serves as a member of the board of directors or compensation and stock option committee of any other entity that has one or more executive officers serving as a member of our board of directors or compensation and stock option committee.

Charters for our audit, compensation and stock option, and nominating and governance committees are posted on our website at www.appharma.com.

Executive Compensation

Compensation Discussion and Analysis

The compensation and stock option committee has responsibility for establishing, implementing and continually monitoring our compensation practices in order to make sure the total compensation paid to our directors, executive officers and key employees is fair, reasonable and competitive.

The main responsibilities of the compensation and stock option committee are:

•	to develop and periodically review compensation policies and practices applicable overall to our employees and specifically for individual executive officers;

•	to review, recommend and prioritize goals for us and our Chief Executive Officer and evaluate his performance in light of these goals;

•	to evaluate the performance of the other executive officers in the context of goals and objectives established for them by our Chief Executive Officer;

•

to review and evaluate any employment agreements, severance agreements, change-in-control arrangements or special or supplemental employee benefits, and any material amendments thereto applicable to our executive officers and recommend the same for approval by the board of directors;

•	to oversee and evaluate our incentive, equity-based and other compensatory plans in which executive officers and key employees participate;

•	to review periodically the compensation and benefits offered to nonemployee directors and recommend changes to our board of directors as appropriate; and

•	to approve, subject to stockholder or board of directors approval as may be required, the creation or amendment of any incentive, equity-based or other incentive compensatory plans.

The compensation and stock option committee operates under a written charter adopted by our board of directors on May 28, 2003. The charter provides that the compensation and stock option committee may delegate such of its authority and responsibilities as the compensation and stock option committee deems appropriate to the members of the compensation and stock option committee or any subcommittee thereof. A copy of the charter can be found at www.appharma.com, by clicking first on “Investor Relations”, under the heading “Company”, and then clicking on “Corporate Governance”.

Compensation Philosophy and Objectives

The compensation and stock option committee designs our executive compensation practices with the following overall objectives in mind:

•	attract, retain and motivate key executive talent;

•	align employee incentives with the interests of stockholders;

•	encourage high performance; and

•	promote employee accountability.

The compensation and stock option committee evaluates individual executive performance with a goal of setting compensation at levels the compensation and stock option committee believes are comparable with executives in other companies of similar size and stage of development operating in the biopharmaceutical industry, while taking into account our relative performance and our own strategic goals. We strive to provide a total compensation package to senior management that is competitive in the marketplace, recognizes individual performance and provides opportunities to earn rewards based on achievement of short-term and long-term individual and corporate objectives.

In the biopharmaceutical industry, many traditional measures of corporate performance, such as earnings per share or sales growth, may not readily apply in reviewing performance of executives. Because of our current stage of development, we have not used profitability or market value of our stock as a significant factor in review of executives’ performance and setting compensation. As such, we evaluate other indications of performance, such as progress of our research and development programs and corporate development activities, our success in recruiting and retaining highly qualified personnel and our success in securing capital sufficient to enable it to continue research and development activities. These considerations necessarily involve an assessment by the compensation and stock option committee of individual and corporate performance.

Setting Executive Compensation

Given the foregoing objectives, the compensation and stock option committee has structured our annual and long-term executive compensation to motivate executives to achieve our business goals and to reward the executives for achieving these goals.

The compensation and stock option committee held two meetings in 2006 and has met once so far during 2007. Mr. Rosenblatt works with our Chief Executive Officer to establish the meeting agenda. The compensation and stock option committee typically meets with our Chief Executive Officer and the chairman of our board of directors. The compensation and stock option committee also regularly meets in executive session without management.

Although many compensation decisions are made in the first and third quarter, the compensation planning process neither begins nor ends with any particular compensation and stock option committee meeting. In the third quarter, the compensation and stock option committee meets and reviews annual base salaries and determines base salary increases, if any, to be effective on September 1 of each year. It meets again in the first quarter to set the corporate goals for the following year and to review the corporate goals for the prior year in order to determine the amount of cash bonuses and stock awards. Business and succession planning, evaluation of management performance and consideration of the business environment are year-round processes.

Benchmarking

While we do not believe that it is appropriate to establish compensation levels solely based on benchmarking, we believe that information regarding pay practices at other companies is nevertheless useful in two respects. First, we recognize that compensation practices must be competitive in the marketplace. Second, independent marketplace information is one of the many factors that we consider in assessing the reasonableness of compensation. Accordingly, although our compensation and stock option committee has not retained a compensation consultant to review our policies and procedures with respect to executive compensation, we conduct an annual benchmark review of the base salaries of our executive compensation. This review is based on the Radford Biotechnology Survey, an independent third-party survey of executive compensation of biopharmaceutical companies in which we participate. We benchmark the base salaries of our executive officers against the median current compensation paid by comparable public or private biopharmaceutical companies located in California with 50 or fewer employees. In order for our benchmarking to remain consistent from year to year, we intend to use these same parameters for our annual benchmark review (same industry, approximate size and geography). The specific companies included in these groups may change based on their size, stage of development or other pertinent factors.

In determining the compensation levels for each of our executive officers for fiscal year 2006, the specific companies included in the survey were Aerovance, Inc., A.P. Pharma, Inc., Cellerant Therapeutics, Inc., Cerexa, Inc., Iconix Biosciences, Inc., Ilypsa, Inc., Kai Pharmaceuticals, Inc., Mendel Biotechnology, Inc., Pacific Biosciences, Inc., Phenomix, Inc., Point Biomedical Corporation, Proteolix, Inc., Receptor Biologix, Inc., Sciclone Pharmaceuticals, Inc., Stem Cells, Inc. and Y’s Therapeutics, Inc.

At each of its September 2005 and 2006 meetings, our compensation and stock option committee decided to set executive officers’ salaries at a level that was at or near the 50th percentile of salaries of executives with similar roles at comparable companies participating in the relevant Radford Biotechnology Survey. Our compensation and stock option committee believes that the 50th percentile for base salaries is the minimum cash compensation level that would allow us to attract and retain talented officers.

Our compensation and stock option committee realizes that using a benchmark may not always be appropriate but believes that it is the best alternative at this point in the life cycle of our company. In instances where an executive officer is uniquely key to our success, our compensation and stock option committee may provide compensation in excess of the 50th percentile. The compensation and stock option committee’s choice of the foregoing percentile reflected consideration of our stockholders’ interests in paying what was necessary, but not significantly more than necessary, to achieve our corporate goals, while conserving cash and equity as much as practicable. We believe that, given the industry in which we operate and the corporate culture that we have created, base compensation at this percentage level is generally sufficient to retain our existing executive officers and to hire new executive officers when and as required. Salaries for all employees, including the executive officers are reviewed and approved effective September 1 each year. Executive officer salaries are reviewed and approved by our board of directors after taking into consideration the recommendations of the compensation and stock option committee. Gregory Turnbull was appointed as our President and Chief Executive Officer in October 2006 and Stephen Whiteford was appointed to serve as our Chief Financial Officer in September 2006. Upon their appointment, the compensation of these executives was determined based on the compensation of their predecessors, which was based partially on salary survey data, with appropriate adjustments to account for the interim nature of their appointments and, in the case of Mr. Turnbull, with adjustment to account for his part-time employment.

Elements of Compensation

Our executive officers’ compensation currently has three primary components: base compensation or salary, annual cash bonuses under a performance-based, non-equity incentive plan (the management bonus plan), and stock option awards granted pursuant to our 2002 Equity Incentive Plan, which is described below under “Equity Compensation.” In addition, we provide our executive officers a variety of benefits that are available generally to all salaried employees. We establish executive officer base compensation at a level we believe enables us to hire and retain individuals in a competitive environment and to reward satisfactory individual performance and a satisfactory level of contribution to our overall business goals. We designed our executive bonus plan to focus our management on achieving key corporate objectives, and to reward achievement of these objectives. We utilize cash bonuses to reward performance achievements with a time horizon of one year, and we utilize salary as the base amount necessary to match our competitors for executive talent. We utilize stock options as a long-term incentive to reward long-term performance and to provide the potential, over an extended tenure, of significant value for the officer.

We view these components of compensation as related but distinct. Although our compensation and stock option committee does review total compensation, we do not believe that significant compensation derived from one component of compensation should negate or reduce compensation from other components. We determine the appropriate level for the base salary component based in part, but not exclusively, on competitive benchmarking consistent with our recruiting and retention goals, and other considerations we deem relevant, such as rewarding extraordinary performance. We determine the appropriate level of annual bonuses for our executive officers based on the achievement of corporate goals, and the size of stock option grants based on the past year individual performance, officer’s position and tenure.

Our compensation and stock option committee intends to perform an annual strategic review of our executive officer compensation to determine whether we provide adequate incentive and motivation to our executive officers and whether we adequately compensate our executive officers relative to comparable officers in other companies with which we compete for executives. For compensation decisions relating to executive officers other than our Chief Executive Officer, including decisions regarding the grant of equity compensation, our compensation and stock option committee typically considers recommendations from the Chief Executive Officer and makes further recommendations to our board of directors.

Base Salaries

The salary component of executive compensation is based on the executive’s level of responsibility for meeting our objectives and performance, and comparison to similar positions at comparable companies. Base salaries for executive officers are reviewed and potentially adjusted annually based on information regarding competitive salaries, including salary survey data provided by third parties. Individual increases are established by the committee and the board of directors, taking into account recommendations of the Chief Executive Officer concerning the overall effectiveness of each executive and of the Chairman of the board of directors with respect to the Chief Executive Officer.

Equity Compensation

Our compensation policies recognize the importance of stock ownership by senior executives and equity-based incentive compensation is an integral part of each executive’s compensation. Our compensation and stock option committee believes that the opportunity for stock appreciation through stock options which vest over time promotes the relationship between long-term interests of executive officers and stockholders. The size of specific options grants takes into account the executive officer’s salary, number of options and the pricing at date of grant for options previously granted, and the contributions to our success.

All option awards to our employees, including executive officers, and to our directors are awarded at the grant date closing price of our stock on The NASDAQ Global Market. We do not have any program, plan or obligation that requires us to grant equity compensation on specified dates, although we usually make annual grants to existing officers and employees during the first quarter of each fiscal year and to new hires upon commencement of their employment. Authority to make equity grants to non-executive employees rests with our compensation and stock option committee and with respect to executive officers the committee makes recommendations to the full board of directors for final approval. The committee does consider recommendations of the Chief Executive Officer in all such decisions, except for compensation of the Chief Executive Officer.

The value of the shares subject to the 2006 option grants to executive officers is reflected in the “Summary Compensation Table” table below and further information about these grants is reflected in the “Grants of Plan-Based Awards” table below.

Our 2002 Equity Incentive Plan authorizes us to grant options to purchase shares of our common stock to employees, directors and consultants. Our compensation and stock option committee is the administrator of the stock option plan. Stock option grants are considered annually, at the commencement of employment and, occasionally, following a significant change in job responsibilities or to meet other special retention or performance objectives. The compensation and stock option committee reviews and approves stock option awards to executive officers based upon its assessment of individual performance, a review of each executive’s existing long-term incentives, and retention considerations. In 2006, certain named executive officers were awarded stock options in the amounts indicated in the section entitled “Grants of Plan-Based Awards.”

Our 2002 Equity Incentive Plan permits the awards of restricted stock. Restricted stock awards were granted to two executive officers in 2006 in the amounts indicated in the section entitled “Grants of Plan-Based Awards.”

Our 1997 Employee Stock Purchase Plan, or the Purchase Plan, provides our employees, including our executive officers, with the opportunity to purchase our common stock through accumulated payroll deductions. Amounts deducted and accumulated for the participating employee’s account are used to purchase shares of our common stock on the last trading day of each purchase period at a price of 85% of the lower of the fair market value of the common stock at the beginning of the offering period and the end of the purchase period without interest. Participating employees may end their participation at any time during an offering period, and they will be paid their payroll deductions accumulated to that date. Participation ends automatically upon termination of employment and payroll deductions credited to the participating employee’s account are returned to such employee without interest. In fiscal year 2006, Michael O’Connell purchased 4,151 shares and John Barr purchased 1,722 shares under the Purchase Plan. The remaining named executive officers did not purchase shares under the purchase plan in fiscal year 2006.

Cash Bonuses Under Our Management by Objectives Program

Cash bonuses for executive officers and all other employees are determined under our management by objectives program, or MBO, which is approved annually by the board of directors. The MBO plan establishes annual corporate goals and a target bonus for all employees, including each executive officer, which is a percentage of base salary. For example, for the last fiscal year, the board of directors set the following corporate goals: raising additional capital, attaining certain progress levels with the APF530 Phase III clinical trials and attaining corporate partnering objectives. The percentages are currently 35% for Michael O’Connell, Chief Operating Officer and Chief Financial Officer, 35% for John Barr, Ph.D., Vice President, Research and Development, and 25% for Anastassios Retzios, Ph.D., Vice President, Clinical Development. No other executive officer currently participates in the MBO plan. The purpose of the plan is to articulate and highlight those top priority goals for our development and commercialization of our product pipeline and to translate business goals into individual accountabilities by linking performance to compensation. The percentage of the target bonus that is paid is dependent upon the percentage achievement of corporate goals. Officers only get paid bonuses upon achievement of corporate goals, therefore bonuses paid were reflective of achievement of the corporate goals. The MBO goals for 2006 were approved by the compensation and stock option committee on March 8, 2006. At its January 16, 2007 meeting, the compensation and stock option committee determined that 20.5% of the total goals were achieved in the past fiscal year; therefore, our executive officers received 20.5% of their target bonus for the past fiscal year. Bonuses earned by the executive officers for achieving a percentage of the 2006 corporate goals were paid in January 2007. The MBO goals for 2007 include raising of additional capital, attaining further progress with the APF530 Phase III trial and obtaining marketing partners for some of our product candidates. We believe these goals are challenging, but many are achievable.

Other Benefits

Executive officers are eligible to participate in all of our employee benefit plans, such as medical, dental, vision, group life, disability, and accidental death and dismemberment insurance and our 401(k)

plan, in each case on the same basis as other employees. There were no special benefits or perquisites provided to any executive officer in 2006.

Change of Control Arrangements

On March 23, 2005, we entered into change of control arrangements with Dr. Barr and Mr. O’Connell. Our board of directors approved these change of control arrangements in order to mitigate some of the risk that exists for executives and scientists working in a biopharmaceutical company at our current stage of development, an environment where future success depends on successful research and development and where there is a meaningful likelihood that we may be acquired if our research and development efforts succeed. These arrangements are intended to attract and retain qualified executives and scientists that have alternatives that may appear to them to be less risky absent these arrangements, and to mitigate a potential disincentive to consideration and execution of an acquisition, particularly where the services of these executive officers and scientists may not be required by the acquirer. For quantification of these severance and change of control benefits, please see the discussion under “Potential Payments Upon Termination or Change in Control” below. On May 25, 2007, we amended this agreement without affecting any of its economic provisions to conform with the newly-promulgated technical provisions of Treasury Regulations under Section 409A of the Internal Revenue Code.

Compensation of Current Chief Executive Officer and Chief Financial Officer

On October 9, 2006, Michael O’Connell, our President and Chief Executive Officer began a temporary leave of absence for medical reasons. Effective that same date, our board of directors appointed Gregory Turnbull to serve as President and Chief Executive Officer. On May 29, 2007, Mr. O’Connell assumed the position of our Chief Operating Officer. Effective June 1, 2007, Mr. O’Connell assumed additional responsibility as our Chief Financial Officer, on which date Stephen Whiteford completed his interim service to the company. Mr. Turnbull continues to serve as President and Chief Executive Officer, and is being compensated at an annual rate of $180,000. He continues to receive compensation for his service as a director at the rates payable to our outside directors. Additionally, on October 9, 2006, Mr. Turnbull was granted an option to purchase 16,250 shares of our common stock. The option became exercisable on April 9, 2007.

On September 27, 2006, our board of directors approved the appointment of Stephen Whiteford to serve as our Vice President, Finance and Chief Financial Officer for an unspecified interim period. Mr. Whiteford was compensated at an annual rate of $215,000. Mr. Whiteford also received 3,750 shares of restricted stock, on which restrictions lapsed on March 31, 2007. Mr. Whiteford completed his interim service to the company on June 1, 2007.

Executive Summary of 2006 Compensation

In fiscal 2006, we continued to apply the compensation principles described above in determining the compensation of our named executive officers, including our Chief Executive Officer. Our decisions were made in the context of uncertainties surrounding our drug development efforts and represent only modest increases in the base salaries and low performance-based component of the overall compensation.

In summary, the compensation decisions which covered the 2006 fiscal year for the named executive officers were as follows:

•

We increased average annual base salaries for the named executive officers by approximately 5% on September 1, 2005 and by approximately 4% on September 1, 2006. Current annual base salary for Mr. O’Connell is $357,000 and for Mr. Barr is $252,000, although Mr. O’Connell was not paid this salary while on medical leave as President and Chief Executive Officer.

•	Performance-based pay represented 7.2% of the total compensation actually paid to the named executive officers for fiscal 2006.

Accounting and Tax Considerations

Effective January 1, 2006, we adopted the fair value recognition provisions of FASB Statement No. 123 (revised 2004), “Share-Based Payment”, or SFAS No. 123R. Under SFAS No. 123R, we are required to estimate and record an expense for each award of equity compensation over the vesting period of the award. Although we assessed the desirability of granting shares of restricted stock to our executive officers and employees in lieu of stock option grants in light of the accounting impact of SFAS No. 123R, we ultimately determined to retain its stock option granting program as the main component of its long-term compensation program as that program helps to align management performance with stockholder goals. Accounting rules also require us to record cash compensation as an expense at the time the obligation is incurred.

Compliance with Internal Revenue Code Section 162(m)

Section 162(m) of the Internal Revenue Code limits the tax deductibility by a corporation of compensation in excess of $1 million paid to any of its five most highly compensated executive officers. However, compensation which qualifies as “performance-based” is excluded from the $1 million limit if, among other requirements, the compensation is payable only upon attainment of pre-established, objective performance goals under a plan approved by stockholders. The compensation and stock option committee does not presently expect total cash compensation payable for salaries to exceed the $1 million limit for any individual executive. Having considered the requirements of Section 162(m), the compensation and stock option committee believes that stock option grants to date meet the requirement that such grants be “performance-based” and are, therefore, exempt from the limitations on deductibility. The compensation and stock option committee will continue to monitor the compensation levels potentially payable under our cash compensation programs, but intends to retain the flexibility necessary to provide total cash compensation in line with competitive practice, our compensation philosophy and its best interests.

Summary Compensation Table

The following table sets forth information concerning compensation earned for services rendered to us by all persons serving as principal executive officer and principal financial officer during fiscal year 2006, and one other most highly compensated executive officer for the fiscal year 2006 whose salary and bonus for the fiscal year 2006 exceeded $100,000. We refer to these five executive officers as our named executive officers.

Name And Principal Position(s)	Year	Salary	Stock Awards(1)	Option Awards(1)	Non-Equity Incentive Plan Compensation(2)	All Other Compensation(3)	Total
Michael O’Connell(4) President and Chief Executive Officer	2006	$345,296	$21,111	$53,763	$24,775	$17,400	$462,345

Gregory Turnbull(5) President and Chief Executive Officer	2006	38,077	5,072	48,335	—	30,584	122,068

Gordon Sangster(6) Chief Financial Officer and Vice President, Finance	2006	147,869	—	2,532	—	11,913	162,314

Stephen Whiteford(7) Chief Financial Officer and Vice President, Finance	2006	66,981	3,351	—	—	1,488	71,827

John Barr Vice President, Research and Development	2006	239,608	10,555	16,602	17,192	14,400	298,357

(1)	The value of the stock and option awards has been computed in accordance with Statement of Financial Standards (SFAS) No. 123R, “Share-Based Payment,” which requires that we recognize as compensation expense the value of all stock-based awards, including stock options, granted to employees in exchange for services over the requisite service period, which is typically the vesting period, excluding forfeiture assumptions. For more information, see Note 2 to the Financial Statements.

(2)	The amounts listed were earned in 2006 and paid in January 2007, and reflect cash awards to the named individuals under the MBO program, which is described in the section titled “Elements of Compensation” in the Compensation Discussion and Analysis.
(3)	The stated amounts include a travel allowance and our matching contributions to our 401(k) Plan. We made matching cash contributions equal to 50% of each participant’s contribution during the plan year up to a maximum amount equal to the lesser of 3% of each participant’s annual compensation or $6,600. Mr. Turnbull does not participate in our MBO program or our 401(k) Plan and does not receive a travel allowance.
(4)	Mr. O’Connell began a temporary medical leave of absence as of October 9, 2006. On May 29, 2007, he assumed the position of our Chief Operating Officer. Effective June 1, 2007, Mr. O’ Connell assumed additional responsibility as our Chief Financial Officer, on which date Mr. Whiteford completed his interim services to the company.
(5)	Mr. Turnbull became our President and Chief Executive Officer in October 2006. Prior to serving as President and Chief Executive Officer Mr. Turnbull served as an independent director of the board. Compensation earned by Mr. Turnbull for his services as a director in 2006 and included in the summary compensation table include a restricted stock award valued at $5,072, option awards of $14,326, and director fees, reflected above in all other compensation, amounting to $9,000 paid in common stock and $21,584 paid in cash.
(6)	Mr. Sangster resigned as Vice President, Finance and Chief Financial Officer in August 2006.
(7)	Mr. Whiteford joined us in September 2006 as Vice President, Finance and Chief Financial Officer. On June 1, 2007, Mr. Whiteford completed his interim service to the company.

Grants of Plan-Based Awards

The following table sets forth certain information regarding grants of plan-based awards to the named executive officers during fiscal year 2006.

Name	Grant Date	Estimated Future Payouts Under Non-Equity Incentive Plan Awards Target ($)(1)	All Other Stock Awards: Number of Shares of Stock or Units (#)(2)		All Other Option Awards: Number of Securities Underlying Options (#)(3)		Exercise or Base Price of Options Awards ($/Sh)		Grant Date Fair Value of Stock and Option Awards ($)(4)
Michael O’Connell	1/10/06 1/10/06	$120,854 —	— —		— 11,250		$	— 6.40	$	— 71,829

Gregory Turnbull	5/31/06 5/31/06 10/09/06	— — —	— 1,250 —	(5)	2,500 — 16,250	(5) (6)		6.96 — 4.60		17,360 8,650 74,575

Gordon Sangster(7)	1/10/06	61,350	—		—			—		—

Stephen Whiteford	12/15/06	—	3,750		—			—		22,200

John Barr	1/10/06 1/10/06	83,863 —	— —		— 8,750			— 6.40		— 55,867

(1)

Amounts represent performance target awards under the MBO plan as described in the section titled “Elements of Compensation” in Compensation Discussion and Analysis. Awards of up to 100% of the target could be awarded for reaching 100% of corporate goals, and amounts significantly below target could be awarded if corporate goals are not met. None of the named executive officers are guaranteed an MBO award. The actual amount of the MBO award for 2006 performance is shown in the Summary Compensation Table in the column titled “Non-Equity Incentive Plan Compensation.” Mr. Whiteford and Mr. Turnbull do not participate in the MBO plan and Mr. Sangster was ineligible to participate as he was not employed as of December 31, 2006.

(2)	The amounts listed reflect the number of shares of stock granted to each named executive officer pursuant to our 2002 Equity Incentive Plan and are described in the Outstanding Equity Awards at Fiscal Year-End Table below.
(3)	The amounts listed reflect stock options granted under our 2002 Equity Incentive Plan and are described in the Outstanding Equity Awards at Fiscal Year-End Table below.
(4)	The grant date fair value of the stock and option awards has been computed in accordance with Statement of Financial Standards (SFAS) No. 123R, “Share-Based Payment,” which requires that we recognize as compensation expense the value of all stock-based awards, including stock options, granted to employees in exchange for services over the requisite service period, which is typically the vesting period. For more information, see Note 2 to the Financial Statements.
(5)	The amounts listed reflect compensation earned by Mr. Turnbull for his services as a director.
(6)	Upon his employment, Mr. Turnbull received the option to purchase 16,250 shares of our common stock with a grant price of $4.60, which was the closing price of our common stock on The NASDAQ Global Market on the grant date.
(7)	Mr. Sangster resigned as Chief Financial Officer and Vice President, Finance in September 2006. As a result, he has no outstanding stock or option awards and was ineligible to participate in the MBO program.

Outstanding Equity Awards at Fiscal Year-End

The following table shows information regarding outstanding equity awards at December 31, 2006 for our named executive officers.

	Option Awards						Stock Awards
	Number of Securities Underlying Unexercised Options (#)		Number of Securities Underlying Unexercised Options (#)(1)		Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)		Market Value of Shares or Units of Stock that Have Not Vested ($)
Name	Exercisable		Unexercisable
Michael O'Connell	2,578		8,672		$6.400	01/10/16	12,500	(2)	$68,500
	9,115		3,386		9.800	01/14/14	—		—
	9,792		208		4.280	01/23/13	—		—
	25,000		—		9.800	02/13/12	—		—
	6,250		—		12.500	01/25/11	—		—
	37,500		—		12.500	08/08/10	—		—
	7,500		—		18.500	12/16/08	—		—
	15,000		—		16.752	10/20/08	—		—
	5,000		—		25.500	01/13/08	—		—
	10,000		—		29.500	05/21/07	—		—

Gregory Turnbull	—		2,500	(3)	6.960	05/31/16	1,250	(4)	6,850
	—		16,250	(5)	4.600	10/09/16	—		—
	2,500	(3)	—		6.400	05/25/15	—		—
	2,500	(3)	—		11.756	05/25/14	—		—
	2,500	(3)	—		4.840	05/28/13	—		—
	2,500	(3)	—		9.360	05/22/12	—		—
	2,500	(3)	—		11.800	05/06/11	—		—
	2,500	(3)	—		14.000	07/31/10	—		—
	2,500	(3)	—		23.500	06/16/09	—		—
	2,500	(3)	—		27.252	06/10/08	—		—
	2,500	(3)	—		31.000	06/18/07	—		—

Gordon Sangster	—		—		—	—	—		—

Stephen Whiteford	—		—		—	—	3,750	(6)	20,550

John Barr	2,005		6,745		6.400	01/10/16	6,250	(2)	34,250
	4,557		1,693		9.800	01/14/14	—		—
	1,836		39		4.280	01/23/13	—		—
	3,125		—		5.760	08/22/12	—		—
	8,750		—		8.000	08/21/11	—		—
	5,000		—		11.500	10/27/10	—		—
	7,500		—		13.376	08/01/10	—		—
	2,500		—		18.500	12/16/08	—		—
	3,750		—		16.752	10/20/08	—		—
	3,750		—		24.000	06/23/08	—		—
	2,500		—		32.000	07/14/07	—		—

(1)	All unvested options vest monthly over the first four years of the ten-year option term, except where noted.
(2)	Stock award that fully vests March 23, 2009.
(3)	Options granted for director compensation that fully vest one year from the date of grant.

(4)	Stock award received as director compensation that fully vests May 31, 2007.
(5)	One time grant upon appointment as president and chief executive officer that vested April 9, 2007.
(6)	Stock award fully vested March 31, 2007.

All stock and option awards reported in the summary compensation table, and where applicable, the director compensation table, are repeated in the outstanding equity awards table. This does not constitute additional compensation to the named executive officers or directors.

Option Exercises and Stock Vested

The following table sets forth information regarding options exercised and shares of common stock acquired upon vesting by our named executive officers during 2006.

	Option Awards		Stock Awards
Name	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)
Michael O’Connell	—	$—	—	$—
Gregory Turnbull	—	—	—	—
Gordon Sangster	1,680	1,694	—	—
Stephen Whiteford	—	—	—	—
John Barr	—	—	—	—

Pension Benefits

We do not have a defined benefit plan. Our named executive officers did not participate in, or otherwise receive any special benefits under, any pension or retirement plan sponsored by us during the year ended December 31, 2006.

Nonqualified Deferred Compensation

During the year ended December 31, 2006, our named executive officers did not contribute to, or earn any amounts with respect to, any defined contribution or other plan sponsored by us that provides for the deferral of compensation on a basis that is not tax-qualified.

Potential Payments Upon Termination or Change in Control

On March 23, 2005, we entered into a change of control agreement with Dr. Barr. This agreement provides that if Dr. Barr’s employment is terminated by us without good cause within 12 months after we undergo a change of control, as such terms are defined in his agreement, he shall receive his annual base salary in effect on the date of termination, the average of any bonus paid during each of the three 12-month periods prior to termination, and the vesting in full of all of his unvested options. Such salary and bonus payments shall be paid in twelve equal monthly increments. In addition, upon a change of control, all restrictions on his restricted stock shall lapse.

On March 23, 2005, we entered into an amended and restated retention agreement with Mr. O’Connell. This agreement provides that if Mr. O’Connell’s full-time employment with us is terminated without cause or if he terminates his employment for good reason, as such terms are defined in his agreement, then, subject to his entering into a release with us, Mr. O’Connell shall remain employed by us as a part-time employee for a period of 24 months. During this 24-month period, Mr. O’Connell shall receive his base salary in effect on the date of termination, with 50% of such salary payable in an initial lump sum payment and the remaining 50% payable in accordance with our normal payroll practices over the 24 months. He shall also receive an annual bonus for the 24-month period that is equal to the bonus paid to Mr. O’Connell during the immediately preceding 12-month period as well as continued vesting of

Mr. O’Connell’s options during such 24-month period. Upon a change of control, as such term is defined in his agreement, followed by the termination of Mr. O’Connell’s employment without cause or his termination of his employment for good reason, all of Mr. O’Connell’s unvested options shall vest in full. In addition, upon a change of control, all restrictions on his restricted stock shall lapse. On May 25, 2007, we amended this agreement without affecting any of its economic provisions to conform with the newly-promulgated technical provisions of Treasury Regulations under Section 409A of the Internal Revenue Code.

The following table sets forth information regarding potential payments to the named executive officers if the change of control payments were triggered on December 31, 2006.

Name	Base Salary ($)	Bonus ($)	Value of Shares Previously Unvested ($)(1)	Value of Restricted Stock Previously Subject to Repurchase ($)(2)
Michael O’Connell(3)	$714,000	$49,550	—	$68,000
John Barr(4)	252,000	34,302	—	34,000

(1)	The dollar value of unvested stock options was calculated using the closing market price of our common stock on December 29, 2006, which was lower than the exercise price of these options.
(2)	The dollar value of restricted stock, net of consideration paid by the named executive officer, was calculated using the closing market price of our common stock on December 29, 2006.
(3)	Based on 12,265 shares of unvested stock options and 12,500 shares of restricted stock as of December 31, 2006.
(4)	Based on 8,476 shares of unvested stock options and 6,250 shares of restricted stock as of December 31, 2006.

401(k) Plan

We have established and maintain a retirement savings plan under section 401(k) of the Internal Revenue Code to cover our eligible employees. The Internal Revenue Code allows eligible employees to defer a portion of their compensation, within prescribed limits, on a tax deferred basis through contributions to a 401(k) plan. Our 401(k) plan is qualified under Section 401(a) of the Internal Revenue Code and its associated trust is exempt from federal income taxation under Section 501(a) of the Internal Revenue Code. Our 401(k) plan permits us to make matching contributions on behalf of eligible employees, and we currently make these matching contributions up to a maximum amount equal to the lesser of 3% of each participant’s annual compensation or $6,600.

Director Compensation

Each director who is not an employee, a non-employee director, is eligible to receive compensation for his services as a member of our board of directors or any of its committees. The following compensation policies are effective as of May 31, 2006.

Each non-employee director receives an annual cash retainer of $15,000. In addition, each non-employee director receives a cash payment of $2,000 for each board of directors meeting attended in person or $1,000 for each board of directors meeting attended via teleconference. Each member of the audit committee, finance committee, nominating and governance committee and compensation and stock option committee will receive $1,000 for attending each meeting of the committee in person and $500 for attending each meeting of the committee via teleconference; provided, however, that per meeting fees will not be paid for meetings held on the same day as another committee or board meeting for which a fee is paid. In addition, the committee chairs receive the following annual cash retainers:

•	audit committee chair: $5,000

•	finance committee chair: $2,000

•	compensation and stock option committee chair: $2,000

•	nominating and governance committee chair: $1,000

Each director receives annually an option to acquire 2,500 shares of our common stock upon re-election at the annual stockholder meeting with the exercise price equal to the fair market value of our stock, as reflected by the closing price of our stock on the grant date. The options fully vest on the earlier of the one year anniversary date or the next year’s annual stockholders meeting date.

In 2006, each director received a restricted stock award of 1,250 shares upon re-election at the annual stockholders meeting. The restrictions lapse on the earlier of the one year anniversary date or the next year’s annual stockholders meeting date.

Prior to May 31, 2006 all director fees were paid quarterly in shares of common stock based on the closing market price on the last day of the quarter.

The following table shows for the fiscal year 2006 certain information with respect to the compensation of all of our non-employee directors.

Name(1)	Fees Earned or Paid in Cash	Stock Awards(2)	Option Awards(2)	All Other Compensation(3)	Total
Stephen Drury(4)	$—	$—	$4,147	$6,500	$10,647
Paul Goddard(5)	—	—	22,467	61,500	83,967
Peter Riepenhausen(6)	13,250	5,072	14,326	7,500	40,148
Toby Rosenblatt(7)	18,500	5,072	14,326	9,000	46,898
Arthur Taylor(8)	11,500	—	2,112	—	13,612
Dennis Winger(9)	10,000	5,072	14,326	8,500	37,898
Robert Zerbe(10)	13,750	5,072	19,027	14,000	51,849

(1)	Michael O’Connell is not included in this table as he receives no compensation for his services as a director. The compensation received by Mr. O’Connell as an employee is shown in the Summary Compensation Table.
(2)	The value of the stock and option awards has been computed in accordance with Statement of Financial Standards (SFAS) No. 123R, “Share-Based Payment,” which requires that we recognize as compensation expense the value of all stock-based awards, including stock options, granted to employees in exchange for services over the requisite service period, which is typically the vesting period. For more information, see Note 2 to the Financial Statements.
(3)	All other compensation includes fees earned and paid in shares of common stock, and consulting fees where noted.
(4)	Mr. Drury did not stand for re-election in 2006. He has no stock options or restricted stock awards outstanding as of December 31, 2006.
(5)	Dr. Goddard received $61,500 for consulting services during 2006. He received no other compensation as chairman of the board of directors in 2006. He has one stock award and seven option awards outstanding as of December 31, 2006.
(6)	Mr. Riepenhausen has one stock award and seven option awards outstanding as of December 31, 2006.
(7)	Mr. Rosenblatt has one stock award and ten option awards outstanding as of December 31, 2006.
(8)	Mr. Taylor joined the Board in August 2006 and received a one time stock option grant of 6,250 shares of common stock. He has no other awards or options outstanding as of December 31, 2006.
(9)	Mr. Winger resigned from the board in 2006. He has one stock award and ten option awards outstanding as of December 31, 2006.
(10)	Dr. Zerbe received $7,000 for consulting services during 2006, which is included in all other compensation. He has one stock award and four option awards outstanding as of December 31, 2006.

Limitation of Liability and Indemnification of Officers and Directors

Our amended and restated certificate of incorporation limits the liability of directors to the maximum extent permitted by Delaware law. Delaware law provides that directors of a corporation will not be personally liable for monetary damages for breach of their fiduciary duties as directors, except liability for:

•	any breach of their duty of loyalty to the corporation or its stockholders;

•	acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

•	unlawful payments of dividends or unlawful stock repurchases or redemptions; or

•	any transaction from which the director derived an improper personal benefit.

Our bylaws permit us to secure insurance on behalf of any officer, director, employee or other agent for any liability arising out of his or her actions in connection with their services to us.

We have entered into separate indemnification agreements with our directors and executive officers, in addition to the indemnification provided for in our bylaws. These agreements, among other things, provide that we will indemnify our directors and executive officers for certain expenses (including attorneys’ fees) incurred by a director or executive officer in any action or proceeding arising out of such person’s services as one of our directors or executive officers, or any of our subsidiaries or any other company or enterprise to which the person provides services at our request. We believe that these provisions and agreements are necessary to attract and retain qualified persons as directors and executive officers.

There is no pending litigation or proceeding involving any of our directors or executive officers as to which indemnification is required or permitted, and we are not aware of any threatened litigation or proceeding that may result in a claim for indemnification.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

We are not a party to any related party transactions. Pursuant to our Code of Ethics and the Audit Committee Charter, our executive officers, directors and employees must disclose transactions involving actual or apparent conflicts of interests, such as related party transactions, to the chairman of the audit committee. The audit committee is charged with reviewing and approving all related party transactions.

PRINCIPAL STOCKHOLDERS

The following table sets forth information regarding beneficial ownership of our common stock as of March 31, 2007, and as adjusted to reflect the sale of shares of our common stock offered by this prospectus, by:

•	each of our directors and the named executive officers;

•	all of our directors and executive officers as a group; and

•	each person or group of affiliated persons known by us to be the beneficial owner of more than 5% of our common stock.

Beneficial ownership and percentage ownership are determined in accordance with the rules of the SEC and includes voting or investment power with respect to shares of stock. This information does not necessarily indicate beneficial ownership for any other purpose. Under these rules, shares of common stock issuable under stock options that are exercisable within 60 days of March 31, 2007 are deemed outstanding for the purpose of computing the percentage ownership of the person holding the options but are not deemed outstanding for the purpose of computing the percentage ownership of any other person.

Unless otherwise indicated and subject to applicable community property laws, to our knowledge, each stockholder named in the following table possesses sole voting and investment power over their shares of common stock, except for those jointly owned with that person’s spouse. Percentage of beneficial ownership before the offering is based on 6,359,666 shares of common stock outstanding as of March 31, 2007 and based on 27,571,787 shares of common stock outstanding upon completion of this offering. Unless otherwise noted below, the address of each person listed on the table is c/o A.P. Pharma, Inc., 123 Saginaw Drive, Redwood City, California 94063.

	Shares Beneficially Owned
		Percent
Name	Number	Before Offering	After Offering

5% Stockholders
Great Point Partners, LLC(1)	465,777	7.3%	1.7%

Directors and Executive Officers
John Barr(2)	63,738	1.0	*
Paul Goddard(3)	95,000	1.5	*
Michael O’Connell(4)	163,468	2.5	*
Anastassios Retzios	—	*	*
Peter Riepenhausen(5)	68,401	1.1	*
Toby Rosenblatt(6)	90,183	1.4	*
Gordon Sangster	—	*	*
Arthur Taylor	—	*	*
Gregory Turnbull(7)	72,439	1.1	*
Stephen Whiteford	3,750	*	*
Robert Zerbe(8)	23,889	*	*
All executive officers and directors as a group (10 persons)(2)(3)(4)(5)(6)(7)(8)	580,868	9.1	2.1

*	Less than one percent.
(1)	Based solely on information contained in a Schedule 13G/A dated February 14, 2007. Address: 2 Pickwick Plaza, Suite 450, Greenwich, CT 06830.
(2)	Includes 47,604 shares underlying exercisable stock options and 6,250 shares of restricted stock subject to the right of repurchase which lapses on March 23, 2009.
(3)	Includes 11,250 shares held in family trust and 76,250 shares underlying exercisable stock options.

(4)	Includes 120,417 shares underlying exercisable stock options and 12,500 shares of restricted stock subject to the right of repurchase which lapses on March 23, 2009.
(5)	Includes 41,083 shares held in family trust, 17,500 shares underlying exercisable stock options, and 1,250 shares of restricted stock subject to the right of repurchase which lapses May 31, 2007.
(6)	Includes 40,000 shares held in family partnership, 25,000 shares underlying exercisable stock options, and 1,250 shares of restricted stock subject to the right of repurchase which lapses May 31, 2007.
(7)	Includes 41,250 shares underlying exercisable stock options and 1,250 shares of restricted stock subject to the right of repurchase which lapses May 31, 2007.
(8)	Includes 13,750 shares underlying exercisable stock options and 1,250 shares of restricted stock subject to the right of repurchase which lapses May 31, 2007.

DESCRIPTION OF CAPITAL STOCK

As of the date of this registration statement, we have authorized 50,000,000 shares of $0.01 par value common stock and 2,500,000 shares of $0.01 par value preferred stock.

Common Stock

As of March 31, 2007, there were 6,359,666 shares of common stock outstanding held of record by 423 stockholders. The holders of common stock have one vote for each share on all matters submitted to a vote of the stockholders. Subject to preferences that may be applicable to any outstanding preferred stock, holders of common stock will receive ratably any dividends declared by the board of directors out of funds legally available for payment of dividends. In the event of a liquidation, dissolution or winding up of the company, holders of common stock will share ratably in all assets remaining after payment of liabilities and the liquidation preference of any outstanding preferred stock. Holders of common stock have no preemptive rights, no right to convert their common stock into any other securities, and no right to vote cumulatively for the election of directors. The outstanding shares of common stock are fully paid and nonassessable.

We have not paid cash dividends on our common stock and do not plan to pay any such dividends in the foreseeable future.

Preferred Stock

The board of directors may provide for the issuance of up to 2,500,000 shares of preferred stock in one or more series and fix the rights, preferences, privileges and restrictions thereof, including:

•	dividend rights;

•	conversion rights;

•	voting rights;

•	terms of redemption;

•	liquidation preferences; and

•	the number of shares constituting any series, or the designation of such series, without any further vote or action by the stockholders.

We designated 200,000 shares of our preferred stock as Series A Preferred. The issuance of preferred stock may have the effect of delaying, deferring or preventing a change in control of the company without action by the stockholders and could adversely affect the rights and powers, including voting rights, of the holders of common stock. In certain circumstances, the issuance of preferred stock could depress the market price of common stock. As of March 31, 2007, there were no shares of preferred stock outstanding.

Effect of Certain Provisions of our Amended and Restated Certificate of Incorporation and Bylaws and the Delaware Anti-Takeover Statute

Amended and Restated Certificate of Incorporation and Bylaws

Some provisions of Delaware law and our amended and restated certificate of incorporation and bylaws contain provisions that could make the following transactions more difficult:

•	acquisition of us by means of a tender offer;

•	acquisition of us by means of a proxy contest or otherwise; or

•	removal of our incumbent officers and directors.

These provisions, summarized below, are expected to discourage coercive takeover practices and inadequate takeover bids and to promote stability in our management. These provisions are also designed to encourage persons seeking to acquire control of us to first negotiate with our board of directors.

Undesignated Preferred Stock

The ability to authorize undesignated preferred stock makes it possible for our board of directors to issue one or more series of preferred stock with voting or other rights or preferences that could impede the success of any attempt to change control of us. These and other provisions may have the effect of deferring hostile takeovers or delaying changes in control or management of our company.

Delaware Anti-Takeover Statute

We are subject to Section 203 of the General Corporation Law of the State of Delaware. This law prohibits a publicly held Delaware corporation from engaging in any business combination with any interested stockholder for a period of three years following the date that the stockholder became an interested stockholder unless:

•

prior to the date of the transaction, the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

•

upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding those shares owned by persons who are directors and also officers and by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

•

on or subsequent to the date of the transaction, the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least two-thirds of the outstanding voting stock which is not owned by the interested stockholder.

Section 203 defines “business combination” to include:

•	any merger or consolidation involving the corporation and the interested stockholder;

•	any sale, transfer, pledge or other disposition of 10% or more of our assets involving the interested stockholder;

•	in general, any transaction that results in the issuance or transfer by us of any of our stock to the interested stockholder; or

•	the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation.

In general, Section 203 defines an “interested stockholder” as an entity or person beneficially owning 15% or more of the outstanding voting stock of the corporation and any entity or person affiliated with or controlling or controlled by the entity or person.

Shareholders’ Rights Plan

On December 18, 2006, the board of directors entered into a preferred shares rights agreement. As part of this agreement, preferred stock purchase rights were distributed to stockholders of record as of January 2, 2007 (and to each person who acquires our common stock after that date unless determined otherwise by the board of directors) at the rate of one right for each share of common stock held. The rights become exercisable only upon the acquisition, or the acquisition of the right to acquire, by a person or group of affiliated or associated persons, of 20% or more of the outstanding shares of our common stock. Once exercisable, each right entitles the holder to purchase, at a price of $44.00, one one-thousandth of a share of Series A Participating Preferred Stock. For a limited period of time following the announcement of any such acquisition or offer, the rights are redeemable by us at a price of $0.01 per right. If the rights are not redeemed or exchanged, each right will then entitle the holder to receive, upon exercise of such right, a number of shares of the our common stock having a then current value equal to two times the purchase price of such right. Similarly, if the rights are not redeemed or exchanged and following the acquisition of 20% or more of the outstanding shares of the our common stock by a person or group of affiliated or associated persons, (i) we consolidate with or merge into another entity, (ii) another entity consolidates with or merges into us or (iii) we sell or otherwise transfers 50% or more of its consolidated assets or earning power, each right will then entitle the holder to receive, upon exercise of such right, a number of shares of common stock of the acquiring company having a then current value equal to two times the purchase price. For a limited period of time after the exercisability of the rights, each right, at the discretion of the board of directors, may be exercised for such number of shares of common stock determined in accordance with the rights agreement. We have initially reserved 200,000 shares of preferred stock pursuant to the exercise of these rights. These rights expire on December 31, 2016.

Limitation of Liability

Our amended and restated certificate of incorporation provides that no director shall be personally liable to us or to our stockholders for monetary damages for breach of fiduciary duty as a director, except that the limitation shall not eliminate or limit liability to the extent that the elimination or limitation of such liability is not permitted by the General Corporation Law of the State of Delaware as the same exists or may hereafter be amended.

The NASDAQ Global Market

Our common stock is listed on The NASDAQ Global Market under the symbol “APPA.”

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is Computershare Trust Company, 250 Royall Street Canton, Massachusetts 02021.

SHARES ELIGIBLE FOR FUTURE SALE

Upon the completion of this offering, 27,571,787 shares of common stock will be outstanding, assuming the issuance of an aggregate of 21,212,121 shares of common stock in this offering. The number of shares outstanding after this offering is based on the number of shares outstanding as of March 31, 2007 and assumes no exercise of the underwriters’ over-allotment right or any outstanding options. The              tradable shares sold in this offering will be freely tradable without restriction under the Securities Act, unless those shares are purchased by affiliates as that term is defined in Rule 144 under the Securities Act.

Of the 6,359,666 shares of common stock held by existing stockholders, 239,096 are restricted shares or subject to the contractual restrictions described below. Restricted shares may be sold in the public market only if registered or if they qualify for an exception from registration under Rule 144 promulgated under the Securities Act, which are summarized below. All of these restricted shares are available for resale in the public market in reliance on Rule 144. All shares held by our officers and directors will be subject to lock-up agreements described below.

Sales of Restricted Shares and Shares Held by Our Affiliates

In general, under Rule 144 as currently in effect, an affiliate of us or a person, or persons whose shares are aggregated, who has beneficially owned restricted securities for at least one year, including the holding period of any prior owner except an affiliate of us, would be entitled to sell within any three month period a number of shares that does not exceed the greater of 1% of our then outstanding shares of common stock or the average weekly trading volume of our common stock on The NASDAQ Global Market during the four calendar weeks preceding such sale. Sales under Rule 144 are also subject to certain manner of sale provisions, notice requirements and the availability of current public information about us. Any person, or persons whose shares are aggregated, who is not deemed to have been an affiliate of us at any time during the three months preceding a sale, and who has beneficially owned shares for at least two years including any period of ownership of preceding non-affiliated holders, would be entitled to sell such shares under Rule 144(k) without regard to the volume limitations, manner of sale provisions, public information requirements or notice requirements.

Lock-Up Agreements

Each of our directors and executive officers have agreed with the underwriters not to offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any shares of our common stock or any securities convertible into or exercisable or exchangeable for shares of our common stock, or enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of shares of our common stock, for a period of at least 90 days after the date of the final prospectus relating to this public offering, without the prior written consent of Merriman Curhan Ford & Co. on behalf of the underwriters. This consent may be given at any time without public notice. In addition, if we issue an earnings release or material news or a material event relating to us occurs during the last 17 days of the 90-day lock-up period or if prior to the expiration of the 90-day lock-up period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 90-day lock up period, the restrictions imposed by underwriters’ lock-up agreements will continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event, as applicable, unless Merriman Curhan Ford & Co. waives, in writing, such extension.

The lock-up agreements do not apply to the exercise of options or warrants or the conversion of a security outstanding on the date of this prospectus and which is described in this prospectus, nor do they apply to transfers or dispositions of shares made (i) as a bona fide gift or gifts, provided that the donee or donees thereof agree to be bound by the restrictions set forth in the lock-up agreements, (ii) to any trust for the direct or indirect benefit of a signatory to a lock-up agreement or the immediate family of such signatory, provided that the trustee of the trust agrees to be bound by the restrictions set forth in the lock-up agreements, (iii) by will or intestate succession provided the transferee agrees to be bound by the restrictions set forth in the lock-up agreements, or (iv) to the underwriters pursuant to the underwriting agreement.

There are no agreements between the underwriters and any of our stockholders or affiliates releasing them from these lock-up agreements prior to the expiration of the 90-day period. In addition, we have agreed with the underwriters not to make certain issuances or sales of our securities for a period of at least 90 days after the date of the final prospectus relating to this public offering, without the prior written consent of Merriman Curhan Ford & Co. on behalf of the underwriters.

UNDERWRITING

Merriman Curhan Ford & Co. and Dawson James Securities, Inc. are acting as the representatives of the underwriters. We and the underwriters named below have entered into an underwriting agreement with respect to the common stock being offered by this prospectus. In connection with this offering and subject to certain conditions, each of the underwriters named below has severally agreed to purchase, and we have agreed to sell, the number of shares of common stock set forth opposite the name of each underwriter.

Underwriter	Number of Shares
Merriman Curhan Ford & Co.	18,030,303
Dawson James Securities, Inc.	3,181,818

Total	21,212,121

The underwriting agreement is subject to a number of terms and conditions and provides that the underwriters must buy all of the common stock if they buy any of it (other than those shares covered by the over-allotment option described below).

The underwriters have advised us that they do not intend to confirm sales of the common stock to any account over which they exercise discretionary authority in an aggregate amount in excess of 5% of the total securities offered by this prospectus.

We have granted to the underwriters an option, exerciseable as provided in the underwriting agreement and expiring 30 days after the effective date of this offering, to purchase up to an additional 3,181,818 shares of common stock at the public offering price set forth on the cover page of this prospectus, less underwriting discounts and commissions. The underwriters may exercise this option only to cover over-allotments made in connection with the sale of the common stock offered by this prospectus, if any. To the extent that the underwriters exercise this option, each of the underwriters will become obligated, subject to conditions, to purchase approximately the same percentage of these additional shares of common stock as the number of shares of common stock to be purchased by it in the above table bears to the total number of shares of common stock offered by this prospectus. We will be obligated, pursuant to the option, to sell these additional shares of common stock to the underwriters to the extent the option is exercised. If any additional shares of common stock are so purchased, the underwriters will offer the additional shares on the same terms as those on which the 21,212,121 shares are being offered.

The underwriting agreement provides that we will reimburse the representatives for their out-of-pocket expenses in the amount up to $10,000. In addition, we have agreed to reimburse the underwriters for up to $250,000 of their legal fees incurred in connection with this offering if the offering is not completed.

The underwriters propose initially to offer the shares to the public at the public offering price set forth on the cover page of this prospectus and to the dealers at that price less a concession not in excess of $0.061 per share. The underwriters may allow, and the dealers may reallow, a discount not in excess of $0.10 per share to other dealers. After the public offering, the public offering price, concession and discount may be changed.

Our common stock trades on The NASDAQ Global Market under the symbol “APPA.”

The underwriting discounts and commissions per share are equal to the public offering price per share of common stock less the amount paid by the underwriters to us per share of common stock. The underwriting discounts and commissions are 6% of the public offering price. We have agreed to pay the underwriters the following discounts and commissions, assuming either no exercise or full exercise by the underwriters of the underwriters’ over-allotment option:

		Total Fees (in thousands)
	Fees Per Share	Without Exercise of Over- Allotment Option	With Full Exercise of Over- Allotment Option
Discounts and commissions paid by us	$0.099	$2,100	$2,415

In addition, we estimate that our share of the total expenses of this offering, excluding underwriting discounts and commissions, will be approximately $577,761.

Each of our directors and executive officers have agreed with the underwriters not to offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any shares of our common stock or any securities convertible into or exercisable or exchangeable for shares of our common stock, or enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of shares of our common stock, for a period of at least 90 days after the date of the final prospectus relating to this public offering, without the prior written consent of Merriman Curhan Ford & Co. on behalf of the underwriters. This consent may be given at any time without public notice. In addition, if we issue an earnings release or material news or a material event relating to us occurs during the last 17 days of the 90-day lock-up period or if prior to the expiration of the 90-day lock-up period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 90-day lock up period, the restrictions imposed by underwriters’ lock-up agreements will continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event, as applicable, unless Merriman Curhan Ford & Co. waives, in writing, such extension. The lock-up agreements do not apply to the exercise of options or warrants or the conversion of a security outstanding on the date of this prospectus and which is described in this prospectus, nor do they apply to transfers or dispositions of shares made (i) as a bona fide gift or gifts, provided that the donee or donees thereof agree to be bound by the restrictions set forth in the lock-up agreements, (ii) to any trust for the direct or indirect benefit of a signatory to a lock-up agreement or the immediate family of such signatory, provided that the trustee of the trust agrees to be bound by the restrictions set forth in the lock-up agreements, (iii) by will or intestate succession provided the transferee agrees to be bound by the restrictions set forth in the lock-up agreements, or (iv) to the underwriters pursuant to the underwriting agreement. There are no agreements between the underwriters and any of our stockholders or affiliates releasing them from these lock-up agreements prior to the expiration of the 90-day period. In addition, we have agreed with the underwriters not to make certain issuances or sales of our securities for a period of at least 90 days after the date of the final prospectus relating to this public offering, without the prior written consent of Merriman Curhan Ford & Co. on behalf of the underwriters.

The underwriting agreement provides that we will indemnify the underwriters against specified liabilities, including liabilities under the Securities Act. We have been advised that, in the opinion of the Securities and Exchange Commission, indemnification for liabilities under the Securities Act is against public policy as expressed in the Securities Act and is therefore unenforceable.

In connection with the offering, Merriman Curhan Ford & Co. on behalf of the underwriters, may purchase and sell shares of our common stock in the open market. These transactions may include short sales, syndicate covering transactions and stabilizing transactions. Short sales involve syndicate sales of common stock in excess of the number of shares to be purchased by the underwriters in the offering, which creates a syndicate short position. “Covered” short sales are sales of shares made in an amount up to the number of shares represented by the underwriters’ over-allotment option. In determining the source of shares to close out the covered syndicate short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. Transactions to close out the covered syndicate short involve either purchases of the common stock in the open market after the distribution has been completed or the exercise of the over-allotment option. The underwriters may also make “naked” short sales of shares in excess of the over-allotment option. The underwriters must close out any naked short position by purchasing shares of common stock in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of bids for or purchases of shares in the open market while the offering is in progress.

The underwriters also may impose a penalty bid. Penalty bids permit the underwriters to reclaim a selling concession from a syndicate member when Merriman Curhan Ford & Co. repurchases shares originally sold by that syndicate member in order to cover syndicate short positions or make stabilizing purchases.

Any of these activities may have the effect of preventing or retarding the decline in the market price of the common stock. They may also cause the price of the common stock to be higher than the price that would otherwise exist in the open market in the absence of these transactions. The underwriters may conduct these transactions on The NASDAQ Global Market or in the over-the-counter market, or otherwise. If the underwriters commence any of these transactions, they may discontinue them at any time.

A prospectus in electronic format may be made available on Internet sites or through other online services maintained by one or more of the underwriters and/or selling group members participating in this offering, or by their affiliates. In those cases, prospective investors may view offering terms online and, depending upon the particular underwriter or selling group member, prospective investors may be allowed to place orders online. The underwriters may agree with us to allocate a specific number of shares for sale to online brokerage account holders. Any such allocation for online distributions will be made by the underwriters on the same basis as other allocations.

From time to time, Merriman Curhan Ford & Co. and Dawson James Securities, Inc. and their affiliates may in the future provide investment banking, commercial banking and financial advisory services to us, for which they may in the future receive, customary fees. Other than the foregoing, Merriman Curhan Ford & Co. and Dawson James Securities, Inc. do not have any material relationship with us or any of our officers, directors or controlling persons, except with respect to their contractual relationship with us entered into in connection with this offering.

LEGAL MATTERS

The validity of the common stock offered hereby will be passed upon for us by Heller Ehrman LLP, Menlo Park, California. Julian N. Stern, the Secretary of the company, is the owner of 33,750 shares of common stock and is the sole stockholder and employee of a professional corporation that was a partner of a predecessor of Heller Ehrman LLP. Fenwick & West LLP, Mountain View, California is acting as counsel to the underwriters in connection with certain legal matters in connection with this offering.

EXPERTS

The financial statements of A.P. Pharma, Inc. as of and for the year ended December 31, 2006 included in this Prospectus and Registration Statement have been included in reliance on the report of Odenberg, Ullakko, Muranishi & Co. LLP, an independent registered public accounting firm, given on the authority of said firm as experts in accounting and auditing.

The financial statements of AP Pharma, Inc. at December 31, 2005, and for each of the two years in the period ended December 31, 2005, appearing in this Prospectus and Registration Statement have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the shares of common stock offered by this prospectus. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement and the exhibits, schedules and amendments to the registration statement. For further information with respect to us and the shares of common stock to be sold in this offering, reference is made to the registration statement. Statements contained in this prospectus as to the contents of any contract, agreement, or other document to which we make reference are not necessarily complete. In each instance, if we have filed a copy of such contract, agreement, or other document as an exhibit to the registration statement, you should read the exhibit for a more complete understanding of the matter involved. Each statement regarding a contract, agreement or other document is qualified in all respects by reference to the actual document.

We are subject to the reporting and information requirements of the Exchange Act and file annual and quarterly and current reports, proxy statements, and other information with the SEC. You may read and copy this information at the Public Reference Room of the SEC located at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the Public Reference Room. Copies of all or any part of the registration statement may be obtained from the SEC’s offices upon payment of fees prescribed by the SEC. The SEC maintains an Internet site that contains periodic and current reports, proxy and information statements, and other information regarding issuers, including us, that file electronically with the SEC. The address of the SEC’s website is www.sec.gov. We maintain a website at www.appharma.com and we make available free of charge on or through our website our SEC filings, including our annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act as soon as reasonably practicable after we electronically file such material with, or furnish it to, the SEC. We have not incorporated by reference into this prospectus the information on, or accessible through, our website, and you should not consider it to be part of this document.

A.P. PHARMA, INC.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders

A.P. Pharma, Inc.

We have audited the accompanying balance sheet of A.P. Pharma, Inc. as of December 31, 2006 and the related statements of operations, stockholders’ equity and cash flows for the year then ended. Our audit also included the 2006 financial data in the financial statement schedule listed in the Index at Item 16(b). These financial statements and schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements and schedule based on our audit.

We conducted our audit in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements audited by us present fairly, in all material respects, the financial position of A.P. Pharma, Inc. at December 31, 2006, and the results of its operations and its cash flows for the year then ended, in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related financial statement schedule for the year ended December 31, 2006, when considered in relation to the basic financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

As discussed in Note 2, the Company adopted SFAS No. 123(R) (Revised 2004), Share-Based Payment, applying the modified prospective method effective January 1, 2006.

The accompanying financial statements at December 31, 2006 have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company has suffered recurring losses from operations and may not have adequate working capital to sustain its future operations. These conditions raise substantial doubt about its ability to continue as a going concern. Management’s plan in regard to these matters is also described in Note 1 to the financial statements. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/S/    ODENBERG, ULLAKKO, MURANISHI & CO. LLP

San Francisco, California

March 26, 2007

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders

A.P. Pharma, Inc.

We have audited the accompanying balance sheet of A.P. Pharma, Inc. as of December 31, 2005, and the related statements of operations, stockholders’ equity, and cash flows for each of the two years in the period ended December 31, 2005. Our audits also included the financial statement schedule listed in the Index at Item 16(b). These financial statements and schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of A.P. Pharma, Inc. at December 31, 2005, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2005, in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

/S/    ERNST & YOUNG LLP

Palo Alto, California

February 24, 2006

A.P. PHARMA, INC.

BALANCE SHEETS

(in thousands except par value and shares)

	As of December 31,		As of March 31,
	2005	2006	2007
			(unaudited)
Assets
Current Assets:
Cash and cash equivalents	$790	$2,333	$1,005
Marketable securities	5,019	13,189	8,357
Accounts receivable	1,519	75	125
Prepaid expenses and other current assets	320	609	522

Total current assets	7,648	16,206	10,009
Property and equipment, net	1,164	958	883
Other long-term assets	157	87	70

Total Assets	$8,969	$17,251	$10,962

Liabilities and Stockholders’ Equity

Current Liabilities:
Accounts payable	$614	$772	$577
Accrued expenses	1,904	3,085	2,853
Accrued disposition costs	248	335	305

Total current liabilities	2,766	4,192	3,735
Deferred revenue	—	1,000	1,000

Total Liabilities	2,766	5,192	4,735

Commitments and Contingencies (Note 7)

Stockholders’ Equity:
Preferred stock, 2,500,000 shares authorized; none issued or outstanding at December 31, 2005, 2006 and at March 31, 2007	—	—	—
Common stock, $.01 par value, 50,000,000 shares authorized; 6,319,993, 6,359,666 and 6,359,666 issued and outstanding at December 31, 2005, December 31, 2006 and March 31, 2007, respectively.	63	64	64
Additional paid-in capital	99,185	99,771	99,934
Accumulated other comprehensive loss	(16)	(13)	(6)
Accumulated deficit	(93,029)	(87,763)	(93,765)

Total Stockholders’ Equity	6,203	12,059	6,227

Total Liabilities and Stockholders’ Equity	$8,969	$17,251	$10,962

See accompanying notes to financial statements.

A.P. PHARMA, INC.

STATEMENTS OF OPERATIONS

(in thousands except per share amounts)

	Years Ended December 31,			Three Months Ended March 31,
	2004	2005	2006	2006	2007
Revenue:				(unaudited)
Royalties	$4,972	$5,247	$—	$—	$—
Contract revenue	432	144	—	—	—

Total revenue	5,404	5,391	—	—	—

Operating Expenses:
Research and development	11,495	10,299	15,236	3,469	4,987
General and administrative	3,225	3,565	3,628	932	1,118

Total operating expenses	14,720	13,864	18,864	4,401	6,105

Operating loss	(9,316)	(8,473)	(18,864)	(4,401)	(6,105)
Interest income	202	287	1,006	262	148
Gain on sale of interest in royalties	—	—	23,429	23,421	—
Other income (loss), net	22	3	(54)	10	—

Income (loss) from continuing operations	(9,092)	(8,183)	5,517	19,292	(5,957)

Loss from discontinued operations	(133)	(89)	(188)	—	(24)
Gain on disposition of discontinued operations, net of taxes	4	62	56	7	16

Income (loss) before income taxes	(9,221)	(8,210)	5,385	19,299	(5,965)
Tax provision	—	—	(119)	—	(36)

Net income (loss)	$(9,221)	$(8,210)	$5,266	$19,299	$(6,001)

Basic income (loss) per share
Income (loss) from continuing operations	$(1.59)	$(1.30)	$0.87	$3.06	$(0.94)

Net income (loss)	$(1.61)	$(1.31)	$0.83	$3.06	$(0.95)

Diluted income (loss) per share
Income (loss) from continuing operations	$(1.59)	$(1.30)	$0.87	$3.03	$(0.94)

Net income (loss)	$(1.61)	$(1.31)	$0.83	$3.03	$(0.95)

Weighted average common shares outstanding—basic	5,727	6,280	6,316	6,302	6,331

Weighted average common shares outstanding—diluted	5,727	6,280	6,359	6,371	6,331

See accompanying notes to financial statements.

A.P. PHARMA, INC.

STATEMENTS OF STOCKHOLDERS’ EQUITY

(in thousands)

	Common Stock		Additional Paid-In Capital	Accum- ulated Deficit	Accum- ulated Other Compre- hensive Income (Loss)	Stock- holders’ Equity
	Shares	Amount
BALANCE, DECEMBER 31, 2003	5,161	$52	$86,792	$(75,598)	$17	$11,263
Comprehensive loss:
Net loss	—	—	—	(9,221)	—	(9,221)
Net unrealized loss on marketable securities	—	—	—	—	(33)	(33)

Comprehensive loss						(9,254)

Common stock issuance, net of issuance costs	1,038	10	11,746	—	—	11,756
Common stock issued upon exercise of stock options	17	—	151	—	—	151
Fair value of stock based compensation issued to directors for services and to employees for restricted stock awards	13	—	117	—	—	117
Expenses associated with stock options granted to non-employees	—	—	16	—	—	16
Common stock issued to employees under the Employee Stock Purchase Plan	30	—	105	—	—	105

BALANCE, DECEMBER 31, 2004	6,259	62	98,927	(84,819)	(16)	14,154
Net loss and comprehensive loss	—	—	—	(8,210)	—	(8,210)

Common stock issued upon exercise of stock options	4	—	22	—	—	22
Fair value of stock based compensation issued to directors for services and to employees for restricted stock awards	35	1	136	—	—	137
Stock based compensation related to stock options granted to non-employees	—	—	4	—	—	4
Common stock issued to employees under the Employee Stock Purchase Plan	22	—	96	—	—	96

BALANCE, DECEMBER 31, 2005	6,320	63	99,185	(93,029)	(16)	6,203
Comprehensive income:
Net income	—	—	—	5,266	—	5,266
Net unrealized income on marketable securities	—	—	—	—	3	3

Comprehensive income						5,269

Common stock issued upon exercise of stock options	3	—	11	—	—	11
Fair value of stock based compensation issued to directors for services and to employees for restricted stock awards	21	1	134	—	—	135
Stock based compensation related to stock options granted to non-employees	—	—	2	—	—	2
Common stock issued to employees under the Employee Stock Purchase Plan (ESPP)	16	—	67	—	—	67
SFAS123R stock-based compensation related to stock options and ESPP	—	—	372	—	—	372

BALANCE, DECEMBER 31, 2006	6,360	64	99,771	(87,763)	(13)	12,059
Comprehensive loss:
Net loss	—	—	—	(6,002)	—	(6,002)
Net unrealized income on marketable securities	—	—	—	—	7	7

Comprehensive loss (unaudited)						(5,995)

Fair value of stock based compensation issued to directors for services and to employees for restricted stock awards (unaudited)	—	—	20	—	—	20
SFAS123R stock-based compensation related to stock options and ESPP (unaudited)	—	—	143	—	—	143

BALANCE, MARCH 31, 2007 (unaudited)	6,360	$64	$99,934	$(93,765)	$(6)	$6,227

See accompanying notes to financial statements.

A.P. PHARMA, INC.

STATEMENTS OF CASH FLOWS

(in thousands)

	Years Ended December 31,			Three Months Ended March 31,
	2004	2005	2006	2006	2007
				(unaudited)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income (loss)	$(9,221)	$(8,210)	$5,266	$19,299	$(6,001)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Loss from discontinued operations	133	89	188	—	24
Gain on disposition of discontinued operations	(4)	(62)	(56)	(7)	(16)
Loss (gain) on sale of marketable securities	(2)	4	1	1	—
Depreciation and amortization	381	387	394	99	95
Recovery of note receivable	(18)	—	—	—	—
Stock-based compensation	133	140	508	153	163
Amortization of discount and accretion of premium on marketable securities	249	59	(638)	(2)	(22)
Loss on retirements and disposals of fixed assets	7	—	—	—	—
Changes in operating assets and liabilities:
Accounts receivable	(287)	(83)	1,369	1,426	(69)
Prepaid expenses and other current assets	58	74	(289)	(46)	87
Other long-term assets	184	132	75	19	19
Accounts payable	221	(83)	158	(226)	(195)
Accrued expenses	830	(99)	1,167	(319)	(232)
Deferred revenue	(190)	—	1,014	—	—

Net cash provided by (used in) continuing operating activities	(7,526)	(7,652)	9,157	20,397	(6,147)
Cash provided by (used in) discontinued operations	99	125	24	21	(21)

Net cash provided by (used in) operating activities	(7,427)	(7,527)	9,181	20,418	(6,168)

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchases of property and equipment	(193)	(316)	(187)	(29)	(21)
Purchases of marketable securities	(12,838)	(8,126)	(14,701)	(12,363)	—
Maturities of marketable securities	9,577	7,935	1,800	500	1,500
Sales of marketable securities	1,882	5,595	5,371	1,651	3,361

Net cash provided by (used in) investing activities	(1,572)	5,088	(7,717)	(10,241)	4,840

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from the issuance of common stock, net of issuance costs	11,756	—	—	—	—
Proceeds from the exercise of common stock options	151	22	11	3	—
Proceeds from issuance of shares under the Employee Stock Purchase Plan	105	97	68	—	—

Net cash provided by financing activities	12,012	119	79	3	—

Net increase (decrease) in cash and cash equivalents	3,013	(2,320)	1,543	10,180	(1,328)
Cash and cash equivalents at the beginning of the period	97	3,110	790	790	2,333

Cash and cash equivalents at the end of the period	$3,110	$790	$2,333	$10,970	$1,005

Supplemental Cash Flow Data:
Cash paid for interest	$5	$4	$15	$1	$2

Cash paid for income taxes	$—	$—	$—	$—	$119

See accompanying notes to financial statements.

A.P. PHARMA, INC.

NOTES TO FINANCIAL STATEMENTS

Note 1     Business

We are a specialty pharmaceutical company focused on developing pharmaceutical products using our proprietary Biochronomer polymer-based drug delivery technology. Our product development philosophy is based on incorporating approved therapeutics into our proprietary bioerodible drug delivery technology to create controlled release pharmaceuticals to improve treatments for diseases or conditions. Our lead product candidate, APF530, is currently in a pivotal Phase III clinical trial for the prevention of acute onset and delayed onset chemotherapy-induced nausea and vomiting, or CINV. We expect to complete enrollment of our pivotal Phase III clinical trial in the first half of 2008 and to announce results of that trial in the third quarter of 2008. We expect to file our new drug application, or NDA, for approval of APF530 in the fourth quarter of 2008.

Our primary focus is to advance our proprietary Biochronomer technology, consisting of bioerodible polymers designed to release drugs over a defined period. We have completed over 100 in vivo and in vitro studies demonstrating that our Biochronomer technology is potentially applicable to a range of therapeutic areas, including pain management, prevention of nausea, control of inflammation and treatment of ophthalmic diseases. We have also completed comprehensive animal and human toxicology studies that have established that our Biochronomer polymers are safe and well tolerated. Furthermore, our Biochronomer technology can be designed to deliver drugs over periods varying from days to several months.

On July 25, 2000, we completed the sale of certain technology rights for our topical pharmaceutical and cosmeceutical product lines and other assets (“cosmeceutical and toiletry business”) to RP Scherer Corporation, a subsidiary of Cardinal Health, Inc. As a result of this transaction, our Statements of Operations reflect the receipt of certain earnout payments and the payment of certain contractual obligations in the gain from disposition of discontinued operations (see Note 10).

On February 13, 2003, we completed the sale of our Analytical Standard division to GFS Chemicals, Inc. (“GFS”), a privately held company based in Columbus, Ohio. In this transaction, we received $2.1 million and are entitled to receive royalties on sales of Analytical Standards products of 15% for the first year, 10% for the second through fourth years, and 5% for the fifth year. The net present value of the guaranteed minimum royalties is included in the gain on disposition of discontinued operations (see Note 10).

On January 18, 2006 we sold our rights to royalties on sales of Retin-A Micro(R) and Carac (R), effective October 1, 2005, for up to $30 million. We received $25 million at closing, and will receive the remaining balance upon the achievement of certain milestones over the next four years. In 2006, we recognized a gain on the sale of the royalty interest of $23.4 million, net of $1.6 million related to royalties recognized as revenue in 2005 (see Note 13).

On October 1, 2006, we entered into an agreement with RHEI Pharmaceuticals, Inc. (“RHEI”) in which we granted RHEI exclusive license to develop and market APF530 in Greater China. See Note 13.

Unaudited Interim Results

The accompanying balance sheet as of March 31, 2007, the statements of operations and of cash flows for the three months ended March 31, 2006 and 2007 and the statement of stockholders’ equity for the three months ended March 31, 2007 are unaudited. The unaudited interim financial statements have been prepared on the same basis as the annual financial statements and, in the opinion of management,

A.P. PHARMA, INC.

NOTES TO FINANCIAL STATEMENTS – (Continued)

reflect all adjustments, which include only normal recurring adjustments, necessary to state fairly the Company’s financial position at March 31, 2007 and the results of operations and cash flows for the three months ended March 31, 2006 and 2007. The financial data and other information disclosed in these notes to financial statements related to the three-month periods are unaudited. The results for the three months ended March 31, 2007 are not necessarily indicative of the results to be expected for the year ending December 31, 2007 or for any other interim period or for any future year.

Going Concern

The accompanying financial statements have been prepared assuming we will continue as a going concern. We have suffered recurring losses and had an accumulated deficit of $93.8 million as of March 31, 2007.

At March 31, 2007, we had $9.4 million cash, cash equivalents and marketable securities that we believe will not enable us to fund our operations through fiscal year 2007. We are seeking additional financing to continue our research and development activities. We anticipate that our cash expenditures during fiscal year 2007 will be approximately $30 million. We expect to meet our cash needs and fund our working capital requirements from additional capital sources, which may include an equity offering. If we are unable to complete an equity offering, or otherwise obtain sufficient financing, we may be required to reduce, defer, or discontinue our research and development activities or may not be able to continue as a going concern entity.

Reverse Stock Split

On May 23, 2007, we filed a Certificate of Amendment to our Certificate of Incorporation with the Secretary of State of the State of Delaware effecting a 1-for-4 reverse split of our common stock. All share and per share amounts have been restated in the financial statements and these accompanying notes for all periods presented.

Note 2     Summary Of Significant Accounting Policies

Cash Equivalents and Marketable Securities

We consider all debt securities that have original maturities, from the date of purchase, of less than three months to be cash equivalents. Investments with maturities of three months and longer from the date of purchase are classified as marketable securities. Investments consist primarily of government obligations, mortgage backed securities, municipal bonds and corporate debt securities. We have classified all our investments in certain debt securities as “available-for-sale”, and, therefore, they are recorded at fair value with unrealized gains and losses reported as a separate component of stockholders’ equity. If the estimated fair value of a security is below its carrying value, we evaluate whether we have the intent and ability to retain our investment for a period of time sufficient to allow for any anticipated recovery in market value and whether evidence indicating that the cost of the investment is recoverable within a reasonable period of time outweighs evidence to the contrary. If the impairment is considered to be other-than-temporary, the security is written down to its estimated fair value. Other-than-temporary declines in estimated fair value of all marketable securities are charged to “other income (loss), net.” The cost of all securities sold is based on the specific identification method.

A.P. PHARMA, INC.

NOTES TO FINANCIAL STATEMENTS – (Continued)

Financial Instruments

The carrying values of the Company’s financial instruments, including marketable securities, accounts receivable and accrued liabilities, approximate their respective fair values due to their short maturities.

Allowance for Note Receivable

A 100% allowance of $394,000 was recorded for a note receivable at such time as management determined that collection was not reasonably assured. Interest income under the terms of note receivable agreement is recorded when cash is received or collectibility is reasonably assured. The note receivable, net of the related allowance, is included in prepaid expenses and other current assets in the accompanying balance sheets.

Property and Equipment

Property and equipment is stated at cost less accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful lives of the assets as follows: equipment and machinery, 3 to 5 years; furniture and fixtures, 5 years; and leasehold improvements, over the shorter of the respective lease terms or the respective useful lives of the leasehold improvements.

Long-Lived Assets

As circumstances dictate, we evaluate whether changes have occurred that would require us to consider whether those assets have been impaired. Recoverability of assets to be held and used is determined by comparing the undiscounted net cash flows of long-lived assets to their respective carrying values. If such assets are considered to be impaired, the amount of impairment to be recognized is measured based on the projected discounted cash flows using an appropriate discount rate.

Stock-Based Compensation

On January 1, 2006, we adopted the provisions of Statement of Financial Accounting Standards No. 123R, “Share-Based Payment” (SFAS 123R). SFAS 123R revised SFAS 123, “Accounting for Stock-Based Compensation” and supersedes APB Opinion No. 25, “Accounting for Stock Issued to Employees.” SFAS 123R requires companies to measure and recognize compensation expense for all employee share-based payments at fair value over the service period underlying the arrangement. Accordingly, we are required to record the grant-date fair value of stock options issued to employees and purchase-date fair value of employee stock purchases. We adopted SFAS 123R using the “modified prospective” method, whereby fair value of all previously-granted employee share-based arrangements remaining unvested at January 1, 2006, based on the grant-date value estimated in accordance with the pro forma provisions of SFAS 123, and all grants made on or after January 1, 2006, based on fair value estimated in accordance with SFAS 123(R), have been included in our determination of share-based compensation expense in 2006. We have not restated our operating results in prior periods to reflect charges for the fair value of share-based arrangements.

In November 2005, the FASB issued FASB Staff Position No. SFAS 123(R)-3 “Transition Election Related to Accounting for Tax Effects of Share-Based Payment Awards” (FSP 123(R)-3). The Company adopted the alternative transition method provided in the FASB Staff Position for calculating the tax effects

A.P. PHARMA, INC.

NOTES TO FINANCIAL STATEMENTS – (Continued)

of stock-based compensation pursuant to SFAS 123(R) in the fourth quarter of fiscal 2006. The alternative transition method includes simplified methods to establish the beginning balance of the additional paid-in capital pool (APIC pool) related to the tax effects for employee stock-based compensation, and to determine the subsequent impact on the APIC pool and Consolidated Statements of Cash Flows of the tax effects of employee stock-based compensation awards that are outstanding upon adoption of SFAS 123(R). The adoption did not have a material impact on our results of operations and financial condition.

Prior to January 1, 2006 we elected to account for stock-based compensation related to employees using the intrinsic value method. Accordingly, except for stock options issued to non-employees and restricted stock awards to employees and directors, no compensation cost was recognized for our stock option plans and stock purchase plan because stock option exercise prices historically equalled the per share fair values of the underlying common stock. Compensation related to options granted to non-employees was periodically remeasured as earned.

In accordance with SFAS No. 123, “Accounting for Stock-Based Compensation,” as amended by SFAS No. 148, “Accounting for Stock-Based Compensation-Transition and Disclosure,” we have provided, below, the pro forma disclosures of the effect on net loss and net loss per share as if SFAS No. 123 had been applied in measuring compensation expense for the years ended December 31, 2004 and 2005 (in thousands, except for per share amounts) (see Note 8 “Stockholders’ Equity”):

	Years Ended December 31,
	2004	2005
Net loss—as reported	$(9,221)	$(8,210)
Add:
Stock-based employee compensation expense for restricted stock awards	—	24
Deduct:
Stock-based employee compensation expense determined under SFAS 123	(400)	(360)

Net loss—pro-forma	$(9,621)	$(8,546)

Basic and diluted net loss per common share—as reported	$(1.61)	$(1.31)
Basic and diluted net loss per common share—pro-forma	$(1.68)	$(1.36)

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Estimates were made relating to useful lives of fixed assets, valuation allowances, impairment of assets, accruals and share-based costs. Actual results could differ materially from those estimates.

Revenue Recognition

Our revenue arrangements with multiple deliverables are divided into separate units of accounting if certain criteria are met, including whether the delivered item has stand-alone value to the customer and whether there is objective and reliable evidence of the fair value of the undelivered items. The consideration we receive is allocated among the separate units based on their respective fair values, and the applicable revenue recognition criteria are considered separately for each of the separate units. Advance payments received in excess of amounts earned are classified as deferred revenue until earned.

A.P. PHARMA, INC.

NOTES TO FINANCIAL STATEMENTS – (Continued)

Royalties

Royalties from licenses are based on third-party sales of licensed products or technologies and recorded as earned in accordance with contract terms when third-party results can be reliably determined and collectibility is reasonably assured.

Generally, contractually required minimum royalties are recorded ratably throughout the contractual period. Royalties in excess of minimum royalties are recognized as earned when the related product is shipped to the end customer by our licensees based on information provided to us by our licensees.

Contract Revenue

Contract revenue relates to research and development arrangements that generally provide for the company to invoice research and development fees based on full-time equivalent hours for each project. Revenue from these arrangements are recognized as the related development services are rendered. This revenue approximates the costs incurred.

License Fees

We have licensing agreements that generally provide for periodic minimum payments, royalties, and/or non-refundable license fees. These licensing agreements typically require a non-refundable license fee and allow our partners to sell our proprietary products in a defined field or territory for a defined period. The license agreements provide for us to earn future revenue through royalty payments. These non-refundable license fees are initially reported as deferred revenue and recognized as revenue over the estimated life of the product to which they relate as we have continuing involvement with licensees until the related product is discontinued or the related patents expire, whichever is earlier. Revenue recognized from deferred license fees is classified as license fees in the accompanying statements of operations. License fees received in connection with arrangements where we have no continuing involvement are recognized as license fees when the amounts are received or when collectibility is reasonably assured, whichever is earlier. A milestone payment is a payment made by a third party or corporate partner to us upon the achievement of a predetermined milestone as defined in a legally binding contract. Milestone payments are recognized as license fees when the milestone event has occurred and we have completed all milestone related services such that the milestone payment is currently due and is non-refundable. No such fees were recorded in any period presented.

Research and Development

Research and development consists of costs incurred for Company-sponsored and collaborative research and development expenses. These costs consist primarily of employee salaries and other personnel-related expenses, facility-related expenses, lab consumables, polymer development manufacturing, clinical and pre-clinical related services performed by clinical research organizations, research institutions and other outside service providers.

Expenses related to clinical trials generally are accrued based on the level of patient enrollment and services performed by the clinical research organization or related service provider according to the protocol. The Company monitors patient enrollment levels and related activity to the extent possible and adjusts estimates accordingly.

A.P. PHARMA, INC.

NOTES TO FINANCIAL STATEMENTS – (Continued)

Research and development expenses under collaborative agreements approximate the revenue recognized, excluding milestone and up-front payments received under such arrangements.

Net Income (Loss) Per Share

Basic income (loss) per share is estimated based on the weighted-average number of common shares outstanding. Diluted earnings per share is calculated using the weighted-average number of common shares outstanding and other dilutive securities. See Note 9.

Concentrations of Credit Risk

Financial instruments that potentially subject us to concentrations of credit risk consist primarily of cash equivalents, short-term investments and trade accounts receivable. We invest excess cash in a variety of high grade short-term, interest-bearing securities. This diversification of risk is consistent with our policy to ensure safety of principal and maintain liquidity.

Approximately 95% of the accounts receivable were concentrated with two customers in the pharmaceutical industry as of December 31, 2005. As we sold our rights to royalties on sales of Retin-A Micro and Carac on January 18, 2006 (see Note 13), we did not have royalty revenue receivables at December 31, 2006. Approximately 97% and 92% of total revenue were concentrated with two customers for the years ended December 31, 2005 and 2004. To reduce credit risk, we performed ongoing credit evaluations of our customers’ financial condition. We do not generally require collateral for customers with accounts receivable balances.

Segment and Geographic Information

Our operations are confined to a single business segment, the design and commercialization of polymer technologies for pharmaceutical and other applications. Substantially all of our revenue are derived from customers within the United States.

Recent Accounting Pronouncements

In June 2006, the Financial Accounting Standards Board (“FASB”) issued FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes—an Interpretation of FASB Statement No. 109 (“FIN 48”), which provides clarification related to the process associated with accounting for uncertain tax positions recognized in consolidated financial statements. FIN 48 prescribes a more-likely-than-not threshold for financial statement recognition and measurement of a tax position taken, or expected to be taken, in a tax return. FIN 48 also provides guidance related to, among other things, classification, accounting for interest and penalties associated with tax positions, and disclosure requirements. We adopted FIN 48 on January 1, 2007 and the impact on our financial statements was not material.

In September 2006, the FASB issued FASB Statement (“SFAS”) No. 157, Fair Value Measurement, (“SFAS 157”). SFAS 157 provides enhanced guidance for using fair value to measure assets and liabilities. The guidance clarifies the principle for assessing fair value based on the assumptions market participants would use when pricing the asset or liability. In support of this principle, the guidance establishes a fair value hierarchy that prioritizes the information used to develop those assumptions. The fair value hierarchy gives the highest priority to quoted prices in active markets and the lowest priority to unobservable data

A.P. PHARMA, INC.

NOTES TO FINANCIAL STATEMENTS – (Continued)

such as companies’ own data. Under this guidance, fair value measurements would be separately disclosed by level within the fair value hierarchy. SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. We are currently evaluating SFAS 157 and expects to adopt this guidance beginning on January 1, 2008.

In February 2007, the FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities (“SFAS No. 159”). SFAS No. 159 expands opportunities to use fair value measurement in financial reporting and permits entities to choose to measure many financial instruments and certain other items at fair value. SFAS No. 159 is effective for fiscal years beginning after November 15, 2007. We have not decided if we will choose to measure any eligible financial assets and liabilities at fair value.

Note 3    Cash Equivalents And Marketable Securities

We consider our investments in debt securities as available-for-sale and, accordingly, we have recorded these investments at fair value. Realized losses totaled $1,000 and $4,000 for the years ended December 31, 2006 and 2005, respectively. Realized gains totaled $2,000 for the year ended December 31, 2004.

At December 31, 2005, December 31, 2006, and March 31, 2007, the amortized cost and estimated market value of investments in debt securities and cash equivalents are set forth in the tables below:

December 31, 2005 (in thousands)	Cost	Unrealized Gains	Unrealized Losses	Estimated Market Value
Available-for-sale:
Corporate debt securities	$1,809	$—	$(6)	$1,803
Asset-backed securities	1,484	—	(5)	1,479
Government debt securities	996	—	(4)	992
Other debt securities	1,202	—	(1)	1,201

Total available-for-sale	$5,491	$—	$(16)	$5,475

December 31, 2006 (in thousands)	Cost	Unrealized Gains	Unrealized Losses	Estimated Market Value
Available-for-sale:
Corporate debt securities	$4,293	$1	$(4)	$4,290
Asset-backed securities	3,992	—	—	3,992
Government debt securities	4,813	—	(10)	4,803
Other debt securities	1,980	—	—	1,980

Total available-for-sale	$15,078	$1	$(14)	$15,065

March 31, 2007 (in thousands, unaudited)	Cost	Unrealized Gains	Unrealized Losses	Estimated Market Value
Available-for-sale:
Corporate debt securities	$1,447	$—	$(1)	$1,446
Asset-backed securities	2,696	—	—	2,696
Government debt securities	4,220	—	(5)	4,215
Other debt securities	485	—	—	485

Total available-for-sale	$8,848	$—	$(6)	$8,842

A.P. PHARMA, INC.

NOTES TO FINANCIAL STATEMENTS – (Continued)

The table below summarizes fair value disclosures (in thousands):

	As of December 31,				As of March 31,
	2005		2006		2007
					(unaudited)
	Cost	Fair Value	Cost	Fair Value	Cost	Fair Value
Cash equivalents	$456	$456	$1,875	$1,876	$485	$485
Marketable securities	5,035	5,019	13,203	13,189	8,363	8,357

Totals	$5,491	$5,475	$15,078	$15,065	$8,848	$8,842

The cost and estimated fair value of available-for-sale debt securities, by contractual maturity, follows (in thousands):

	As of December 31, 2006		As of March 31, 2007
			(unaudited)
	Cost	Estimated Market Value	Cost	Estimated Market Value
Available-for-sale:
Due in one year or less	$14,678	$14,665	$8,448	$8,442
Due in more than one year but less than 5 years	400	400	400	400

Total available-for sale	$15,078	$15,065	$8,848	$8,842

Note 4    Property and Equipment

Property and equipment consists of the following (in thousands):

	As of December 31,		As of March 31,
	2005	2006	2007
			(unaudited)
Leasehold improvements	$1,359	$1,359	$1,359
Furniture and equipment	2,641	2,771	2,792

Total property and equipment	4,000	4,130	4,151
Accumulated depreciation and amortization	(2,836)	(3,172)	(3,268)

Property and equipment, net	$1,164	$958	$883

Depreciation expense amounted to $381,000, $387,000 and $394,000 for the years ended December 31, 2004, 2005 and 2006, respectively, and $95,000 for the three months ended March 31, 2007.

A.P. PHARMA, INC.

NOTES TO FINANCIAL STATEMENTS – (Continued)

Note 5    Accrued Expenses

Accrued expenses consist of the following (in thousands):

	As of December 31,		As of March 31,
	2005	2006	2007
			(unaudited)
Professional fees	$230	$228	$454
Accrued salaries	226	294	211
Accrued bonus	378	250	122
Clinical studies	892	1,987	1,866
Other	178	326	200

Total	$1,904	$3,085	$2,853

Note 6    Long-Term Debt

In September 1995, we extinguished $2.5 million of Industrial Revenue Bonds through an “in-substance defeasance” transaction by placing approximately $2.5 million of United States government securities in an irrevocable trust to fund all future interest and principal payments. In accordance with the agreement, the investments held in the irrevocable trust shall be the exclusive source of all principal and interest payments and we have no liability for any shortfall in payments due. In addition, we have relinquished all rights with respect to the amounts held in the trust. The defeased debt balance outstanding of $2.5 million as of December 31, 2004 was repaid on January 15, 2005 using the proceeds from the maturities of the United States government securities held in the irrevocable trust. The bond liability and related assets held in trust are not reflected in the accompanying balance sheets.

Note 7    Commitments and Contingencies

We lease office, warehouse and laboratory space and certain office equipment under operating lease arrangements which expire in 2011. Our future minimum lease payments under these noncancelable operating leases for facilities and equipment are as follows (in thousands):

Year Ending December 31,	Minimum Payments
2007	$511
2008	523
2009	538
2010	551
2011	120

$2,243

Total rental expense for facilities and equipment was $500,000, $492,000 and $501,000 for 2006, 2005 and 2004, respectively.

As part of the sale of our cosmeceutical and toiletry business to RP Scherer Corporation in July 2000, we guaranteed a minimum gross profit percentage on RP Scherer’s sales of products to Ortho Neutrogena and Dermik (See Note 10 “Discontinued Operations”).

A.P. PHARMA, INC.

NOTES TO FINANCIAL STATEMENTS – (Continued)

As permitted under Delaware law and in accordance with our bylaws, we indemnify our officers and directors for certain events or occurrences while the officer or director is or was serving at the Company’s request in such capacity. The term of the indemnification period is for the officer’s or director’s lifetime. The maximum amount of potential future indemnification is unlimited; however, we have a director or officer insurance policy that limits our exposure and may enable us to recover a portion of any future amounts paid. We believe the fair value of these indemnification agreements is minimal. Accordingly, we have not recorded any liabilities for these agreements as of December 31, 2006.

In the normal course of business, we provide indemnifications of varying scope under our agreements with other companies, typically our clinical research organizations, investigators, clinical sites, suppliers and others. Pursuant to these agreements, we generally indemnify, hold harmless, and agree to reimburse the indemnified parties for losses suffered or incurred by the indemnified parties in connection with use or testing of our products or product candidates or with any U.S. patent or any copyright or other intellectual property infringement claims by any third party with respect to our products. The term of these indemnification agreements is generally perpetual. The potential future payments we could be required to make under these indemnification agreements is unlimited. Historically, costs related to these indemnification provisions have been immaterial. We also maintain various liability insurance policies that limit our exposure. As a result, we believe the fair value of these indemnification agreements is minimal. Accordingly, we have not recorded any liabilities for these agreements as of December 31, 2006.

Note 8    Stockholders’ Equity

Reverse Stock Split

On May 23, 2007 we filed a Certificate of Amendment to our Certificate of Incorporation with the Secretary of State of the State of Delaware effecting a 1-for-4 reverse split of our common stock. All share and per share amounts have been restated in the financial statements and these accompanying notes for all periods presented.

Shareholders’ Rights Plan

On December 18, 2006, we entered into a Preferred Shares Rights Agreement. As part of this agreement, preferred stock purchase rights (“the rights”) were distributed to stockholders of record as of January 2, 2007 (and to each person who acquires our common stock after that date unless determined otherwise by the board of directors) at the rate of one right for each share of common stock held. The rights become exercisable only upon the acquisition, or the acquisition of the right to acquire, by a person or group of affiliated or associated persons, of 20% or more of the outstanding shares of the Company’s common stock. Once exercisable, each right entitles the holder to purchase, at a price of $44.00, one one-thousandth of a share of Series A Participating Preferred Stock. For a limited period of time following the announcement of any such acquisition or offer, the rights are redeemable by the Company at a price of $0.01 per right. If the rights are not redeemed or exchanged, each right will then entitle the holder to receive, upon exercise of such right, a number of shares of the Company’s common stock having a then current value equal to two times the purchase price of such right. Similarly, if the rights are not redeemed or exchanged and following the acquisition of 20% or more of the outstanding shares of the Company’s common stock by a person or group of affiliated or associated persons, (i) the Company consolidates with or merges into another entity, (ii) another entity consolidates with or merges into the Company or (iii) the Company sells or otherwise transfers 50% or more of its consolidated assets or earning power, each right will then entitle the holder to receive, upon exercise of such right, a number of shares of common stock of the acquiring company having a then current value equal to two times the purchase price. For a limited period of time after the exercisability of the rights, each right, at the discretion of the board of directors, may

A.P. PHARMA, INC.

NOTES TO FINANCIAL STATEMENTS – (Continued)

be exercised for such number of shares of common stock determined in accordance with the rights agreement. The Company has initially reserved 200,000 shares of preferred stock pursuant to the exercise of these rights. These rights expire on December 31, 2016.

Stock-Based Compensation Plans

We have two types of stock-based compensation plans, which consist of a stock purchase plan and two stock option plans.

In 1997, our stockholders approved our 1997 Employee Stock Purchase Plan (the “Plan”). In May 2006 the stockholders authorized the increase in shares reserved for issuance under the Plan by 37,500 to 200,000 to our employees, nearly all of whom are eligible to participate. Under the terms of the Plan, employees can elect to have up to a maximum of 10 percent of their base earnings withheld to purchase our common stock. The purchase price of the stock is 85 percent of the lower of the closing prices for our common stock on: (i) the first trading day in the enrollment period, as defined in the Plan, in which the purchase is made, or (ii) the purchase date. The length of the enrollment period may not exceed a maximum of 24 months. Enrollment dates are the first business day of May and November and the first enrollment date was April 30, 1997. Approximately 40 percent of eligible employees participated in the Plan in 2006. Under the Plan, we issued 16,175 shares in 2006, 21,612 shares in 2005 and 29,516 shares in 2004. The weighted average fair value of purchase rights granted during 2006, 2005 and 2004 was $2.60, $2.80 and $2.04, respectively. The weighted average exercise price of the purchase rights exercised during 2006, 2005 and 2004 was $4.20, $4.44 and $3.56, respectively. We had 55,846, 34,520, and 18,633 shares reserved for issuance under the Plan at December 31, 2006, 2005 and 2004, respectively.

We have two current stock option plans for employees, officers, directors and consultants. We grant stock options under the 2002 Stock Incentive Plan (“2002 Plan”) and the Non-Qualified Stock Plan. The Company is authorized to issue up to 425,000 shares under the 2002 Plan, 100,000 of which were approved in May 2006, and 62,500 shares under the Non-Qualified Stock Plan. The options to purchase our common stock are granted with an exercise price which equals fair market value of the underlying common our common stock are granted with an exercise price which equals fair market value of the underlying common stock on the grant dates, and expire no later than ten years from the date of grant. The options are exercisable in accordance with vesting schedules that generally provide for them to be fully vested and exercisable four years after the date of grant. Any shares that are issuable upon exercise of options granted under the 2002 Plan and the Non-Qualified Stock Plan that expire or become unexercisable for any reason without having been exercised in full are available for future grant and issuance under the same stock option plan.

We adopted SFAS 123R “Share-Based Payment” on January 1, 2006. Accordingly, we recorded the grant-date or purchase-date fair value of stock options issued to employees and employee stock purchases. We have also recorded the compensation expense for stock options issued to non-employees and restricted stock awards to employees and directors. The fair value of each employee and director grant of options to purchase common stock is estimated on the date of the grant using the Black-Scholes option-pricing model with the following weighted-average assumptions used for grants for the year ended December 31, 2006: 1) risk-free interest rate of 4.8% for stock options and 4.90% for employee stock purchase plan; 2) expected dividend yield of 0% for both stock options and employee stock purchase plan; 3) expected holding period of 6.25 years based on the simplified method provided in Staff Accounting Bulletin No. 107 for “plain vanilla options” and expected term of 1.25 years for employee stock purchase plan based on weighted-average purchase period of the plan; 4) expected volatility of 240% for stock options and 82% for employee stock purchase plan based on the Company’s historical stock prices; and 5) an estimated forfeiture rate of

A.P. PHARMA, INC.

NOTES TO FINANCIAL STATEMENTS – (Continued)

3.62% of the options granted based on historical data. The assumptions used for grants for the three months ended March 31, 2006 and 2007, respectively are as follows: 1) risk-free interest rate of 4.4% and 4.8% for stock options and 3.4% and 4.9% for employee stock purchase plan; 2) expected dividend yield of 0% for both stock options and employee stock purchase plan; 3) expected holding period of 6.25 years based on the simplified method provided in Staff Accounting Bulletin No. 107 for “plain vanilla options” and expected term of 1.25 years for employee stock purchase plan based on weighted-average purchase period of the plan; 4) expected volatility of 240% for stock options and 106% and 82% for employee stock purchase plan based on the Company’s historical stock prices; and 5) an estimated forfeiture rate of 3% and 3.2% of the options granted based on historical data.

The SFAS 123R share-based compensation expenses recorded for awards granted under the stock option plans and employee stock purchase plan were approximately $114,000 and $143,000, net of estimated forfeitures, for the three months ended March 31, 2006 and 2007 respectively, and $372,000, net of estimated forfeitures, for the year ended December 31, 2006. The share-based compensation expense of $134,000 and $238,000 was recorded in research and development expense and general and administrative expense for the year ended December 31, 2006, respectively. No tax benefit was recognized related to share-based compensation expense since we have incurred operating losses and we have established a full valuation allowance to offset all the potential tax benefits associated with our deferred tax assets.

We granted options to purchase common stock to consultants from time to time in exchange for services rendered and these options vest over a period of two to four years. No options were granted to consultants in 2006 or 2005. We recorded compensation expense related to option grants to consultants of approximately $2,000, $4,000, and $16,000 in 2006, 2005 and 2004, respectively, which represents the fair market value of the portion of the awards that vested during 2006, 2005 and 2004. The unvested shares held by consultants have been revalued using the Black-Scholes option pricing model at the end of each accounting period. As of December 31, 2006, all shares held by consultants have been vested.

The following table summarizes option activity for the years ended December 31, 2004, 2005 and 2006 and the three months ended March 31, 2007:

	2004		2005		2006
	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term	Aggregate Intrinsic Value as of 12/31/06
Outstanding at beginning of year	527,151	$15.88	551,409	$14.40	541,492	$13.60
Granted	95,875	8.16	45,500	6.44	109,985	5.72
Exercised	(17,112)	8.80	(3,764)	5.80	(2,402)	4.64
Expired or Forfeited	(54,505)	19.72	(51,653)	16.32	(101,770)	20.92

Outstanding at end of year	551,409	14.40	541,492	13.60	547,305	10.68	5.71	$97,240

Options exercisable at year end	428,042		457,208		415,721		4.68	$43,949
Shares available for future grant at year end	80,240		134,685		134,835
Weighted-average fair value of stock options granted during the year	$4.48		$4.20		$5.72

A.P. PHARMA, INC.

NOTES TO FINANCIAL STATEMENTS – (Continued)

	Three months ended March 31, 2007
	(unaudited)
	Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term	Aggregate Intrinsic Value as of March 31, 2007
Outstanding at beginning of year	547,305	$10.68
Granted	46,250	5.12
Exercised	—	—
Expired or Forfeited	(3,356)	6.68

Outstanding at March 31, 2007	590,199	10.28	5.79	$5,133

Options exercisable at March 31, 2007	426,772		4.53	$1,433
Shares available for future grant at March 31, 2007	91,941
Weighted-average fair value of stock options granted during the period	$5.12

As of March 31, 2007 there was approximately $670,000 of total unrecognized compensation expense related to nonvested stock options. This expense is expected to be recognized over a weighted-average period of 1.27 years.

The following table summarizes information about stock options outstanding at March 31, 2007 (unaudited):

	Options Outstanding			Options Exercisable
Range of Exercise Prices	Number Outstanding	Weighted Average Remaining Contractual Life (in years)	Weighted Average Exercise Price	Number Exercisable	Weighted Average Exercise Price
$ 3.56-$ 5.12	147,425	8.5	$4.72	50,589	$4.60
$ 5.12-$ 6.96	120,513	8.0	$6.32	62,516	$6.12
$ 7.00-$10.00	119,703	5.3	$9.20	111,109	$9.20
$10.24-$16.76	133,808	3.8	$12.76	133,808	$12.76
$18.52-$32.00	68,750	1.1	$26.16	68,750	$26.16

$ 3.56-$32.00	590,199	5.8	$10.28	426,772	$12.04

In 2006, we granted 10,000 shares of restricted stock awards under the 2002 Plan to employees and directors. As of December 31, 2006, we had a total of 62,500 shares of restricted stock awards granted to employees and directors. The compensation cost that has been expensed in the statements of operations for the restricted stock awards issued to employees and directors was $57,000 for 2006. Also in 2006, we granted our non-employee directors 11,000 shares representing directors’ fees, and recorded $77,000 of expense in our statement of operations.

A.P. PHARMA, INC.

NOTES TO FINANCIAL STATEMENTS – (Continued)

The following table summarizes restricted stock awards activity:

	Year ended December 31, 2006		Three Months Ended March 31, 2007
			(unaudited)
	Shares	Weighted Average Grant Date Fair Value	Shares	Weighted Average Grant Date Fair Value
Outstanding at beginning of period	52,500	$15.08	62,500	$6.68
Awarded	10,000	$6.56	—	$—
Released	—	$—	(37,500)	$5.92

Outstanding at end of period	62,500	$13.72	25,000	$6.80

The table regarding the net loss and net loss per share included in Note 2, “Summary of Significant Accounting Policies,” prepared in accordance with SFAS 123 has been determined as if we had accounted for our employee stock options and employee stock purchase plan under the fair value method prescribed by SFAS 123.

Fair values of awards granted under the stock option plans and employee stock purchase plan prior to January 1, 2006 were estimated at grant or purchase dates using a Black-Scholes option pricing model. For pro forma disclosure, the estimated fair value of the options is amortized to expense over the vesting period of the options using the straight line method. The multiple option approach is used to value the purchase rights granted under the employee stock purchase plan. We used the following assumptions:

	Year Ended December 31,
	2004	2005
Expected life in years (from vesting date):
Stock options	5	5
Employee Stock Purchase Plan	1.5 - 2	0.5 - 2
Risk free rate:
Stock options	3.2%	4.0%
Employee Stock Purchase Plan	1.47% - 2.55%	3.15% - 3.63%
Volatility
Stock options	69%	78%
Employee Stock Purchase Plan	65% - 147%	94% - 105%
Expected dividend yield	0%	0%

A.P. PHARMA, INC.

NOTES TO FINANCIAL STATEMENTS – (Continued)

Note 9    Net Income (Loss) Per Share

The following is a reconciliation of the numerators and denominators of the basic and diluted earnings per share computations (in thousands):

	Year ended December 31, 2006	Three Months ended March 31, 2006
		(unaudited)
Numerator:
Net income	$5,266	$19,299

Denominator:
Weighted-average shares outstanding used to compute basic earnings per share	6,316	6,302
Effect of dilutive stock options, employee stock purchase and restricted stock awards.	43	69

Weighted-average shares outstanding and dilutive securities used to compute diluted earnings per share	6,359	6,371

The following options and restricted stock awards were outstanding as of December 31, 2004 and 2005, but were not included in the computation of diluted net loss per share since inclusion of these potentially dilutive securities would have been anti-dilutive for the periods presented (in thousands):

	Year ended December 31,		Three Months ended March 31, 2007
	2004	2005
			(unaudited)
Number of options outstanding	552	542	590
Number of restricted stock awards outstanding	—	19	25

Note 10    Discontinued Operations

We completed the sale of certain assets of our Analytical Standards division as well as certain technology rights for our topical pharmaceutical and cosmeceutical product lines and other assets (“cosmeceutical and toiletry business”) in February 2003 and July 2000, respectively.

The Analytical Standards division and cosmeceutical and toiletry business are reported as discontinued operations for all periods presented in the accompanying Statements of Operations.

Loss from discontinued operations represents the loss attributable to changes in estimates of our cosmeceutical and toiletry business that was sold to RP Scherer on July 25, 2000, as follows (in thousands):

	For the years ended December 31,			For the three months ended March 31,
	2004	2005	2006	2006	2007
				(unaudited)
Cosmeceutical and Toiletry Business
Change in estimates for severance costs and guarantees	$(133)	$(89)	$(188)	$—	$(24)

A.P. PHARMA, INC.

NOTES TO FINANCIAL STATEMENTS – (Continued)

There was no revenue relating to the discontinued operations in any period.

The following table sets forth the Company’s basic and diluted income (loss) per common share from discontinued operations excluding the gain on sale for the periods presented:

	For the years ended December 31,			For the three months ended March 31,
	2004	2005	2006	2006		2007
				(unaudited)
Basic income (loss) per common share from discontinued operations	$(0.02)	$(0.01)	$(0.03)	$	*	$	*
Diluted income (loss) per common share from discontinued operations	$(0.02)	$(0.01)	$(0.03)	$	*	$	*

*	Less than one cent per share

As of March 31, 2007, liabilities related to the discontinued operations in the amount of $305,000 include severance costs and accruals for gross profit guarantees. These liabilities are reported as accrued disposition costs in the accompanying balance sheets.

The cash provided by discontinued operations of $99,000, $125,000, and $24,000 in 2004, 2005 and 2006, respectively, and $21,000 provided by discontinued operations and $21,000 used in discontinued operations for the three months ended March 31, 2006 and 2007, respectively, relates to the royalties received from GFS from sales of Analytical Standards products, partially offset by severance payments made to former employees who were terminated as a result of the sale of the Analytical Standards division and a payment relating to the Gross Profit Guaranty.

Analytical Standards Division

On February 13, 2003, we completed the sale of our Analytical Standards division to GFS Chemicals, Inc. (“GFS”), a privately held company based in Columbus, Ohio. In this transaction, we received $2.1 million on closing and are entitled to receive royalties on sales of Analytical Standards products for a period of five years following the sale at rates ranging from 5% to 15%. The net present value of the guaranteed minimum royalties is included in the gain on disposition of discontinued operations.

As a result of the sale of the Analytical Standards division, we recorded severance charges of $210,000 in the year ended December 31, 2003 as a partial offset to the gain on disposition of the Analytical Standards division. An increase to the estimated severance charges of $2,000 was recorded in 2006. Approximately $230,000 of these severance charges has been paid through March 31, 2007.

Cosmeceutical and Toiletry Business

On July 25, 2000, we completed the sale of certain technology rights for our topical pharmaceutical and cosmeceutical product lines and other assets (“cosmeceutical and toiletry business”) to RP Scherer Corporation, a subsidiary of Cardinal Health, Inc.

Under the terms of the agreement with RP Scherer, we guaranteed a minimum gross profit percentage on RP Scherer’s combined sales of products to Ortho Neutrogena and Dermik (“Gross Profit Guaranty”). The guaranty period commenced on July 1, 2000 and ends on the earlier of July 1, 2010 or the

A.P. PHARMA, INC.

NOTES TO FINANCIAL STATEMENTS – (Continued)

end of two consecutive guaranty periods where the combined gross profit on sales to Ortho and Dermik equals or exceeds the guaranteed gross profit. The Gross Profit Guaranty expense totaled $729,000 for the first six guaranty years. We expect the annual Gross Profit Guaranty payments to range from approximately $100,000 to $150,000 for the remainder of the guaranty period. As there is no minimum amount of Gross Profit Guaranty due, no accrual for the guaranty is estimable for future years. A liability of $303,000 related to the current amount due under the gross profit guarantees is included in accrued disposition costs as of March 31, 2007.

Note 11    Defined Contribution Plan

We have a defined contribution plan covering substantially all of our employees. In the past three calendar years, we made matching cash contributions equal to 50% of each participant’s contribution during the plan year up to a maximum amount equal to the lesser of 3% of each participant’s annual compensation or $6,600, $6,300 and $6,150 for 2006, 2005 and 2004, respectively, and such amounts were recorded as expense in the corresponding years. We may also contribute additional discretionary amounts to the defined contribution plan as we may determine. For the years ended December 31, 2006, 2005 and 2004, we contributed to the plan approximately $85,000, $73,000 and $86,000, respectively. No discretionary contributions have been made to the plan since its inception.

Note 12    Income Taxes

In 2006, we had a provision of $119,000 reflecting alternative minimum tax on the gain on the sale of our right to receive royalties on the sales of Retin A Micro and Carac. See Note 13. In the first quarter of 2007 we recorded a catch up provision of $36,000 for California State Alternative Minimum Tax. There was no provision for income taxes in 2005 or 2004 because we have incurred operating losses. Deferred income taxes reflect the net tax effects of net operating loss and tax credit carryovers and temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of our deferred tax assets are as follows (in thousands):

	December 31,
	2005	2006
Deferred Tax Assets:
Net operating loss carryforwards	$26,500	$24,000
Research credits	2,300	2,700
Capitalized research expenses	100	100
Other	400	600

Total deferred tax assets	29,300	27,400
Valuation allowance	(29,300)	(27,400)

Net deferred tax assets	$—	$—

Realization of deferred tax assets is dependent upon future earnings, if any, the timing and amount of which are uncertain. Accordingly, the net deferred tax assets have been fully offset by a valuation allowance. The valuation allowance decreased by $1,900,000 and increased by $600,000 and $1,500,000 during 2006, 2005 and 2004, respectively.

A.P. PHARMA, INC.

NOTES TO FINANCIAL STATEMENTS – (Continued)

Deferred tax assets related to carryforwards at December 31, 2006 include approximately $2,900,000 associated with stock option activity related to nonqualified stock options for which any subsequently recognized tax benefits will be credited directly to stockholders’ equity.

As of December 31, 2006, we had net operating loss carryforwards for federal income tax purposes of approximately $67,100,000 which expire in the years 2007 through 2026 and federal research and development tax credits of approximately $1,500,000 which expire in the years 2007 through 2026.

As of December 31, 2006, we had net operating loss carryforwards for state income tax purposes of approximately $20,300,000 which expire in the years 2012 through 2015 and state research and development tax credits of approximately $1,800,000 which do not expire.

Utilization of our net operating loss and credit carryforwards may be subject to substantial annual limitation due to the ownership change limitations provided by the Internal Revenue Code and similar state provisions. Such an annual limitation could result in the expiration of the net operating loss and credits before utilization.

We adopted the provisions of FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes—an Interpretation of FASB Statement No. 109, or FIN 48, on January 1, 2007. Upon adoption of FIN 48, we commenced a review of our tax positions taken in our tax returns that remain subject to examination. Based upon our review, we do not believe we have any unrecognized tax benefits or that there is material impact on our financial condition or results of operations as a result of implementing FIN 48.

We file income tax returns in the U. S. federal jurisdiction and various state jurisdictions. We are subject to U. S. federal or state income tax examinations by tax authorities for all years in which we reported net operating loss carryforwards. We do not believe there will be any material changes in our unrecognized tax positions over the next 12 months.

We recognize interest and penalties accrued on any unrecognized tax benefits as a component of income tax expense. As of the date of adoption of FIN 48, we did not have any accrued interest or penalties associated with any unrecognized tax benefits, nor was any interest expense recognized for the period ended March 31, 2007.

Note 13    Significant Agreements

Paul Royalty Fund

On January 18, 2006 we sold our rights to royalties on sales of Retin-A Micro and Carac effective October 1, 2005 to an affiliate of the Paul Royalty Fund for up to $30 million. Proceeds of $25 million were received upon the closing of the transaction and used primarily to fund pivotal clinical development of APF530, our drug candidate for the prevention of both acute and delayed chemotherapy-induced nausea and vomiting. The remaining $5 million will be paid based on the satisfaction of certain predetermined milestones over the next three years.

RHEI Pharmaceuticals, Inc.

On October 1, 2006, we entered into an agreement with RHEI in which we granted RHEI exclusive license to develop and market APF530 in Greater China. We received a license fee on the signing of the contract, which has been recorded as deferred revenue on the Balance Sheet, and will receive additional milestone payments upon the achievement of certain regulatory approvals. Furthermore, we will receive royalties on future sales of APF530 in Greater China.

A.P. PHARMA, INC.

NOTES TO FINANCIAL STATEMENTS – (Continued)

Note 14    Quarterly Results Of Operations (Unaudited)

The following table presents summarized unaudited results of operations for each of our quarters in the years ended December 31, 2006 and 2005 (in thousands, except per share data).

Year Ended December 31, 2006	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Total revenue	$—	$—	$—	$—
Operating expenses	4,401	4,790	3,948	5,725
Interest and other, net	23,693	274	195	219
Income (loss) from continuing operations	19,292	(4,516)	(3,753)	(5,506)
Discontinued operations	7	(34)	(64)	(41)
Net income (loss) before income taxes	19,299	(4,550)	(3,817)	(5,547)
Income tax expenses	—	—	—	(119)
Net income (loss)	19,299	(4,550)	(3,817)	(5,666)
Basic income (loss) per common share:
Income (loss) from continuing operations	3.06	(0.72)	(0.60)	(0.90)
Net income (loss)	3.06	(0.72)	(0.60)	(0.90)
Diluted income (loss) per common share:
Income (loss) from continuing operations	3.03	(0.72)	(0.60)	(0.90)
Net income (loss)	3.03	(0.72)	(0.60)	(0.90)

Year Ended December 31, 2005	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Total revenue	$1,360	$1,250	$1,337	$1,444
Operating expenses	2,671	3,901	3,174	4,118
Interest income and other income, net	61	87	73	69
Loss from continuing operations	(1,250)	(2,564)	(1,764)	(2,605)
Discontinued operations	(6)	(44)	20	3
Net loss	(1,256)	(2,608)	(1,744)	(2,602)
Basic and diluted loss per common share:
Loss from continuing operations	(0.20)	(0.41)	(0.28)	(0.41)
Net loss	(0.20)	(0.42)	(0.28)	(0.41)

Note 15 Subsequent Events (unaudited)

Milestone payment: On June 6, 2007 we received a payment of $2.5 million from an affiliate of the Paul Royalty Fund. The payment represents a milestone that recently became payable under the agreement we entered into on October 1, 2005 to sell our royalty rights to Retin-A Micro and Carac to an affiliate of the Paul Royalty Fund.

Reverse Stock Split: At our annual meeting of stockholders held May 23, 2007, our stockholders approved a 1-for-4 reverse stock split, which became effective on that date. Basic and diluted net income (loss) per share and all shares used in calculating such amounts reflect the reverse stock split for all periods presented.

Agreement update: Under the terms of the agreement with RP Scherer, we guaranteed a minimum gross profit percentage on RP Scherer’s combined sales of products to Ortho Neutrogena and Dermik. The guaranty period commenced on July 1, 2000 and ends on the earlier of July 1, 2010 or the end of two consecutive guaranty periods where the combined gross profit on sales to Ortho and Dermik equals or exceeds the guaranteed gross profit (the “two period test”). The Gross Profit Guaranty expense totaled $729,000 for the first six guaranty years and in those years profits did not meet the two period test. Effective

A.P. PHARMA, INC.

NOTES TO FINANCIAL STATEMENTS – (Continued)

March of 2007, in conjunction with a sale of assets by RP Scherer’s successor company to an Amcol International subsidiary (“Amcol”), a new agreement was signed between us and Amcol to provide continuity of product supply to Ortho and Dermik. This new agreement potentially extends the gross profit guaranty period an additional three years to July 1, 2013 unless it is terminated earlier via the two period test. Therefore, we expect the Gross Profit Guaranty payments to range from approximately $100,000 to $150,000 per year for the remainder of the guaranty period.

21,212,121 Shares

A.P. Pharma, Inc.

Common Stock

Merriman Curhan Ford & Co.

Dawson James Securities, Inc.

June 13, 2007